**Exhibit 10.78**

EXECUTION COPY

PARTICIPATION AGREEMENT

dated as of September 26, 2001

among

ADOBE SYSTEMS INCORPORATED
as Lessee and Construction Agent,

SELCO SERVICE CORPORATION
Doing Business in California as
OHIO SELCO SERVICE CORPORATION) as Lessor,

VICTORY RECEIVABLES CORPORATION
as Note Purchaser,

THE VARIOUS FINANCIAL INSTITUTIONS PARTIES HERETO
as Liquidity Banks,

THE BANK OF TOKYO-MITSUBISHI, LTD., NEW YORK BRANCH,
as Conduit Agent

and

KEYBANK NATIONAL ASSOCIATION
as Administrative Agent,

with

KEY GLOBAL FINANCE,
as Structuring Agent.

Lease Financing of Office Tower
Located in City of San Jose, Santa Clara County, California
for Adobe Systems Incorporated

Documentation Date: September 26, 2001

**TABLE OF CONTENTS**

## ARTICLE IV
## CALCULATION OF BASIC RENT; YIELD; INTEREST; FEES; PAYMENT

## ARTICLE V
## CERTAIN INTENTIONS OF THE PARTIES

## ARTICLE VI
## CONDITIONS TO CLOSING DATE; FUNDING DATES; COMPLETION DATE

ARTICLE VII
DISTRIBUTIONS

ARTICLE VIII
REPRESENTATIONS

## ARTICLE IX
## COVENANTS

## ARTICLE X
## GROUND LEASE

## ARTICLE XI
## LESSEE DIRECTIONS EXTENSION OF MATURITY DATE; LESSOR SECURITY

## ARTICLE XIV
## PAYMENT OF CERTAIN EXPENSES

## ARTICLE XV
## THE ADMINISTRATIVE AGENT

## ARTICLE XVI
## MISCELLANEOUS

***SCHEDULES***

***EXHIBITS***

PARTICIPATION AGREEMENT

THIS PARTICIPATION AGREEMENT (this "*Participation Agreement*"), dated as of September 26, 2001, is entered into by and among ADOBE SYSTEMS INCORPORATED, a Delaware corporation ("*Adobe*"), as the Lessee (in such capacity, the "*Lessee*"); Adobe, as the Construction Agent (in such capacity, the "*Construction Agent*"); SELCO SERVICE CORPORATION, an Ohio corporation doing business in California as Ohio SELCO Service Corporation, as Lessor (together with its permitted successors and assigns, the "*Lessor*"); VICTORY RECEIVABLES CORPORATION, a Delaware Corporation, as the Note Purchaser (together with its permitted successors and assigns, the "*Note Purchaser*"); THE VARIOUS FINANCIAL INSTITUTIONS AS ARE OR MAY FROM TIME TO TIME BECOME PARTIES TO THE LIQUIDITY AGREEMENT referenced herein, as the Liquidity Banks (together with their respective permitted successors and assigns, the "*Liquidity Banks*"); THE BANK OF TOKYO-MITSUBISHI, LTD., NEW YORK BRANCH, as conduit agent for the Note Purchaser (the "*Conduit Agent*"); and KEYBANK NATIONAL ASSOCIATION, as administrative agent for the Participants (together with its permitted successors and assigns in such capacity, the "*Administrative Agent*").

WITNESSETH:

WHEREAS, on the Closing Date (as defined herein),

(a)  the Lessor will enter into the Ground Lease with the Ground Lessor pursuant to which the Ground Lessor will lease to the Lessor all of the Ground Lessor's right, title and interest in the parcel of land described on *Schedule III* hereto (together with all Appurtenant Rights relating thereto, the "Land"),

(b)  the Construction Agent will enter into one or more construction contracts in form and substance satisfactory to the Administrative Agent and the Lessor (as modified from time to time in accordance with the Operative Documents, the "*Construction Contract*") with a general contractor reasonably acceptable to the Administrative Agent and the Lessor (the "*General Contractor*"), pursuant to which the General Contractor will construct the Improvements, and

(c)  the Construction Agent will, pursuant to the Security and Assignment Agreement, assign to the Lessor all of the Construction Agent's right, title and interest under the Construction Contract and the other Construction Documents;

WHEREAS, the Construction Agent will, using the proceeds of Advances, direct the General Contractor to construct Improvements on the Land in accordance with the Construction Contract (the Lessor's interest in the Land, together with all Improvements from time to time located on the Land and all attachments and accessions thereto, collectively, the "*Property*"), which Property as constructed will be the property of the Lessor;

WHEREAS, the Lessor desires to lease to the Lessee, and the Lessee desires to lease from the Lessor, the Property;

WHEREAS, the Lessor is willing to provide the funding of a portion of the costs of (a) the construction of the Property in accordance with the Plans and Specifications therefor and (b) the Transaction Expenses incurred in connection with the transactions contemplated hereby and the Note Purchaser and Liquidity Banks are willing to provide financing for the remaining portion of the foregoing costs; and

WHEREAS, to secure such financing (a) the Lessor will have the benefit of a first priority Lien on all of the right, title and interest of the Lessee and the Construction Agent in the Property and the Construction Documents and (b) the Lenders will have the benefit of (i) a Lien on the Lessor's right, title and interest in the Property and the Construction Documents and (ii) an assignment of certain of the Lessor's rights against the Lessee under the Lease and against the Construction Agent under the Construction Agency Agreement;

NOW, THEREFORE, in consideration of the mutual agreements contained in this Participation Agreement and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

## ARTICLE I

### DEFINITIONS; INTERPRETATION

SECTION 1.1  *Definitions; Interpretation.*    Unless the context shall otherwise require, capitalized terms used and not defined herein shall have the meanings assigned thereto in Appendix A hereto for all purposes hereof (as such Appendix A may be amended, supplemented, amended and restated or otherwise modified from time to time, "*Appendix A*"); and the rules of interpretation set forth in Appendix A shall apply to this Participation Agreement.

## ARTICLE II

### DOCUMENTATION DATE

SECTION 2.1  *Documentation Date.*    The Documentation Date (the "*Documentation Date*") for the transactions contemplated by this Participation Agreement shall be deemed to have occurred as of the date of this Participation Agreement, subject to satisfaction of the following conditions precedent:

(a)  *Participation Agreement.*    This Participation Agreement shall have been duly authorized, executed and delivered by the parties hereto.

(b)  *Lease.*    The Lease shall have been duly authorized, executed and delivered by the parties thereto.

(c)  *Construction Agency Agreement.*    The Construction Agency Agreement shall have been duly authorized, executed and delivered by the parties thereto.

(d)  *Note Purchase Agreement.*    The Note Purchase Agreement shall have been duly authorized, executed and delivered by the parties thereto.

(e)  *Note.*    The Note shall have been duly authorized, executed and delivered by the Lessor, in compliance herewith and with the Note Purchase Agreement.

(f)  *Liquidity Documents; Available Liquidity Commitments.*    The Liquidity Agreement and the Asset Purchase Agreement shall have been duly authorized, executed and delivered by the parties thereto; no party thereto shall be in default in any material respect thereunder; and the Available Liquidity Commitments shall equal 102% of the maximum permitted principal amount of all Notes issued or to be issued hereunder or under the Operative Documents.

(g)  *Assignment of Lease, Rent and CAA.*    The Assignment of Lease, Rent and CAA shall have been duly authorized, executed and delivered by the Lessor, as assignor, to the Administrative Agent, as assignee, and the Assignment of Lease, Rent and CAA shall have been consented to and acknowledged by the Lessee and Construction Agent.

(h)  *Security and Assignment Agreement.*    The Lessee and the Construction Agent shall have duly executed and delivered to the Administrative Agent counterparts of the Security and Assignment Agreement, in form and substance satisfactory to the Administrative Agent and the Participants.

(i)  *Corporate Documents of the Lessee and the Construction Agent.*    Each Participant and the Administrative Agent shall have received the following:

(i)  *Incumbency Certificate.*    An incumbency certificate, executed by the Secretary or Assistant Secretary of the Lessee and Construction Agent, which shall identify by name and title and bear the signature of the officers of the Lessee and Construction Agent authorized to sign

2

the Operative Documents to which the Lessee or Construction Agent is or shall be a party, upon which certificate the Participants and the Administrative Agent shall be entitled to rely until informed of any change in writing by the Lessee.

(ii) *Certificate of Incorporation.* Copies of the certificate of incorporation of the Lessee and Construction Agent, together with all amendments thereto, certified to be true and complete as of a recent date by the appropriate governmental authority of the state of its organization.

(iii) *Resolutions.* Copies of resolutions of the Board of Directors of the Lessee and Construction Agent approving the transactions contemplated by the Operative Documents, and authorizing the execution and delivery by the Lessee and Construction Agent of each Operative Document to which it is or shall be a party, certified by the Secretary or an Assistant Secretary of the Lessee and Construction Agent as of the Documentation Date to be true and correct and in force and effect as of such date.

(iv) *Bylaws.* A copy of the bylaws of the Lessee and Construction Agent certified by the Secretary or an Assistant Secretary of the Lessee and Construction Agent as of the Documentation Date to be true and correct and in force and effect as of such date.

(v) *Good Standing.* A certificate of good standing for the Lessee and Construction Agent, certified as of a recent date by the appropriate governmental officer in its jurisdiction of incorporation, together with a certificate of the Secretary of State of the State of California (certified as of a recent date) to the effect that the Lessee and Construction Agent is qualified to do business in the State of California.

(j) *Corporate Documents of the Lessor.* The Lessee, each Lender and the Administrative Agent shall have received the following:

(i) *Incumbency Certificate.* An incumbency certificate, executed by the Secretary or Assistant Secretary of the Lessor, which shall identify by name and title and bear the signature of the officers of the Lessor authorized to sign the Operative Documents to which the Lessor is or shall be a party, upon which certificate the Lessee, the Lenders and the Administrative Agent shall be entitled to rely until informed of any change in writing by the Lessor.

(ii) *Articles of Incorporation.* Copies of the articles of incorporation of the Lessor, together with all amendments thereto, certified to be true and complete as of a recent date by the appropriate governmental authority of the state of its organization.

(iii) *Resolutions.* Copies of resolutions of the Board of Directors of the Lessor approving the transactions contemplated by the Operative Documents, and authorizing the execution and delivery by the Lessor of each Operative Document to which it is or shall be a party, certified by the Secretary or an Assistant Secretary of the Lessor as of the Documentation Date to be true and correct and in force and effect as of such date.

(iv) *Bylaws.* A copy of the bylaws of the Lessor certified by the Secretary or an Assistant Secretary of the Lessor as of the Documentation Date to be true and correct and in force and effect as of such date.

(v) *Good Standing.* A certificate of good standing for the Lessor, certified as of a recent date by the appropriate governmental officer in its jurisdiction of incorporation, together with a certificate of the Secretary of State of the State of California (certified as of a recent date) to the effect that the Lessor is qualified to do business in the State of California.

(k) *Opinion of Counsel to the Construction Agent and the Lessee.* Each Participant shall have received opinions of (i) Shartsis, Friese & Ginsburg, special counsel for the Lessee and the Construction Agent, and (ii) internal counsel for the Lessee and the Construction Agent, each dated the Documentation Date and addressed to each Participant, covering the matters set forth respectively in *Exhibits F-1* and *F-2* and otherwise in form and substance reasonably satisfactory to the Administrative Agent and the Participants.

(l) *Opinion of Counsel to the Lessor.* Each Participant shall have received opinions of (i) Jones, Day, Reavis & Pogue, special counsel for the Lessor, and (ii) Thompson Hine & Flory LLP, each dated the Documentation Date and addressed to each Parties hereto, covering the matters set forth respectively in Exhibits F-3 and F-4 and otherwise in form and substance reasonably satisfactory to the Administrative Agent and the Participants.

(m) *Representations and Warranties.* On the Documentation Date, the representations and warranties of each of the parties set forth in *Sections 8.1, 8.3* and *8.4* shall be true and correct in all respects as though made on and as of such date, except to the extent such representations or warranties relate solely to an earlier date, in which case such representations and warranties shall have been true and correct in all respects on and as of such earlier date.

(n) *No Default.* No Acceleration Event, Lease Default or CAA Default shall have occurred and be continuing on the Documentation Date.

(o) *Governmental Approvals.* All Governmental Actions required by any Requirement of Law for the purpose of authorizing the Lessee, the Administrative Agent and each Participant to enter into the Operative Documents shall have been obtained or made and be in full force and effect.

(p) *Litigation.* No action or proceeding shall have been instituted or threatened, nor shall any governmental action be instituted or threatened before any Governmental Authority, nor shall any order, judgment or decree have been issued or proposed to be issued by any Governmental Authority, to set aside, restrain, enjoin or prevent the performance of this Participation Agreement or any transaction contemplated hereby or by any other Operative Document or that is reasonably likely, in the sole opinion of each Participant, to be reasonably expected to have a Material Adverse Effect.

(q) *Requirements of Law.* In the opinion of each Participant, no change shall have occurred or been proposed in Applicable Law that would make it uneconomic or illegal for any party to any Operative Document to participate in any of the transactions contemplated by the Operative Documents or otherwise would prohibit the consummation of any transaction contemplated by the Operative Documents or expand the duties, obligations and risks of any Participant.

(r) *Note Purchase Agreement.* The conditions precedent set forth in *Section 5* of the Note Purchase Agreement shall have been satisfied or waived.

All documents and instruments required to be delivered pursuant to this *Section 2.1* shall be or deemed to be delivered at the offices of Jones, Day, Reavis & Pogue, 599 Lexington Avenue, New York, New York, or at such other location as may be determined by the Administrative Agent, the Participants and the Lessee, and the Administrative Agent and each Participant hereby agree that delivery of any document or instrument to such offices or other location shall constitute delivery to the Administrative Agent and each Participant for all purposes of the Operative Documents.

# ARTICLE III

## FUNDING OF ADVANCES

SECTION 3.1  *Advances.*

(a)  *Advances.*  Subject to the conditions and terms hereof, the Lessor shall take the following actions at the written request of the Construction Agent from time to time during the Commitment Period:

(i) on the Documentation Date, subject to satisfaction of the conditions set forth in *Sections 2.1 and 6.2*, the Lessor shall make an Advance (the "*Special Advance*") hereunder (using funds provided by the Lessor and the Note Purchaser) for the sole purpose of paying the Fees and the Transaction Expenses due and payable on the Documentation Date and reimbursing the Lessor for certain Construction Costs of the type described in *clause (g)* of the definition thereof;

(ii) On the Closing Date, the Lessor and the Ground Lessor shall enter into the Ground Lease, and the Lessee and the Lessor shall execute and deliver the Memorandum of Lease; and (A) the Ground Lease (or a memorandum hereof), (B) the Memorandum of Lease and (C) such easement agreements as are satisfactory to the Lessor and the Administrative Agent and necessary or appropriate in connection with the transactions contemplated hereby and the Construction of the Improvements, will be recorded in the real estate records of Santa Clara County, California;

(iii) on each Funding Date on or after the Closing Date, the Lessor shall make Advances (out of funds provided by the Lessor and the Lenders) to the Construction Agent or to such payees designated in writing by the Construction Agent for the purpose of paying (or reimbursing the Construction Agent for) Construction Costs;

(iv) on the Completion Date, the Lessor shall, at the request of the Construction Agent, make a Completion Date Advance as set forth in *Section 3.6*; and

(v) commencing on the Completion Date, the Basic Lease Term shall commence under the Lease.

(b)  *Limitation on Advances.*  Notwithstanding any other provision hereof, (i) no Advance shall be made after the Commitment Termination Date, (ii) the Lessor shall not be obligated to make any Advance if, after giving effect thereto, (A) the aggregate outstanding amounts of the Loans would exceed the Note Purchaser's Commitment, or the aggregate outstanding amounts of the Lessor Amounts would exceed the Lessor Commitment, (B) the Property Cost would exceed the Aggregate Commitment Amount, or (C) the aggregate amount of General Contractor Payments would exceed the total General Contractor Payments then due and owing under the Construction Contract and (iii) the amount of the Special Advance shall not be less than $1,100,000, and shall not exceed $1,500,000.

(c)  *Acknowledgment of Advances.*  Each of the Lessee and the Construction Agent hereby acknowledges and agrees, for the benefit of each Participant and the Administrative Agent, that: (i) each Advance made hereunder is made for the benefit of, and at the request of, the Lessee and the Construction Agent, (ii) the entire amount of each Advance made hereunder (including each Advance deemed made for the purpose of financing accrued interest and Yield during the Construction Period and financing the Fees described in *Section 4.6(b)*) is allocable to the Property and shall constitute part of the Property Cost and (iii) the Lessee and the Construction Agent shall pay in full on the Expiration Date all of its obligations under the Lease or Construction Agency Agreement, as applicable, which obligations are intended to equal the aggregate outstanding amount of Advances made (or deemed made) hereunder, subject to (A) during the Construction Period, the limitations on recourse set forth in *Section 5.4* of the Construction Agency Agreement and (B) on and after the Completion Date, the limitations on recourse set forth in *Article XX* of the Lease.

(d) *Cost Overruns.* Nothing set forth in this *Section 3.1* or this Participation Agreement shall compel the Lessee to pay for any cost overrun in connection with the Construction of the Property. In the event that the Aggregate Commitment Amount is determined to be insufficient to complete construction of the Property in accordance with the Plans and Specifications, (i) the Lessee may request the Participants to increase their respective Commitments to cover the shortfall, which increase will be in the sole discretion of each Participant and will be conditioned upon such terms and conditions as may be deemed appropriate by any such Participant, or (ii) the Lessee may, in its sole discretion, pay for such cost overrun as Supplemental Rent (*provided*, that the Lessee shall have received the prior written consent of the Administrative Agent and the Lessor to the extent that such payment, in the aggregate with all other payments made by the Lessee pursuant to this *clause (ii)*, exceeds the Estimated Completion Costs (as set forth in the Initial Construction Budget)). Any amounts funded by the Participants pursuant to *clause (i)* of the preceding sentence shall be repaid as Supplemental Rent in accordance with *clause (c)* of the second sentence of *Section 3.3* of the Lease.

(e) *Force Majeure Costs.* If any Casualty or Condemnation occurs with respect to the Property during the Construction Period, the Lessee and Construction Agent may request that the Lessor make an Extraordinary Lessor Investment for the purpose of paying Force Majeure Costs in connection therewith; *provided, however*, that the Lessor's determination whether to make any such Extraordinary Lessor Investment shall be within the Lessor's sole and absolute discretion, and may be conditioned upon such terms and conditions as the Lessor may require (in its sole and absolute discretion), including the accrual of Yield on such Extraordinary Lessor Investment at such rate, and receipt of such information, certificates and documentation (including appraisals and certifications of the Lessee and Construction Agent as to various matters), as the Lessor may require.

SECTION 3.2 *Lessor's Commitment.* Subject to the conditions and terms hereof, the Lessor shall make available to the Lessee at the request of the Lessee from time to time during the Commitment Period on any Funding Date an amount (together with any amounts advanced by the Lessor pursuant to *Section 3.1(e)*, each a "*Lessor Amount*") in immediately available funds equal to the Lessor Percentage of the amount of the Advance being funded on such Funding Date. Notwithstanding any other provision hereof, the Lessor shall not be obligated to make available any Lessor Amount if after giving effect to the making of the proposed Lessor Amount, the aggregate outstanding Lessor Amounts of the Lessor would exceed the Lessor's Commitment.

SECTION 3.3 *Note Purchaser's Commitment.* Subject to the conditions and terms hereof and of the Note Purchase Agreement and provided that all conditions to the related Advances by the Lessor have been satisfied on and as of each such date: on the Documentation Date, the Note Purchaser shall purchase the Note or the Notes and on each subsequent Funding Date during the Commitment Period shall advance funds under the Notes in an aggregate amount in immediately available funds equal to the Loan Percentage of the amount of the Advance being funded on such Funding Date. Notwithstanding any other provision hereof, the Note Purchaser shall not be obligated to advance funds under the Note or the Notes if, after giving effect to the proposed advance of funds, the aggregate outstanding amount under the Notes would exceed the Note Purchaser's Commitment.

SECTION 3.4 *Procedures for Advances.*

(a) *General Procedures.* With respect to each funding of an Advance, the Construction Agent shall give the Lessor prior written notice pursuant to (i) in the case of the Advance to be made on the Closing Date, a Closing Date Notice substantially in the form of Exhibit A-1 hereto (a "*Closing Date Notice*") or (ii) in the case of any other Advance (including any Advance deemed made by the Lessor through its borrowing of Loans and making of Lessor Amounts for the purpose of financing interest, Yield or Facility Fees), an Advance Request substantially in the form of Exhibit A-2 hereto (an

"*Advance Request*"; the Closing Date Notice and each Advance Request are collectively referred to herein as "*Funding Requests*"), which Funding Request shall be delivered to the Administrative Agent not later than 2:00 p.m., (New York time), three (3) Business Days prior to the proposed Funding Date. Each Funding Request shall include a request for an Advance of the amounts set forth in *Section 3.5* hereof and shall specify: (i) the proposed Funding Date, (ii) the amount of Advance requested, (iii) in the case of the Closing Date Notice, the Estimated Completion Costs, (iv) the portion of the Advance requested thereunder to be made for the purpose of paying Transaction Expenses, Capitalized Interest and Capitalized Yield, (v) wire transfer instructions for the disbursement of the proceeds of such Advance to the Construction Agent or to such other Persons specified in such Funding Request and (vi) a certification by the Construction Agent that (A) after giving effect to such Advance, the remaining Commitments are sufficient to complete construction of the Property in accordance in all material respects with the Plans and Specifications and the Construction Budget (in each case, as revised from time to time in accordance with *Section 2.8* of the Construction Agency Agreement), (B) the Construction Agent expects the Completion Date to occur on or prior to the Outside Completion Date (except for any delay arising as a result of a Force Majeure Event that has been disclosed to the Lessor and the Administrative Agent in writing by the Construction Agent) and (C) all conditions to be satisfied by the Lessee and the Construction Agent set forth in the Construction Agency Agreement and the other Operative Documents to which the Lessee or the Construction Agent is a party with respect to the funding of such Advance have been fully and completely satisfied to the extent required to be satisfied by the Construction Agent or the Lessee. The Administrative Agent shall calculate the amounts of the Lessor Amounts and Loans required to fund the requested Advance, which amounts shall be equal to the Lessor Percentage and the Loan Percentage, respectively, of the applicable Advance. Each Funding Request delivered by the Lessee or the Construction Agent shall be irrevocable and binding on the Obligors.

(b) *Amount of Advance; Funding Dates.*    Each Advance (other than Advances deemed made for the purpose of financing accrued interest and Yield during the Construction Period and financing the Fees described in *Section 4.6(b)*) shall be in an amount not less than $500,000 per draw (*provided*, that the Special Advance shall be in an amount not less than $1,100,000), and all Advances shall be made, subject to timely receipt of a Funding Request, on the seventh (7th) day of the calendar month (or if such day is not a Business Day, the next succeeding Business Day) except for the Special Advance and the Advance made on the Closing Date. There shall be no more than one (1) Advance in any calendar month.

(c) *Use of Proceeds of Advances.*    Except as the parties may otherwise agree in writing, Advances shall be made solely to provide the Construction Agent with funds with which to pay or reimburse itself for Construction Costs.

(d) *Delivery of Funding Request to Lenders.*    The Administrative Agent shall, immediately upon its receipt of any Funding Request from the Construction Agent or Lessee, deliver a copy of such Funding Request to each Lender.

SECTION 3.5  *Facility Fees, Capitalized Interest and Capitalized Yield.*    During the Commitment Period,

(a)  on or prior to the date that is eight (8) Business Days prior to each Rent Payment Date for a Basic Rent Period, the Lessor shall give the Administrative Agent notice of the amount of Capitalized Yield that has accrued and is payable with respect to such Basic Rent Period;

(b)  on or prior to the date that is five (5) Business Days prior to each Rent Payment Date for a Basic Rent Period, the Conduit Agent shall give the Administrative Agent written notice of the amount of Capitalized Interest that has accrued and is payable with respect to such Basic Rent Period;

(c)   on or prior to the date that is four (4) Business Days prior to the Rent Payment Date for a Basic Rent Period, the Administrative Agent shall give the Lessee written notice of the amount of Fees, Capitalized Interest and Capitalized Yield that have accrued and are payable with respect to such Basic Rent Period;

(d)   on each date that is three (3) Business Days prior to the Rent Payment Date for a Basic Rent Period, the Lessee shall request, or be deemed to have requested, an Advance in an aggregate amount equal to all Fees, Capitalized Interest and Capitalized Yield accrued during such Basic Rent Period. The Funding Date with respect to each such Advance shall be such Rent Payment Date (subject to the terms and conditions for an Advance set forth in this Participation Agreement), and the proceeds of such Advance shall be applied to pay such accrued Fees, Capitalized Interest and Capitalized Yield.

SECTION 3.6   *Completion Date Advances.*   The Construction Agent may request an Advance pursuant to *Section 3.4* on the Completion Date for the Property (such Advance, a "*Completion Date Advance*") for the purpose of paying Construction Costs that the Construction Agent, in its reasonable good faith judgment, expects to become payable after the Completion Date; *provided, however*, that (a) the Construction Agent shall deliver a Funding Request for the Completion Date Advance in accordance with the procedures set forth in *Section 3.4, (b)* the conditions set forth in *Section 3.1(b)* shall not be violated, (c) all of the applicable conditions set forth in *Article VI* shall have been satisfied or waived and (d) the proceeds of such Advance shall be used solely to pay Construction Costs.

SECTION 3.7   *Commitment of the Liquidity Banks.*   Subject to the terms and conditions set forth herein and in the other Operative Documents, (a) each Liquidity Bank shall severally, but not jointly, make available Liquidity Loans to the Note Purchaser in an aggregate principal amount not to exceed its Liquidity Percentage of the Note Purchaser's Commitment, plus all accrued discount on all related Commercial Paper (as such amount may be adjusted pursuant to the Liquidity Agreement) less the aggregate principal amount of outstanding Percentage Interest purchased by the Liquidity Banks pursuant to the Asset Purchase Agreement, (b) each Liquidity Bank hereby agrees, on a several but not joint basis, that, to the extent the Note Purchaser shall not fund one or more Notes due to a Program Termination Event or due to any other reason, then such Liquidity Bank shall fund a portion of each such Note in proportion to its percentage of Liquidity Percentage in effect at such time, subject to satisfaction or waiver of the applicable conditions precedent set forth in this Participation Agreement, and (c) each of the Liquidity Banks shall, at the times set forth herein and therein, duly perform their respective obligations set forth herein and under the applicable Operative Documents to which such Person is a party; *provided, however*, that no Liquidity Bank shall be obligated to make any Liquidity Loan or fund any Note (or any portion thereof) if, after giving effect thereto, the sum of (i) the aggregate outstanding principal amount of such Liquidity Bank's Liquidity Loans and (ii) the aggregate amounts funded by such Liquidity Bank under the Notes, would exceed such Liquidity Bank's Liquidity Commitment.

## ARTICLE IV

## CALCULATION OF BASIC RENT; YIELD; INTEREST; FEES; PAYMENT

SECTION 4.1   *Calculation of Basic Rent.*   Basic Rent shall be payable from time to time on each Rent Payment Date during the Lease Term in an amount equal to the sum of (a) all interest then due on the Loans, as calculated in accordance with *Sections 4.2 and 4.11* and (b) all Yield then due on the Lessor Amounts, as calculated in accordance with *Sections 4.3 and 4.11*.

SECTION 4.2   *Interest on Loans and Liquidity Loans.*

(a)   (i) Each Loan shall accrue interest on the outstanding principal amount thereof, as follows:

(A) To the extent that the Note Purchaser is funding advances under the Notes by issuance of Commercial Paper, the Note Interest Amount portion of Basic Rent with respect to the amounts outstanding under the Notes shall be computed based upon the CP Rate as in effect from time to time plus fifteen one hundredths of one percent (.15%); and

(B) To the extent the Note Purchaser is not funding advances under the Notes by issuance of Commercial Paper or the Notes have been purchased by the Liquidity Banks pursuant to the Liquidity Documents, the Note Interest Amount portion of Basic Rent with respect to the amounts outstanding under the Notes shall be computed as follows: (A) until such time as a Liquidity Loan based upon a one (1) month BBA LIBO Rate can be advanced by the Liquidity Banks pursuant to the Liquidity Documents, the Base Rate and (B) thereafter, the BBA LIBO Rate for the applicable Basic Rent Period or Periods as in effect from time to time in accordance with the definition thereof *plus* the Applicable Margin; *provided, however*, that if any such BBA LIBO Rate is not available for any reason, the Note Interest Amount shall be computed based upon the Base Rate.

(ii) Each Liquidity Loan shall accrue interest in accordance with *Section 3.9* of the Liquidity Agreement.

(b) The aggregate amount payable in accordance with this *Section 4.2(a)* with respect to all Notes as of any Basic Rent Payment Date shall be the "*Note Interest Amount*" payable as of such date.

(c) All interest on the Loans and all other amounts due with respect to the Loans shall be distributed by the Administrative Agent to the Lenders in accordance with *Article VII*, to the extent received by the Administrative Agent from payments made by the Lessee as Basic Rent or Supplemental Rent under the Lease.

(d) During the Construction Period, accrued interest on the Loans shall be due and payable on each Rent Payment Date during the Construction Period and on the last day of the Construction Period and shall, subject to the terms and conditions hereof, be paid from Advances and added to the Property Cost.

(e) During the Basic Lease Term, accrued interest on the Loans shall be due and payable (i) on each Rent Payment Date, (ii) on the date of any payment or prepayment, in whole or in part, of any Loan, on the Loan so paid or prepaid, (iii) on the Maturity Date and (iv) without duplication on the Expiration Date.

(f) If not repaid sooner, all outstanding Loans shall be repaid in full on the Maturity Date, subject to the limitations set forth in *Section 5.4* of the Construction Agency Agreement and *Article XX* of the Lease.

SECTION 4.3   *Yield.*

(a) The amount of the Lessor Amounts outstanding from time to time shall accrue yield ("*Yield*") at a rate per annum equal to (i) in the case of any Lessor Amount made in connection with an Advance, the Yield Rate and (ii) in the case of any Lessor Amount constituting an Extraordinary Lessor Investment, the rate per annum mutually agreed by the Lessor and the Construction Agent (in their respective sole discretion) as the rate of Yield for such Extraordinary Lessor Investment as a condition to the Lessor's agreement to advance such amount pursuant to *Section 3.1(e)*; *provided*, that the Lessor Amount advanced in connection with the Special Advance shall accrue Yield at the Base Rate until the first day of the first Basic Rent Period commencing on or after the Closing Date.

(b) All Yield on the Lessor Amounts and all other amounts due with respect to the Lessor Amounts shall be distributed by the Administrative Agent to the Lessor in accordance with *Article VII*.

(c) During the Construction Period, accrued Yield on the Lessor Amounts shall be due and payable on each Rent Payment Date and on the last day of the Construction Period and shall, subject to the terms and conditions hereof, be paid from Advances and added to the Property Cost.

(d) During the Basic Lease Term, accrued Yield on the Lessor Amounts shall be due and payable (i) on each Rent Payment Date, (ii) on the date of any payment or prepayment, in whole or in part, of any Lessor Amount, on the Lessor Amount so paid or prepaid, (iii) on the Maturity Date and (iv) without duplication, on the Expiration Date.

(e) If not repaid sooner, the aggregate outstanding amount of Lessor Amounts shall be repaid in full on the Maturity Date, subject to the provisions of *Section 5.4* of the Construction Agency Agreement and *Article XX* of the Lease.

SECTION 4.4 *Computation of Basic Rent and Yield.* Interest on the Loans and Yield on the Lessor Amounts shall be calculated on the basis of a 360-day year for the actual days elapsed at all times that such Interest Rate or Yield Rate, as the case may be, is determined by reference to the CP Rate or the BBA LIBO Rate and, at all other times, on the basis of a 365- (or 366-, as the case may be) day year for the actual days elapsed. Any change in the interest rate on the Loans or the Yield Rate resulting from a change in the CP Rate, Base Rate or BBA LIBO Rate shall become effective as of the opening of business on the day on which such change becomes effective. Each determination of the Interest Rate or Yield Rate by the Administrative Agent pursuant to any provision of this Participation Agreement or any other Operative Document shall be binding on the Obligors and the Participants in the absence of manifest error; *provided*, that, unless the Note Purchaser has made a complete assignment pursuant to the Asset Purchase Agreement, the determination of the Note Interest Amount shall be made by the Conduit Agent, which determination shall be binding on the Obligors and the Participants in the absence of manifest error.

SECTION 4.5 *Prepayments.*

(a) *Voluntary Prepayments.* The Lessee shall have the right to prepay an amount equal to the aggregate outstanding Loans and Lessor Amounts pursuant to the exercise of purchase options permitted under the Lease or Construction Agency Agreement, as applicable, without premium or penalty; *provided, however*, that the Lessee shall pay all Break Costs in connection with any such prepayment. Each such prepayment with respect to the Property Cost shall be applied to the Loans and Lessor Amounts in the manner set forth in *Article VII*.

(b) *Mandatory Prepayments.*

(i) If at any time the sum of the aggregate amount of outstanding Loans and Lessor Amounts shall exceed the Aggregate Commitment Amount, the Lessee shall immediately make payment on the Loans and Lessor Amounts ratably in accordance with the outstanding amount thereof in an amount sufficient to eliminate such excess. Payments required to be made hereunder shall be applied first to Base Rate Loans/Lessor Amounts and then to LIBOR Loans/ Lessor Amount and Conduit Loans.

(ii) All amounts payable by the Lessee pursuant to *Article XV, XVI, XVIII* or *XX* of the Lease shall be used to prepay the Loans and shall be applied to the Loans and the Lessor Amounts in the manner set forth in *Article VII*.

(c) *Notice.* The Lessee will provide notice to the Lessor (which shall promptly notify the Lenders) of any voluntary prepayment by 11:00 a.m. (New York time) on at least three (3) Business Days prior to the date of such voluntary prepayment.

SECTION 4.6 *Fees.* The Lessee agrees to pay the fees set forth in this *Section 4.6* and the other fees separately agreed to by the Lessee and the Structuring Agent (collectively, the "*Fees*"). Fees that are due and payable during the Commitment Period shall, upon satisfaction of the applicable conditions set forth in *Article VI*, be payable through Advances made by the Lessor pursuant to *Section 3.4* for the purpose of paying Transaction Expenses; otherwise, the Fees shall be due and payable by Lessee on the date when due without further notice.

(a) *Facility Fees.* The Lessee agrees to pay to the Administrative Agent for the account of each Liquidity Bank the following facility fees (collectively, the "*Facility Fees*"): (i) for the period (including any portion thereof when any Commitment is suspended by reason of the Lessee's inability to satisfy any condition of *Article VI*) commencing on the Documentation Date and continuing through the Expiration Date, an amount equal to 0.40% per annum on such Liquidity Bank's Available Liquidity Commitment payable by the Lessee quarterly in arrears on the last Rent Payment Date of each calendar quarter; and (ii) for each annual renewal by a Liquidity Bank of its Liquidity Commitment, an amount equal to 0.10% of such Liquidity Bank's Available Liquidity Commitment, payable in advance on the first Rent Payment Date of the year for which the Liquidity Commitment is renewed. The Facility Fees shall be computed on the basis of the actual number of days (including the first day but excluding the last day) occurring during the period for which such Facility Fees are payable over a year of 360 days.

(b) *Upfront Fee.* The Lessee agrees to pay an upfront fee (the "*Upfront Fee*") to the Administrative Agent, for the account of the Liquidity Banks in an amount equal to 0.30% of the Aggregate Liquidity Commitment Amount, payable on the Documentation Date.

(c) *Note Purchaser Unused Fee.* The Lessee agrees to pay to the Administrative Agent for the account of the Note Purchaser (*provided, that*, for purposes of this subsection, Note Purchaser shall not include any Liquidity Bank), an unused fee (the "*Unused Fee*") for the period commencing on the Documentation Date and for so long as the Note Purchaser's Commitment remains outstanding in an amount equal to 0.050% per annum on the excess (if any) of the Note Purchaser's Commitment over the outstanding balance of the Note Purchaser's Loans. The Unused Fee shall be paid quarterly in arrears on the last Rent Payment Date of each calendar quarter and shall be computed based on the average daily balance of the unused Note Purchaser's Commitment during such calendar quarter based on a 360-day year and actual days elapsed.

SECTION 4.7 *Place and Manner of Payments.* Except as otherwise specifically provided herein, all payments hereunder shall be made to the Administrative Agent (as assignee of the Lessor pursuant to the Assignment of Lease, Rent and CAA) in Dollars in immediately available funds, without offset, deduction, counterclaim or withholding of any kind, to the Account not later than 2:00 p.m. (New York time) on the date when due, and the Lessor hereby directs the Lessee to pay to the Administrative Agent the Rent from time to time due under the Lease for distribution by the Administrative Agent in accordance with *Article VII*. Payments received after such time shall be deemed to have been received on the next succeeding Business Day. The Lessee shall, at the time it makes any payment under any Operative Document, specify to the Administrative Agent the Loans and Lessor Amounts, Fees or other amounts payable by the Lessee hereunder to which such payment is to be applied (and in the event that it fails so to specify, or if such application would be inconsistent with the terms hereof, the Administrative Agent shall distribute such payment to the Participants in such manner as the Participants may determine to be appropriate in respect of obligations owing by the Lessee. The Administrative Agent will distribute such payments to the Participants in accordance with *Article VII* if any such payment is received prior to 2:00 p.m. (New York time) on a Business Day in like funds as received prior to the end of such Business Day and otherwise the Administrative Agent will distribute such payment to the Participants on the next succeeding Business Day. Whenever any payment hereunder shall be stated to be due on a day which is not a Business Day, the due date thereof shall be extended to the next succeeding Business Day (subject to accrual of interest and fees for the period of such extension), except that in the case of LIBOR Loans/ Lessor Amounts, if the extension would cause the payment to be made in the next following calendar month, then such payment shall instead by made on the preceding Business Day.

SECTION 4.8 *Certain Rights of Participants.* The Required Participants shall have the right, upon the occurrence of any Limited Recourse CAA Event of Default or Unwind Event, to direct the Administrative Agent and the Lessor to, and upon receipt of any such directions such Persons shall (a) use reasonable commercial efforts to sell the Property to a third-party purchaser and/or (b) engage an

Appraiser to provide an estimate of the cost to complete any Improvements thereon, in each case as directed by the Required Participants in their sole discretion.

SECTION 4.9 *Accounting Terms; Computations.* Unless otherwise indicated in this Participation Agreement or any other Operative Document, all accounting terms used in this Participation Agreement or any other Operative Document shall be construed, and all accounting and financial computations hereunder or thereunder shall be computed, in accordance with GAAP. If GAAP changes during the term of this Participation Agreement such that any covenants contained herein would then be calculated in a different manner or with different components, the Lessee, the Participants and the Administrative Agent agree to negotiate in good faith to amend this Participation Agreement in such respects as are necessary to conform those covenants as criteria for evaluating the Lessee's financial condition to substantially the same criteria as were effective prior to such change in GAAP; *provided, however*, that, until the Lessee, the Participants and the Administrative Agent so amend this Agreement, all such covenants shall be calculated in accordance with GAAP as in effect immediately prior to such change.

SECTION 4.10 *Payments of Rent.* Notwithstanding anything to the contrary contained herein or in any other Operative Document, except as provided for in the following sentence and excluding amounts payable by other Persons that the Lessee is required to pay over to the Lessor, the Administrative Agent or any Lender, all amounts payable by the Lessee during the Construction Period to the Administrative Agent, the Lessor, any Lender or the Structuring Agent shall, solely to the extent constituting Construction Costs under *clauses (a)* through *(j)* of the definition thereof, be payable solely from Advances pursuant to the terms and conditions hereof (including without limitation, the conditions set forth in *Section 3.1(b)*). All payments or other amounts (whether or not accruing during the Construction Period) (a) that do not constitute such Construction Costs or which are required to be made by the Lessee pursuant to *Article XIII*, or (b) subject to the limitations of *Section 5.4* of the Construction Agency Agreement (to the extent applicable), which are payable by the Lessee pursuant to any of *Article XV, XVI* or *XVIII* of the Lease, shall be the direct full faith and credit recourse obligations of the Lessee and shall not be payable with Advances.

SECTION 4.11 *Late Payments; Default Rate.* If all or any portion of (i) the principal amount of any Loan, (ii) any interest payable on any Loan, (iii) any Lessor Amount, (iv) any Yield payable on any Lessor Amount or (v) any other amount payable to any Lender or Lessor hereunder (whether in respect of interest, Fees or other amounts) shall not be paid when due (whether at the stated maturity thereof, by acceleration or otherwise), then such overdue amount shall bear interest, payable on demand, at a rate per annum that is equal to the Default Rate. Without duplication of the foregoing, upon the occurrence and during the continuance of any Lease Event of Default or CAA Event of Default, the principal of the Loans and the Lessor Amounts and any other amounts owing to the Participants or the Administrative Agent hereunder or under the other Operative Documents shall bear interest, payable on demand, at a rate per annum that is equal to the Default Rate.

SECTION 4.12 *Mandatory Repayment.* If the Closing Date has not occurred prior to November 30, 2001 then, on November 30, 2001, (a) all outstanding Loans and Lessor Amounts, together with all accrued interest and Yield thereon, all accrued and unpaid Fees, and all other amounts owing to the Administrative Agent, the Participants, the Conduit Agent and the Program Administrator under the Operative Documents shall automatically become due and payable on such date, (b) the Lessee shall, not later than 2:00 p.m. (New York time) on November 30, 2001, pay to the Administrative Agent an amount equal to the sum of (i) the then outstanding Property Cost (including the Special Advance and all Capitalized Interest and Capitalized Yield with respect thereto), (ii) all accrued and unpaid interest on the Loans and Yield on the Lessor Amounts, (iii) all accrued and unpaid Fees owing under the Operative Documents and (iv) any other amounts (including any amounts payable pursuant to *Article XIII* or *XIV*) payable by the Lessee under the Operative Documents, and (c) the Administrative Agent shall distribute the amounts received by it to the Participants and the other parties hereto in accordance with *Article VII*.

# ARTICLE V

## CERTAIN INTENTIONS OF THE PARTIES

SECTION 5.1 *Intent.*

(a)  The parties hereto intend that, with respect to the Property and the Lease, (i) for financial accounting purposes with respect to the Lessee, (A) the Lease will be treated as an "operating lease" pursuant to Statement of Financial Accounting standards (SFAS) No. 13, as amended, (B) the Lessor will be treated as the owner and the lessor of the Property to which it holds title and the Lessee will be treated as the lessee of the Property, (ii) for federal and all state and local income tax purposes and bankruptcy purposes, (A) the Lease will be treated as a financing arrangement, (B) the Note Purchaser and the Liquidity Banks with respect to the Loans and the Lessor with respect to the Lessor Amounts will be deemed to be lenders making loans to the Lessee in an aggregate amount equal to the Property Cost, which loans are secured, *inter alia*, by the Property, and (C) the Lessee under the Lease will be treated as the owner of the Property and will be entitled to all tax benefits ordinarily available to an owner of property like such Property for such tax purposes, and (iii) all risks relating to environmental matters shall be borne by the Lessee in accordance with the provisions of this Participation Agreement and the Construction Agency Agreement.

(b)  The parties hereto intend that, for federal, state, local and foreign tax and regulatory purposes, the Loans and the Lessor Amounts will be indebtedness of the Lessee secured, *inter alia*, by the Property and the rights to payment of Rent under the Lease, and agree to treat the Loans and the Lessor Amounts accordingly for all such purposes.

(c)  Specifically, without limiting the generality of the foregoing, the parties hereto intend and agree that in the event of any insolvency or receivership proceedings or a petition under the United States bankruptcy laws or any other applicable insolvency laws or statutes of the United States of America or any state or commonwealth thereof affecting the Lessee or any other party to this Participation Agreement or any collection actions, the transactions evidenced by the Operative Documents are loans made to the Lessee by the Lessor (using its own funds as well as funds provided by the Note Purchaser and/or the Liquidity Banks as unrelated third party lenders).

(d)  Notwithstanding anything else to the contrary set forth herein, each of the Lessee, the Construction Agent, each Participant and the Administrative Agent acknowledges and agrees that none of the other parties to this Participation Agreement has made any representations or warranties concerning the tax, accounting or (except as otherwise expressly contained in this Participation Agreement or other Operative Documents) legal characteristics of the Operative Documents and that each Transaction party, respectively, has obtained and relied upon such tax, accounting and legal advice concerning the Operative Documents as it deems appropriate.

(e)  In furtherance of the intent of the parties as set forth in this *Section 5.1*, the Lessee hereby absolutely, unconditionally and irrevocably (i) agrees to pay in full when due (after giving effect to any applicable grace period), whether at stated maturity, by required prepayment, declaration, acceleration, demand or otherwise, all amounts owing by the Lessee under the Operative Documents (including all such amounts which would become due but for the operation of the automatic stay under Section 362(a) of the United States Bankruptcy Code, 11 U.S.C. §362(a), and the operation of Section 502(b) and 506(b) of the United States Bankruptcy Code, 11 U.S.C. §502(b) and §506(b)), and (ii) indemnifies and holds harmless each party to this Participation Agreement for any and all costs and expenses (including reasonable attorneys' fees and expenses) incurred by such Person in enforcing any rights under this *Section 5.1*.

SECTION 5.2 *Amounts Due Under Lease.*  Anything else herein or elsewhere to the contrary notwithstanding, it is the intention of the Lessee, the Lessor and the Lenders that: (a) the amount and timing of installments of Basic Rent due and payable from time to time from the Lessee under the Lease shall be equal to the aggregate payments due and payable as interest on the Loans and Yield on the Lessor Amounts on each Rent Payment Date; (b) if the Lessee elects the Purchase Option or becomes obligated to purchase the Property under the Lease or the Construction Agency Agreement, then the Loans, the Lessor Amounts, all accrued and unpaid interest, Yield and Facility Fees and all other obligations of the Lessee owing to the Administrative Agent, the Lessor and the Lenders shall be due and payable in full by the Lessee on the date set forth in the Construction Agency Agreement or the Lease, as applicable; (c) if the Lessee properly elects the Remarketing Option, the Lessee shall only be required to pay to the Lessor the proceeds of the sale of the Property, amounts payable pursuant to *clause (i)* of *Section 20.1(m)* of the Lease (not to exceed the Maximum Recourse Amount) and any amounts due pursuant to *Article XIII* hereof and *Section 20.2* of the Lease; (d) upon the occurrence of a Lease Event of Default or a CAA Event of Default other than a Limited Recourse CAA Event of Default that results in an acceleration of the Lessee's obligation to purchase the Property or pay the Property Cost, the amounts then due and payable by the Lessee under the Lease shall include all amounts necessary to pay in full the Property Costs plus all other amounts then due from the Lessee under the Operative Documents; and (e) if the Lessee elects to purchase or is required to purchase the Property pursuant to *Section 15.1, 16.2(e)* or *Article XVIII* of the Lease or *Section 6.1* or *6.2* of the Construction Agency Agreement, the amounts then due and payable by the Lessee shall include all amounts necessary to pay the Property Balance of such Property.

ARTICLE VI

CONDITIONS TO CLOSING DATE; FUNDING DATES; COMPLETION DATE

SECTION 6.1 *Closing Date.* The obligation of the Lessor to make available any related Lessor Amount on the Closing Date and the obligation of each Lender to make any related Loan on the Closing Date, are subject to satisfaction or waiver of the following conditions precedent:

(a) *Funding Request.* The Lessor shall have received a fully executed counterpart of the applicable Funding Request in accordance with *Section 3.4*. Each of the delivery of a Funding Request and the acceptance of the proceeds of such Advance shall constitute a representation and warranty by the Lessee that (i) on the Closing Date (both immediately before and after giving effect to the making of such Advance and the application of the proceeds thereof), the statements made in *Sections 8.1 and 8.2* are true and correct and (ii) all conditions to be satisfied by the Lessee and Construction Agent set forth in this Participation Agreement and the other Operative Documents with respect to the occurrence of the Closing Date and the funding of the Advance on the Closing Date have been fully and completely satisfied to the extent required to be satisfied by the Construction Agent or Lessee.

(b) *Ground Lease.* The Ground Lessor and the Lessor shall have entered into the Ground Lease, which Ground Lease shall have a term of no less than the estimated useful life of the Property and shall be reasonably satisfactory in all respects to the Lessor.

(c) *Memorandum of Lease.* The Lessee and the Lessor shall have duly authorized, executed and delivered the Memorandum of Lease.

(d) *Mortgages.* On or prior to the Closing Date, (i) the Lessee shall have delivered to the Lessor (or, at the request of the Lessor, to the Title Company) the original counterpart of the Lessor Mortgage, executed by the Lessee and in proper form for recordation in the official records of the County of Santa Clara in the State of California and (ii) the Lessor shall have delivered to the Administrative Agent (or, at the request of the Administrative Agent, to the Title Company) the original counter part of the Lender Mortgage, executed by the Lessor and in proper form for recordation in the official records of the County of Santa Clara in the State of California.

(e) *Financing Statements; UCC, Tax and Judgment Lien Searches.* On or prior to the Closing Date, (i) the Lessee shall have delivered to the Administrative Agent all UCC Financing Statements relating to the Property as the Administrative Agent or any Participant may reasonably request in order to perfect the interests of the Lessor in any Fixtures and personal property constituting part of the Property and all other Collateral under the Security and Assignment Agreement; (ii) the Lessor shall have delivered to the Administrative Agent all UCC financing statements relating to the Property as the Administrative Agent or any Participant may reasonably request in order to perfect the interests of the Administrative Agent and the Lenders in the Lessor's interest in any Fixtures and personal property constituting part of the Property and the Collateral under the Security and Assignment Agreement; and (iii) each of Lessee and the Lessor shall have delivered to the Administrative Agent copies of recent UCC, state and federal tax lien and judgment searches from all relevant filing offices or jurisdiction and in each case indicating no conflict with first and prior rights intended to be conveyed by the Lessee to the Lessor, and by the Lessor to the Lender, hereunder and under the other Operative Documents.

(f) *Recordation of Ground Lease, Memorandum of Lease, Lessor Mortgage, UCC Financing Statements and Assignment of Lease, Rent and CAA.* Each of the Participants shall have received evidence or a commitment reasonably satisfactory to it that each of (i) the Ground Lease (or a memorandum thereof), (ii) the Memorandum of Lease, (iii) the Lessor Mortgage, (iv) the Lender Mortgage, (v) the UCC financing statements described in *clause (e)* above and (vi) the Assignment of Lease, Rent and CAA, has been, or are being, recorded in a manner sufficient to properly perfect each of their interests therein.

(g) *Construction Contract.* The Construction Contract shall have been approved by the Lessor, and a true and complete, executed copy of the Construction Contract (together with all schedules, exhibits and attachments thereto), certified by the Construction Agent to be a true, correct and complete copy thereof as in full force and effect on the Closing Date, shall have been delivered to the Lessor and the Administrative Agent.

(h) *Consent and Acknowledgments.* Each of (i) the General Contractor, (ii) the Interior Architect and (iii) the Exterior Architect shall have duly executed and delivered to the Administrative Agent a Consent and Acknowledgment.

(i) *Title Insurance.* On or prior to the Closing Date, the Lessee shall have delivered to the Administrative Agent a commitment from the Title Company to deliver (A) an ALTA extended coverage leasehold owner's policy and lenders policy covering the Property in favor of the Lessor, and (B) an ALTA extended coverage lenders policy covering the Property in favor of the Lenders, each such policy in an amount not less than the Estimated Completion Costs and to be satisfactory to the Administrative Agent, the Conduit Agent and the Lessor with only such customary endorsements issued by the title company as a routine matter, and which are in any event satisfactory to the Administrative Agent and the Lessor, insuring first mortgage liens on the Ground Lease and on the Lease, subject only to matters approved by the Lessor and the Administrative Agent.

(j) *Architect's Certificate.* On or prior to the Closing Date, the Lessor and the Administrative Agent shall have received a certificate from the Exterior Architect (to be paid for by funds from an Advance and added to the Property Cost) or as to individual matters, other qualified professionals, in form and scope reasonably satisfactory to the Lessor, certifying that (i) the Property as improved in accordance with the Plans and Specifications will comply in all material respects with all Applicable Law as in effect on the date of such certificate (including, without limitation, all zoning and land use laws), (ii) the Plans and Specifications have been prepared in accordance in all material respects with Applicable Law (including, without limitation, building, planning, zoning and fire codes or approved equivalencies) and (iii) upon completion of the Improvements in accordance with the Plans and Specifications, the Property will not encroach in any manner onto any adjoining land (except as permitted by express written easements or as insured by appropriate title insurance).

(k) *Construction Budget.* On or prior to the Closing Date, the Lessor and the Lessee shall have agreed in writing as to the Initial Construction Budget (the "*Initial Construction Budget*") for the

Construction, which Construction Budget shall (i) specify the Estimated Completion Costs for the Property, (ii) set forth categories for each type of Construction Cost (including amounts necessary to fund Transaction Expenses, Facility Fees, Capitalized Interest and Capitalized Yield) and (iii) establish reasonable reserves for Contingent Payments, change orders and additional costs and expenses that may arise as a result of changes under the Construction Contract, and the Lessor shall have received a copy of such Construction Budget, together with an Authorized Officer's Certificate of the Lessee and the Construction Agent certifying to the best of its knowledge and belief after due inquiry as to the accuracy and adequacy of the amounts set forth therein.

(l) *Governmental Approvals.* All necessary Governmental Actions required by any Applicable Law as of the Closing Date for the purpose of authorizing the Lessor to ground lease the Property and hold title to the Improvements located or to be located on the Land shall have been obtained or made and be in full force and effect.

(m) *Authorized Officer's Certificates.* Each Participant shall have received an Authorized Officer's Certificate of each of the Lessee and the Construction Agent, substantially in the form of Exhibit B attached hereto, dated as of the Closing Date, stating that (i) to such Authorized Officer's knowledge after reasonable inquiry, each and every representation and warranty of the Obligors contained in each Operative Document to which it is a party is true and correct in all respects on and as of the Closing Date; (ii) to such Authorized Officer's knowledge after reasonable inquiry, no CAA Default or Lease Default has occurred and is continuing under any Operative Document to which such Obligor is a party with respect to it; (iii) to such Authorized Officer's knowledge after reasonable inquiry, each Operative Document to which such Obligor is a party is in full force and effect with respect to it; (iv) to such Authorized Officer's knowledge after reasonable inquiry, the Initial Construction Budget contains accurate estimates of the amounts and types of Construction Costs that the Construction Agent in good faith expects to require in order to achieve completion of the Property; and (iv) the Obligors have duly performed and complied with all conditions contained herein or in any other Operative Document required to be performed or complied with by them on or prior to the Closing Date.

(n) *Opinions of Counsel.* Upon the Closing Date, the Administrative Agent and each Participant shall have received: (i) an opinion of counsel qualified in the State of California with respect to (x) the Lessor Mortgage, the Lender Mortgage and the Ground Lease, (y) the perfection of the security interests of the Participants under the Security and Assignment Agreement and (z) such other matters as the Administrative Agent or the Lessor may reasonably request, which opinion shall cover the matters set forth in *Exhibit F-5* hereto and be in form and substance reasonably satisfactory to the Lessor, the Administrative Agent and the Note Purchaser and (ii) opinions of special counsel and internal counsel for the Lessee, covering the matters set forth in *Exhibits F-1* and *F-2* with respect to the Operative Documents delivered in connection with the Closing Date.

(o) *Appraisal.* On or prior to the Closing Date, the Administrative Agent and the Lessor shall have received the Appraisal, which shall be in form and substance reasonably satisfactory to the Administrative Agent and the Lessor.

(p) *Evidence of Insurance.* The Administrative Agent and the Lessor shall have received evidence reasonably satisfactory to them that the insurance maintained by, or arranged on behalf of the Lessor by, the Construction Agent, satisfies the requirements set forth in *Section 2.7* of the Construction Agency Agreement, setting forth the respective coverage, limits of liability, carrier, policy number and period of coverage, and shall have received a letter and/or certificate signed by the Construction Agent's insurance broker confirming that the coverage with respect to the Property complies with the requirements of *Section 2.7* of the Construction Agency Agreement.

(q) *Environmental Audit.* The Lessor shall have received an Environmental Audit dated no earlier than three (3) months prior to the Closing Date, which Environmental Audit shall (i) be performed by an environmental consultant reasonably acceptable to the Lessor and the Administrative Agent and either addressed to the Administrative Agent and each Participant or accompanied by a letter allowing such Persons to rely thereon, (ii) state that the applicable assessment has revealed no evidence of recognized environmental conditions in connection with the site except for specified matters that the Lessor and Administrative Agent agree are not material and (iii) be in form and substance reasonably satisfactory to the Lessor and the Administrative Agent.

(r) *Delivery of Financial Statements.*   The Administrative Agent and the Participants shall have received copies of the financial statements described in *Section 8.1(i)*.

(s) *Survey.*   On or prior to the Closing Date, the Lessee shall have delivered to the Administrative Agent and the Lessor, an American Land Title Association ("*ALTA*")/1992 (Urban) Survey of the Property certified to the Participants and the Title Company and otherwise in form reasonably acceptable to the Administrative Agent and the Lessor.

(t) *Litigation.*   On the Closing Date, there shall not be any actions, suits or proceedings pending or, to the knowledge of the Lessee and the Construction Agent, threatened, with respect to the Lessee and the Construction Agent, the Property, the Operative Documents or the transactions contemplated by the Operative Documents: (i) to set aside, restrain, enjoin or prevent the full performance of this Participation Agreement, the other Operative Documents or the transactions contemplated hereby or thereby or (ii) that question or challenge the validity of the Operative Documents or the rights or remedies of any of the Participants with respect to any Obligor, the Property or the Collateral under the Operative Documents.

(u) *Representations and Warranties.*   On the Closing Date, the representations and warranties of the Lessee herein and in each of the other Operative Documents shall be true and correct in all respects as though made on and as of such date (except for representations and warranties expressly made as of a specified date, which shall be true as of such date).

(v) *Limitation on Advances.*   After giving effect to the applicable Advance, the conditions set forth in *Section 3.1(b)* shall not be violated.

(w) *Taxes.*   All Taxes, fees and other charges in connection with the execution, delivery, recording, filing and registration of the Operative Documents shall have been paid or provisions for such payment shall have been made by the Lessee to the reasonable satisfaction of the Lessor and the Note Purchaser.

(x) *No Default.*   There shall not have occurred and be continuing any CAA Default or Lease Default under any of the Operative Documents, and no CAA Default or Lease Default under any of the Operative Documents will have occurred after giving effect to the making of the Advance requested by such Funding Request.

(y) *Fees.*   All fees due and payable pursuant to this Participation Agreement and the other Operative Documents and, to the extent invoiced, all Transaction Expenses of the type described in *clause (a)* or *(c)* of the definition thereof and other amounts due and owing pursuant to *Section 14.1*, shall have been paid or shall be paid out of the proceeds of such Advance.

(z) *Note Purchase Agreement.*   The conditions precedent set forth in *Section 5* of the Note Purchase Agreement shall have been satisfied or waived.

(aa) *Liquidity Documents.*   The Liquidity Agreement and the Asset Purchase Agreement shall have been duly authorized, executed and delivered by the parties thereto; no party thereto shall be in default in any material respect thereunder; and the Available Liquidity Commitments shall equal 102% of the maximum permitted principal amount of all Notes issued or to be issued hereunder or under the Operative Documents.

All documents and instruments required to be delivered pursuant to this *Section 6.1* shall be or deemed to be delivered at the offices of Jones, Day, Reavis & Pogue, 599 Lexington Avenue, New York, New York 10022, or at such other location as may be determined by the Administrative Agent, the Participants and the Lessee, and the Administrative Agent and each Participant hereby agree that delivery of any document or instrument to such offices or other location shall constitute delivery to the Administrative Agent and each Participant for all purposes of the Operative Documents.

SECTION 6.2 *Funding Dates.* The obligations of the Lessor to make (i) the Special Advance on the Documentation Date and (ii) an Advance (but not more than one (1) per calendar month) on each Funding Date occurring after the Closing Date, the obligation of the Lessor to make any related Lessor Amount on such Funding Date, and the obligation of each Lender to make available any related Loan on such Funding Date, are subject to satisfaction or waiver of the following conditions precedent:

(a) *Funding Request.* The Administrative Agent shall have received a fully executed counterpart of the applicable Funding Request in accordance with *Section 3.4*. Each of the delivery of a Funding Request and the acceptance of the proceeds of such Advance shall constitute a representation and warranty by the Lessee that (i) on the applicable Funding Date (both immediately before and after giving effect to the making of such Advance and the application of the proceeds thereof), the statements made in *Section 8.2* are true and correct and (ii) all conditions to be satisfied by the Lessee and Construction Agent set forth in this Participation Agreement and the other Operative Documents with respect to the occurrence of the applicable Funding Date and the funding of the Advance on the applicable Funding Date have been fully and completely satisfied to the extent required to be satisfied by the Construction Agent or Lessee.

(b) *Representations and Warranties.* On the applicable Funding Date, the representations and warranties of the Lessee and the Construction Agent contained in *Section 8.2* shall be true and correct.

(c) *No Default.* There shall not have occurred and be continuing any Acceleration Event, CAA Default or Lease Default, and no Acceleration Event, CAA Default or Lease Default will have occurred after giving effect to the making of the Advance requested by such Funding Request.

(d) *Fees.* All Fees then due and payable and, to the extent invoiced, all Transaction Expenses of the type described in *clause (a)* or *(c)* of the definition thereof and other amounts due and owing pursuant to *Section 14.1*, shall have been paid or shall be paid out of the proceeds of such Advance.

(e) *Limitation on Advances.* After giving effect to the applicable Advance, the conditions set forth in *Section 3.1(b)* shall not be violated.

(f) *Taxes.* All Taxes, fees and other charges in connection with the execution, delivery, recording, filing and registration of the Operative Documents shall have been paid or provisions for such payment shall have been made by the Lessee to the reasonable satisfaction of the Lessor and the Administrative Agent.

(g) *Note Purchase Agreement.* The conditions precedent set forth in *Section 5* of the Note Purchase Agreement shall have been satisfied or waived.

(h) *Liquidity Documents.* The Liquidity Agreement and the Asset Purchase Agreement shall have been duly authorized, executed and delivered by the parties thereto; no party thereto shall be in default in any material respect thereunder; and the Available Liquidity Commitments shall equal 102% of the maximum permitted principal amount of all Notes issued or to be issued hereunder or under the Operative Documents.

SECTION 6.3 *Conditions to Completion Date.* The Completion Date with respect to the Property shall be deemed to have occurred for all purposes of the Operative Documents on the date on which the

Property is substantially completed under the Construction Contract, as certified by the Construction Agent to the Lessor and the Administrative Agent.

SECTION 6.4  *Lessee's Covenants in Connection with Completion.*  The Lessee hereby covenants and agrees with each Participant that the Lessee will perform or cause to be performed the obligations set forth in this *Section 6.4*:

(a)  *Title Update.*  The Lessee shall, on or prior to the Completion Date, obtain from the Title Company an updated title report, addressed to the Participants, in form and substance reasonably satisfactory to the Lessor.

(b)  *Permits.*  The Lessee shall have obtained, within sixty (60) days after the Completion Date, all Necessary Permits.

(c)  *Permanent Certificate of Occupancy.*  The Lessee shall, within six (6) months after the Completion Date, obtain a permanent certificate of occupancy issued by the appropriate Government Authority for all of the Improvements on the Land, and deliver a copy thereof to the Lessor and the Administrative Agent.

(d)  *Certain Construction Agency Agreement Covenants.*  The Lessee and the Construction Agent shall perform or cause to be performed all of its obligations under *Sections 2.6(t)* and *2.6(u)* of the Construction Agency Agreement.

ARTICLE VII

DISTRIBUTIONS

SECTION 7.1  *Basic Rent.*  Each payment of Basic Rent (and any payment of interest on overdue installments of Basic Rent) received by the Lessor or the Administrative Agent (including each payment of Basic Rent made in connection with a payment of Property Cost, Construction Recourse Amount or Maximum Recourse Amount) shall be distributed by the Administrative Agent to the Participants pro rata in accordance with, and for application to, all accrued and unpaid interest and Yield then owing on such Participant's Loans or Lessor Amounts (including, in each case, any overdue interest or Yield due to the Note Purchaser or the Lessor); *provided*, that if there is any shortfall in such payment of interest and Yield, the Lenders shall be paid all interest then due and owing on the Loans prior to any payment of Yield due to the Lessor.

SECTION 7.2  *Purchase Payments by the Lessee.*  Any payment of the Property Cost (or, to the extent of the Property Cost, any payment of Property Balance) received by the Lessor or the Administrative Agent as a result of:

(a)  the payment of the Property Cost by the Lessee in accordance with *Section 4.12*,

(b)  the purchase of the Property in connection with the exercise of the Purchase Option under *Section 18.1* of the Lease or *Section 6.1* or *6.2* of the Construction Agency Agreement, or

(c)  compliance with the obligation to purchase (or cause its designee to purchase) the Property in accordance with *Section 16.2(e)* of the Lease, or

(d)  failure to fulfill one or more of the Return Conditions pursuant to *Article XX* of the Lease, or

(e)  the payment of the Property Cost pursuant to *Section 15.1* of the Lease, or

(f)   the payment of the Property Cost from the proceeds of any Casualty or Condemnation pursuant to *Section 14.1* of the Lease or *Article III* of the Construction Agency Agreement, shall be distributed in the following order of priority:

*first*, to each Participant for application to all accrued and unpaid interest and Yield then owing on such Participant's Loans or Lessor Amounts, as the case may be, pro rata among the Participants in accordance with the amount of such interest or Yield payable to such Person.

*second*, to the Lenders, pro rata in accordance with their respective Participant Balances, for application to pay in full all outstanding Loans;

*third*, to the Lessor for application to pay in full all outstanding Lessor Amounts;

*fourth*, so much of such payment or amount as shall be required to reimburse the Administrative Agent and the Lessor for any Taxes or reasonable costs or expenses (including reasonable attorneys' fees and legal expenses) incurred by the Administrative Agent or the Lessor (to the extent not previously reimbursed and to the extent incurred in connection with any duties as the Administrative Agent or as the Lessor), shall be distributed to such Person for its own account;

*fifth*, to the Participants pro rata in accordance with, and for application to reimburse such Persons for, any Taxes or reasonable costs or expenses (including reasonable attorney's fees and legal expenses) incurred by such Participant in connection with the Property; and

*sixth*, the balance, if any, of such payment or amounts remaining after satisfaction of all Obligations shall be promptly distributed to, or as directed by, the Lessee.

SECTION 7.3  *Payment of Maximum Recourse Amount.*   Any payment of any portion of the Property Cost (not to exceed Maximum Recourse Amount) received by the Lessor or the Administrative Agent from the Lessee pursuant to *clause (i)* of *Section 20.1(m)* of the Lease upon the exercise of the Remarketing Option shall be distributed as follows:

*first*, to the Lenders, pro rata in accordance with their respective Participant Balances, for application to repay in full all outstanding Loans; and

*second*, to the extent any amount remains after distribution as set forth above, to the Lessor for application to the repayment of the Lessor Amounts.

SECTION 7.4  *Sales Proceeds of Remarketing of Property.*   Any payments received by the Lessor or the Administrative Agent as proceeds from the sale of the Property sold pursuant to the exercise of the Remarketing Option pursuant to *Article XX* of the Lease, together with any payment made as a result of an appraisal pursuant to *Section 13.2* of this Participation Agreement, shall be distributed in the funds so received in the following order of priority:

*first*, to the extent not previously or concurrently paid by the Lessee, to the Lessor and the Administrative Agent to pay in full all Taxes or reasonable costs or expenses (including reasonable attorneys' fees and legal expenses) incurred in connection with such sale and any reasonable costs, expenses and losses incurred in connection with the Property (including without limitation, any costs incurred in connection with the construction of Improvements and/or any reletting or sale of the Property or any portion thereof);

*second*, to the Participants pro rata in accordance with, and for application to pay in full, (a) all accrued and unpaid interest on the Loans and Yield on the Lessor Amounts and (b) if any such sale is consummated after the Expiration Date, the Imputed Return on the Participants' Loans and Lessor Amounts to such date of payment;

*third*, to the extent any Loans remain outstanding, to the Lenders, pro rata in accordance with their respective Participant Balances, for application to pay in full all outstanding Loans;

*fourth*, to the Lessor for application to pay in full all outstanding Lessor Amounts other than Lessor Amounts, if any, constituting Extraordinary Lessor Investments;

*fifth*, to the Lessee in an amount not to exceed the amount paid by the Lessee pursuant to clause (i) of *Section 20.1(m)* of the Lease;

*sixth*, to the Lessor for application to pay in full any Lessor Amounts remaining outstanding; and

*seventh*, the balance, if any, remaining after satisfaction of all Obligations shall be promptly distributed to, or as directed by, the Lessee.

SECTION 7.5 *Certain Construction Period Payments.* Any payment or amount received by the Lessor or the Administrative Agent (i) following a Limited Recourse CAA Event of Default or Unwind Event (*provided*, that no CAA Event of Default other than a Limited Recourse CAA Event of Default shall have occurred and be continuing) or (ii) in connection with a Construction Return, in each case during the Construction Period (including any payment of Construction Recourse Amount, any awards, compensation and insurance proceeds payable in connection with any Casualty, Condemnation or Force Majeure Event received by the Lessor or the Administrative Agent with respect to the Property during the Construction Period and all proceeds received from the sale or reletting of the Property during the Construction Period following a Construction Return), shall be distributed in the following order of priority:

*first*, to the Administrative Agent and the Lessor to pay in full all Taxes or reasonable costs or expenses (including reasonable attorneys' fees and legal expenses) incurred in connection with such sale or reletting, all Completion Costs and Construction Termination Costs incurred by the Administrative Agent or the Lessor (to the extent not previously or concurrently paid or reimbursed by the Lessee or Construction Agent) and all other reasonable costs and expenses incurred by the Administrative Agent or the Lessor in connection with the Property (including without limitation, any costs incurred in connection with the construction of Improvements);

*second*, to the extent not concurrently paid by the Construction Agent, to the Participants pro rata in accordance with, and for application to pay in full, all accrued and unpaid interest on the Loans and Yield on the Lessor Amounts;

*third*, to the Lenders, pro rata in accordance with their respective Participation Balances, for application to pay in full all outstanding Loans;

*fourth*, to the Lessor for application to pay in full all outstanding Lessor Amounts;

*fifth*, to the Participants to pay in full all Taxes or reasonable costs or expenses (including reasonable attorneys' fees and legal expenses) incurred in connection with any sale or reletting of the Property, all Completion Costs and Construction Termination Costs incurred by any Participant (to the extent not previously or concurrently paid or reimbursed by the Lessee or the Construction Agent) and all other reasonable costs and expenses incurred by the Participants in connection with the Property (including without limitation, any costs incurred in connection with the construction of Improvements); and

*sixth*, the balance, if any, shall be held by the Administrative Agent in a segregated account as collateral security for the Obligations under the Operative Documents and, upon the permanent termination of the Commitments and the payment in full in cash of all Obligations, shall be distributed to the Lessee.

SECTION 7.6  *Distribution of Payments After Lease Event of Default or CAA Event of Default.*

*(a)  Notwithstanding Sections 7.1, 7.2, 7.3* and *7.4 above*, and subject to *Section 7.5*, all amounts received by the Lessor or the Administrative Agent during the continuance of a Lease Event of Default or CAA Event of Default (other than a Limited Recourse CAA Event of Default), shall, except as provided in *clause (b)* below, be distributed in the following order of priority:

*first*, so much of such payment or amount as shall be required to reimburse the Administrative Agent and the Participants for any Taxes, reasonable costs or expenses or other loss incurred by the Administrative Agent or any Participant (to the extent not previously reimbursed and to the extent incurred in connection with any duties as the Administrative Agent, Lessor or as a Participant), shall be distributed to such Person for its own account;

*second*, so much of such payments or amounts as shall be required to pay the Administrative Agent and the Participants the amounts payable to them pursuant to any expense reimbursement or indemnification provisions of the Operative Documents shall be distributed to such Persons without priority of one over the other in accordance with the amount of such payment or payments payable to each such Person;

*third*, to each Participant for application to all accrued and unpaid interest and Yield then owing on such Participant's Loans or Lessor Amounts, as the case may be, pro rata among the Participants in accordance with the amount of such interest or Yield payable to such Person;

*fourth*, to the Lenders, pro rata in accordance with their respective Participant Balances, for application to pay in full all outstanding Loans;

*fifth*, to the Lessor for application to pay in full all outstanding Lessor Amounts; and

*sixth*, the balance, if any, shall be held by the Administrative Agent in a segregated account as collateral security for the Obligations under the Operative Documents and, upon the permanent termination of the Commitments and the payment in full in cash of all Obligations, shall be distributed to the Lessee.

(b)  Notwithstanding *clause (a)* above, all payments received and amounts realized by the Lessor or the Administrative Agent in connection with any Casualty or Condemnation during the continuance of a Lease Event of Default shall be distributed as follows:

(i)  in the event that the Required Participants elect or are required to pay all or a portion of such amounts to the Lessee for the repair of damage caused by such Casualty or Condemnation in accordance with *Section 14.1(a)* of the Lease, then such amounts shall be distributed to the Lessee; and

(ii)  in the event that the Required Participants elect or are required to apply all or a portion of such amounts to the purchase price of the Property in accordance with *Section 14.1(a)* and *Article XV* of the Lease, then such amounts shall be distributed in accordance with *clause (a)*.

SECTION 7.7  *Casualty and Condemnation Amounts.*  Subject to *Sections 7.5* and *7.6(b)*, any amounts received by the Administrative Agent or the Lessor as a result of a Casualty or Condemnation pursuant to *Section 14.1* of the Lease or any provision of the Construction Agency Agreement shall be distributed as follows:

(a)  all amounts payable to the Lessee for the repair of damage caused by such Casualty or Condemnation in accordance with *Section 14.1(a)* of the Lease shall be distributed to the Lessee; and

(b)  all amounts that are to be applied towards the payment of the Property Cost shall be distributed by the Administrative Agent in accordance with *Section 7.2*; *provided, however*, if any such payment relates to the termination of the transaction contemplated hereby or the liquidation or disposition of the Property, such payment shall be distributed as provided in *Section 7.6*.

SECTION 7.8 *Liquidated Damages; Payments Under Performance Bonds.* Subject to *Sections 7.5 and 7.6(a)*, all amounts received by the Administrative Agent or the Lessor in connection with the payment of any liquidated damages under the Construction Contract, and all payments received under any performance bonds or letters of credit provided by the General Contractor pursuant to the Construction Contract, shall be held by the Administrative Agent in a segregated account as collateral security for the Obligations under the Operative Documents and, upon the occurrence of the Completion Date, shall be distributed to the Lessee; *provided, however*, that if (a) the Completion Date shall not have occurred on or prior to the Outside Completion Date, (b) a Construction Return shall have occurred or (c) the Construction Agency Agreement shall have been terminated prior to the Completion Date (other than in connection with a Construction Purchase), then such amounts shall be distributed as provided in *Section 7.5*.

SECTION 7.9 *Supplemental Rent.* All payments of Supplemental Rent received by the Administrative Agent (including all Fees, but excluding any amounts payable pursuant to the preceding provisions of this *Article VII*) shall be paid directly to, and shall be directly enforceable by, the party specified in the applicable Operative Documents. To the extent any such amount is paid to the Lessor or to the Administrative Agent, the same shall hold it in trust for the intended payee and shall as soon as possible remit the full amount thereof in immediately available funds to such payee.

SECTION 7.10 *Other Payments.*

(a) Any payment received by the Lessor or the Administrative Agent for which no provision as to the application thereof is made in the Operative Documents or elsewhere in this *Article VII* shall be distributed pro rata among the Participants without priority of one over the other, in the proportion that the Participant Balance of each bears to the aggregate of all the Participant Balances; *provided, however*, if any such payment relates to the termination of the transactions contemplated hereby or the liquidation or disposition of the Property, such payment shall be distributed by the Lessor or the Administrative Agent as provided in *Section 7.6*.

(b) Except as otherwise provided in the preceding provisions of this *Article VII*, all payments received and amounts realized by any Participant under the Lease or otherwise with respect to the Property to the extent received or realized at any time after payment in full of all outstanding Loans and Lessor Amounts and all other amounts due and owing to the Administrative Agent or the Participants, shall be distributed forthwith by the Administrative Agent to the Lessee.

(c) Except as otherwise provided in *Sections 7.1* and *7.2*, any payment received by any Participant for which provision as to the application thereof is made in an Operative Document but not elsewhere in this *Article VII* shall be distributed forthwith by such Participant to the Person and for the purpose for which such payment was made in accordance with the terms of such Operative Document.

SECTION 7.11 *Order of Application.* To the extent any payment distributed to any Participant pursuant to *Section 7.2, 7.3, 7.4, 7.5, 7.6* or *7.7* is insufficient to pay in full the Participant Balance of any Participant plus all accrued interest and Yield (as applicable) thereon, then each such payment shall first be applied to accrued interest or Yield and then to principal on the Loans or the Lessor Amounts, as applicable.

SECTION 7.12 *Payments to Account.* Unless otherwise expressly *provided*, all payments made pursuant to the Operative Documents shall be made to the Account maintained at the Administrative Agent.

SECTION 7.13 *Pro Rata Treatment.* Except to the extent otherwise provided herein, payment or prepayment of principal of any Loan shall be allocated pro rata among the Lenders, without priority of one over the other, in accordance with their outstanding Participant Balance.

SECTION 7.14  *Sharing of Payments.*  The Participants agree among themselves that, in the event that a Participant shall obtain payment in respect of any Loan or Lessor Amount or any other obligation owing to such Participant under the Operative Documents by any means other than (i) in the case of the Note Purchaser, the Liquidity Documents, or (ii) in the case of all Participants, the distributions set forth in *Sections 7.1* through *7.10* hereof (including, without limitation, through the exercise of a right of setoff, banker's lien counterclaim, or secured claim), such Participant shall pay over such amount to the Administrative Agent for distribution in accordance with this *Article VII*. The Participants further agree among themselves that if any such amount received by a Participant and paid over to the Administrative Agent must be returned by such Participant for any reason, each Participant will return its share of such payment (together with its share of any accrued interest or Yield payable with respect thereto) to the Participant that must return such payment. The Lessee agrees that a Participant so purchasing such a participation may, to the fullest extent permitted by law, exercise all rights of payment, including setoff, banker's lien or counterclaim, with respect to such participation as fully as if such Participant were a holder of such Loan or Lessor Amount or other obligation in the amount of such participation. Except as otherwise expressly provided herein, if a Participant shall fail to remit to any other Participant an amount payable by such Participant to the other Participant pursuant to the Operative Documents on the date when such amount is due, such payments shall be made together with interest thereon (at no additional expense to the Lessee) from the date such amount is due until the date such amount is paid to such other Participant at a rate per annum equal to the Federal Funds Effective Rate. If under any applicable bankruptcy, insolvency or other similar law, a Participant receives a secured claim in lieu of a setoff to which this *Section 7.14* applies, such Participant shall, to the extent practicable, exercise its rights in respect of such secured claim in a manner consistent with the rights of the other Participant under this *Section 7.14* to share in the benefits of any recovery on such secured claim.

## ARTICLE VIII

## REPRESENTATIONS

SECTION 8.1  *Representations of the Obligors.*  In order to induce the Participants and the Administrative Agent to enter into this Participation Agreement and in order to induce the Participants to advance Loans and Lessor Amounts as provided for herein, each of the Lessee and the Construction Agent makes the following representations and warranties to, and agreements with, the Administrative Agent and each Participant, all of which shall survive the execution and delivery of this Agreement and each Funding Date:

(a)  *Due Incorporation, Qualification, etc.*  Each of the Lessee and the Lessee's Material Subsidiaries (i) is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of organization; (ii) has the power and authority to own, lease and operate its properties and carry on its business as now conducted; and (iii) is duly qualified, licensed to do business and in good standing as a foreign corporation in each jurisdiction where the failure to be so qualified or licensed is reasonably likely to have a Material Adverse Effect. The Lessee is organized under the laws of the State of Delaware and is a "registered entity" under the laws of the State of Delaware. The Lessee's exact name is as set forth in the preamble to this Participation Agreement. The chief executive office and principal place of business of the Lessee and the Construction Agent is located at 345 Park Avenue, San Jose, California.

(b)  *Authority.*  The execution, delivery and performance by the Lessee and the Construction Agent of each Operative Document executed, or to be executed, by the Lessee or the Construction Agent and the consummation of the transactions contemplated thereby (i) are within the power of the Lessee and the Construction Agent and (ii) have been duly authorized by all necessary actions on the part of the Lessee and the Construction Agent.

(c)  *Enforceability.*   Each Operative Document executed, or to be executed, by the Lessee or the Construction Agent has been, or will be, duly executed and delivered by the Lessee and the Construction Agent and constitutes, or will constitute, a legal, valid and binding obligation of the Lessee, enforceable against the Lessee and the Construction Agent in accordance with its terms, except as such enforceability may be limited by (i) applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting the enforcement of creditors' rights generally and (ii) general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law).

(d)  *Non-Contravention.*   The execution and delivery by the Lessee and the Construction Agent of the Operative Documents executed by the Lessee and the Construction Agent and the performance and consummation of the transactions contemplated thereby do not (i) violate any Requirement of Law applicable to the Lessee and the Construction Agent; (ii) violate any provision of, or result in the breach or the acceleration of, or entitle any other Person to accelerate (whether after the giving of notice or lapse of time or both), any Contractual Obligation of the Lessee and the Construction Agent required by Regulation S-K to be made part of the Lessee's public filings; or (iii) result in the creation or imposition of any Lien (or the obligation to create or impose any Lien) upon any property, asset or revenue of the Lessee and the Construction Agent (except such Liens as may be created in favor of the Administrative Agent or the Lessor pursuant to this Participation Agreement or the other Operative Documents).

(e)  *Approvals.*   No consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Authority is required in connection with the execution and delivery of the Operative Documents executed by the Lessee or the Construction Agent or the performance or consummation of the transactions contemplated thereby, except for those which have been made or obtained and are in full force and effect and except for the filing of the Operative Documents with the SEC as material agreements of the Lessee and Construction Agent, which SEC filing will be made by the Lessee in the ordinary course of its SEC filings.

(f)  *No Violation or Default.*   Neither the Lessee nor any of its Subsidiaries is in violation of or in default with respect to (i) any Requirement of Law applicable to such Person or (ii) any Contractual Obligation of such Person (nor is there any waiver in effect which, if not in effect, would result in such a violation or default), where, in each case, such violation or default is reasonably likely to have a Material Adverse Effect. Without limiting the generality of the foregoing, neither the Lessee nor any of its Subsidiaries (i) has violated any Environmental Laws, (ii) has any liability under any Environmental Laws or (iii) has received notice or other communication of an investigation or is under investigation by any Governmental Authority having authority to enforce Environmental Laws, where such violation, liability or investigation is reasonably likely to have a Material Adverse Effect. No CAA Default or Lease Default has occurred and is continuing.

(g)  *Litigation.*   Except as disclosed in the 10-Q report filed by the Lessee with the Securities and Exchange Commission for the fiscal quarter ended June 1, 2001, no actions (including derivative actions), suits, proceedings or investigations are pending or, to the knowledge of the Lessee, threatened against the Lessee or any of its Subsidiaries at law or in equity in any court or before any other Governmental Authority which (i) is reasonably likely (alone or in the aggregate) to have a Material Adverse Effect or (ii) seeks to enjoin, either directly or indirectly, the execution, delivery or performance by the Lessee or the Construction Agent of the Operative Documents to which it is a party or the transactions contemplated thereby.

(h)  *Title; Possession Under Leases.*   The Lessee and its Material Subsidiaries own and have good and marketable title, or a valid leasehold interest in, or licenses with respect to, all their respective properties and assets as reflected in the most recent Financial Statements delivered to the Administrative Agent (except those assets and properties disposed of in the ordinary course of business or otherwise in compliance with this Agreement since the date of such Financial Statements) and all respective assets and properties acquired by the Lessee and its Material Subsidiaries since such date (except those disposed of in the ordinary course of business or otherwise in compliance with this Agreement). Such assets and properties are subject to no Lien, except for Permitted Liens. Each of the Lessee and its Material Subsidiaries has complied with all material obligations under all material leases to which it is a party and enjoys peaceful and undisturbed possession under such leases subject only to rights of sublessees of the Lessee or its Material Subsidiaries.

(i) *Financial Statements.* The Financial Statements of the Lessee and its Subsidiaries which have been delivered to the Lessor and the Administrative Agent, (i) are in accordance with the books and records of the Lessee and its Subsidiaries, which have been maintained in accordance with good business practice; (ii) have been prepared in conformity with GAAP; and (iii) fairly present in all material respects the financial conditions and results of operations of the Lessee and its Subsidiaries as of the date thereof and for the period covered thereby. Neither the Lessee nor any of its Subsidiaries has any Contingent Obligations, liability for taxes or other outstanding obligations which are material in the aggregate, except as disclosed in the audited Financial Statements dated December 1, 2000, or unaudited Financial Statements for the fiscal quarter ended June 1, 2001, furnished by the Lessee to the Lessor and the Administrative Agent prior to the date hereof, or in the Financial Statements delivered to the Lessor and the Administrative Agent pursuant to *clause (i)* or *(ii)* of *Section 9.1(a)*.

(j) *Equity Securities.* All Equity Securities of the Lessee have been offered and sold in compliance with all federal and state securities laws and all other Requirements of Law, except where any failure to comply is not reasonably likely to have a Material Adverse Effect.

(k) *No Agreements to Sell Assets, Etc.* Neither the Lessee nor any of its Subsidiaries has any legal obligation, absolute or contingent, to any Person to sell the assets of the Lessee or any of its Subsidiaries (except as permitted by *Section 9.2(c)*), or to effect any merger, consolidation or other reorganization of the Lessee or any of its Subsidiaries (except as permitted by *Section 9.2(d)*) or to enter into any agreement with respect thereto.

(l) *Employee Benefit Plans.*

(i) Based upon the latest valuation of each Employee Benefit Plan that either the Lessee or any ERISA Affiliate maintains or contributes to, or has any obligation under (which occurred within twelve (12) months of the date of this representation), the aggregate benefit liabilities of such plan within the meaning of Section 4001 of ERISA did not exceed the aggregate value of the assets of such plan. Neither the Lessee nor any ERISA Affiliate has any liability with respect to any post-retirement benefit under any Employee Benefit Plan which is a welfare plan (as defined in Section 3(1) of ERISA), other than liability for health plan continuation coverage described in Part 6 of Title I(B) of ERISA, which liability for health plan contribution coverage is not reasonably likely to have a Material Adverse Effect.

(ii) Each Employee Benefit Plan complies, in both form and operation, in all material respects, with its terms, ERISA and the IRC, and no condition exists or event has occurred with respect to any such plan which would result in the incurrence by either the Lessee or any ERISA Affiliate of any material liability, fine or penalty. Each Employee Benefit Plan, related trust agreement, arrangement and commitment of the Lessee or any ERISA Affiliate is legally valid and binding and in full force and effect. No Employee Benefit Plan is being audited or investigated by any government agency or is subject to any pending or threatened claim or suit. Neither the Lessee nor any ERISA Affiliate nor any fiduciary of any Employee Benefit Plan has engaged in a prohibited transaction under Section 406 of ERISA or section 4975 of the IRC.

(iii) Neither the Lessee nor any ERISA Affiliate contributes to or has any material contingent obligations to any Multiemployer Plan. Neither the Lessee nor any ERISA Affiliate has incurred any material liability (including secondary liability) to any Multiemployer Plan as a result of a complete or partial withdrawal from such Multiemployer Plan under Section 4201 of ERISA or as a result of a sale of assets described in Section 4204 of ERISA. Neither the Lessee nor any ERISA Affiliate has been notified that any Multiemployer Plan is in reorganization or insolvent under and within the meaning of Section 4241 or Section 4245 of ERISA or that any Multiemployer Plan intends to terminate or has been terminated under Section 4041A of ERISA.

(m) *Other Regulations.* The Lessee is not subject to regulation under the Investment Company Act of 1940, the Public Utility Holding Company Act of 1935, the Federal Power Act, the Interstate Commerce Act, any state public utilities code or to any other Governmental Rule limiting its ability to incur indebtedness.

(n) *Patent and Other Rights.* Except as disclosed in the 10-Q report filed by the Lessee with the Securities and Exchange Commission for the fiscal quarter ended June 1, 2001, the Lessee and its Material Subsidiaries own, license or otherwise have the full right to use, under validly existing agreements, all material patents, licenses, trademarks, trade names, trade secrets, service marks, copyrights and all rights with respect thereto, which are required to conduct their businesses as now conducted.

(o) *Governmental Charges.* The Lessee and its Subsidiaries have filed or caused to be filed all Tax returns or requests for extension which are required to be filed by them. The Lessee and its Subsidiaries have paid, or made provision for the payment of, all Taxes and other Governmental Charges which have or may have become due pursuant to said returns or otherwise and all other indebtedness, except such Governmental Charges or indebtedness, if any, which are being contested in good faith and as to which adequate reserves (determined in accordance with GAAP) have been provided or which are not reasonably likely to have a Material Adverse Effect if unpaid.

(p) *Margin Stock.* The Lessee owns no Margin Stock which, in the aggregate, would constitute a substantial part of the assets of the Lessee, and no proceeds of any Advance will be used to purchase or carry, directly or indirectly, any Margin Stock or to extend credit, directly or indirectly, to any Person for the purpose of purchasing or carrying any Margin Stock.

(q) *Subsidiaries, Etc.* *Item 8.1(q)* of *Schedule IV* (as supplemented by the Lessee from time to time in a written notice to the Administrative Agent pursuant to *Section 9.1(a)(iii)*) sets forth each of the Lessee's Subsidiaries, its jurisdiction of organization, the classes of its Equity Securities and the percentages of shares of each such class owned directly or indirectly by the Lessee.

(r) *Solvency, Etc.* The Lessee is Solvent and, after the execution and delivery of the Operative Documents and the consummation of the transactions contemplated thereby, will be Solvent. Neither the Lessee nor the Construction Agent is entering into the Operative Documents with the actual intent to hinder, delay or defraud its current or future creditors, nor does the Lessee or the Construction Agent intend to or believe that it will incur, as a result of entering into this Participation Agreement and the transactions contemplated hereby, debts beyond its ability to repay. Neither the Lessee nor the Construction Agent is as of the date of this Participation Agreement "insolvent" as that term is defined in 11 U.S.C. § 101(34), nor will the consummation of the transactions contemplated by this Participation Agreement render any Obligor insolvent (giving effect to the fair valuation of its assets) or result in any Obligor having unreasonably small capital for the conduct of its business.

(s) *Catastrophic Events.* Neither the Lessee nor any of its Subsidiaries and none of their properties is or has been affected by any fire, explosion, accident, strike, lockout or other labor dispute, drought, storm, hail, earthquake, embargo, act of God or other casualty that is reasonably likely to have a Material Adverse Effect. There are no disputes presently subject to grievance procedure, arbitration or litigation under any of the collective bargaining agreements, employment contracts or employee welfare or incentive plans to which the Lessee or any of its Subsidiaries is a party, and there are no strikes, lockouts, work stoppages or slowdowns, or, to the best knowledge of the Lessee, jurisdictional disputes or organizing activities occurring or threatened which alone or in the aggregate are reasonably likely to have a Material Adverse Effect.

(t) *No Material Adverse Effect.* No event has occurred and no condition exists which is reasonably likely to have a Material Adverse Effect.

(u) *Accuracy of Information Furnished.* The Operative Documents and the other certificates and written statements and information (excluding projections and analyst reports) prepared by and furnished by the Lessee and its Subsidiaries to the Administrative Agent and the Participants in connection with the Operative Documents and the transactions contemplated thereby, taken as a whole, do not contain any untrue statement of a material fact and do not omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. All projections furnished by the Lessee and its Subsidiaries to the Administrative Agent, the Lessor or any Lender in connection with the Operative Documents and the transactions contemplated thereby have been based upon reasonable assumptions and represent, as of their respective dates of presentations, the Lessee's and its Subsidiaries' reasonable estimates of the future performance of the Lessee and its Subsidiaries.

(v) *Appraisal Data.* The information provided by the Lessee and its Affiliates to the Appraiser and forming the basis for the conclusions set forth in the Appraisal delivered on the Closing Date was true and correct in all material respects and did not omit any information known to the Lessee or such Affiliates necessary to make such information not materially misleading.

(w) *Construction of Property.* The Property as constructed in accordance with the Plans and Specifications and the contemplated use thereof by the Lessee and its agents, assignees, employees, lessees, licensees and tenants will comply in all material respects with all Applicable Law (including, without limitation, all zoning and land use laws and Environmental Laws) and all Insurance Requirements, except for such Applicable Law as the Lessee shall be contesting in good faith by appropriate proceedings that do not involve (i) any material risk of (A) foreclosure, sale, forfeiture or loss of, or imposition of any material Lien on, the Property or any part thereof, (B) the impairment of the ownership, use, operation or maintenance of the Property or (C) any civil liability being incurred by any Participant or the Administrative Agent or (ii) any risk of criminal liability being incurred by any Participant or the Administrative Agent.

(x) *No Proceedings with Respect to Property.* There is no action, suit or proceeding (including any proceeding with respect to a Condemnation or under any Environmental Law) pending or, to the best of its knowledge, threatened with respect to the Lessee, the Land, the Construction or the Improvements that adversely affects the use, operation, title to or value of the Property.

(y) *Separate Parcel.* Pursuant to that certain Grant Deed executed by the Redevelopment Agency of the City of San Jose and recorded on June 6, 2001, as Document No. 15717130 in the Official Records of the Recorder of Santa Clara County, California, the Land was established as a separate legal parcel. As a consequence of the establishment of the Land as a separate legal parcel pursuant to said Grant Deed, the Land will be established as a separate tax parcel on the rolls of the Santa Clara County Assessor as of July 1, 2002.

(z) *Utilities.* Upon Completion of the Construction of the Property, all water, sewer, electric, gas, telephone and drainage facilities and all other utilities required to adequately service the applicable Improvements for the Property's intended use as a first class office building will be available pursuant to adequate permits (including any that may be required under applicable Environmental Laws).

(aa)    *Access, Rights-of-Way, etc.*    Upon Completion of the Property, all utilities serving the Property, or proposed to serve the Property in accordance with the applicable Plans and Specifications, shall be located in, and vehicular access to the Improvements on the Property shall be provided by, either irrevocable public rights-of-way abutting the Property or irrevocable, title insured, Appurtenant Rights.

(bb)    *Necessary Permits.*    All Necessary Permits have either been obtained from the appropriate Governmental Authorities having jurisdiction or from private parties, as the case may be, or will be obtained from the appropriate Governmental Authorities having jurisdiction or from private parties, as the case may be, prior to commencing any such construction, use or operation for which such Necessary Permit is required. Except for such licenses, permits, orders, approvals, consents and other authorizations that are ordinarily obtained after completion of facilities similar to the Property, all Necessary Permits shall have been obtained on or prior to the earlier of (i) the Completion Date and (ii) the Outside Completion Date.

(cc)    *Title.*    Upon recording of the Ground Lease in the real estate records of Santa Clara County, California, the Lessor will be the absolute owner and holder of a leasehold estate in and to the Property, subject only to Permitted Property Liens and the terms and conditions of the Ground Lease.

(dd)    *Perfection of Liens.*    The Security Documents create a valid and enforceable Lien on the Collateral in favor of the Lessor and, upon (i) the recordation of the UCC Financing Statement covering Fixtures on the Land in the real estate records of Santa Clara County, California, (ii) the filing of the UCC Financing Statement covering personal property with the Secretary of State of the State of Delaware and (iii) the recordation of the Lessor Mortgage in the real estate records of Santa Clara County, California, the Lessor will have a first priority perfected Lien on the Collateral. No filing, recording, registration or notice to any Governmental Authority will be necessary to establish, perfect and give record notice of the Lien on the Collateral in favor of the Lessor except for the filing of the UCC Financing Statements and recordation of the Lessor Mortgage described in the preceding sentence. There are no fees, taxes, charges or other sums payable to any Governmental Authority with respect to the filing and recordation described in this *clause (dd)* or the enforcement of any rights or remedies under the documents referred to above, except for customary recording fees and those fees which the Lessee has described in the Initial Construction Budget.

(ee)    *No Transfer Taxes.*    No sales, use, excise, transfer or other Tax, fee or imposition shall result from the (i) execution and delivery of the Ground Lease, the Lease or the conveyance of the interests conveyed thereby, or (ii) the construction of the Property, except such Taxes, fees or impositions that will have been paid in full on or prior to the Completion Date and which are described or provided for in the Initial Construction Budget.

(ff)    *No Casualty.*    Except as disclosed in writing by the Lessee to the Administrative Agent, no fire or other casualty with respect to the Property has occurred which fire or other casualty has materially and adversely affected the use, value, operation or useful life of the Property.

(gg)    *Insurance.*    On and after the Closing Date, the Lessee has obtained or arranged on behalf of the Lessor, insurance coverage covering the Property, which meets the requirements of the Construction Agency Agreement and the Lease, and such coverage is in full force and effect on and after the Closing Date.

(hh)    *Flood Hazard Areas.*    Except as disclosed by the Survey provided for in *Section 6.1(s)*, no portion of the Property is located in an area identified as a special flood hazard area by the Federal Emergency Management Agency or other applicable agency.

(ii)  *Notes, Offer of Securities, etc.*   None of the Notes or the Lessor Amounts is subordinate or junior in right of payment, in any manner, to any other Indebtedness of the Lessee (except as anticipated under *Article XI* of this Participation Agreement and other provisions of the Operative Documents). Neither Lessee nor any Person authorized to act on behalf of Lessee, other than the Structuring Agent, has directly or indirectly offered the Notes or the Lessor Amount or any other similar securities (the sale or offer of which would be integrated with the sale or offer of the Notes and the Lessor Amount), for sale to, or solicited any offer to acquire any of the same from, any Person other than the Participants and other "accredited investors" (as defined in the Regulation D of the SEC), each of whom was offered a portion thereof at private sale for investment.

SECTION 8.2  *Representations of the Lessee and the Construction Agent with Respect to each Funding Date.*   Each of the Lessee and Construction Agent represent and warrant to the Administrative Agent and each Participant as of each Funding Date as follows:

(a)  *Representations and Warranties.*   The representations and warranties of the Lessee and the Construction Agent set forth in *Section 8.1* are true and correct in all material respects on and as of such Funding Date, except to the extent such representations or warranties relate solely to an earlier date, in which case such representations and warranties shall have been true and correct in all material respects on and as of such earlier date. Each of the Lessee and the Construction Agent are in compliance with its respective obligations under the Operative Documents as then in effect and there exists no CAA Default or Lease Default. No CAA Default or Lease Default will occur as a result of, or after giving effect to, the Advance requested by the Funding Request on such date.

(b)  *Improvements.*   The Construction of the Improvements has, to the best of the Lessee's and the Construction Agent's knowledge, been performed in a good and workmanlike manner, substantially in accordance with the applicable Plans and Specifications and in compliance with all Insurance Requirements and Applicable Law.

(c)  *Liens.*   The Property is free and clear of all Liens other than Permitted Property Liens.

(d)  *Advance.*   The amount of the Advance requested represents amounts advanced or to be advanced by the Lessee or the Construction Agent to third parties or amounts paid by the Lessee or the Construction Agent in respect of Construction Costs and/or Transaction Expenses. With respect to each Advance, the conditions precedent to such Advance and the related Lessor Amounts and Loans set forth in *Article VI* have been satisfied or waived.

SECTION 8.3  *Warranties and Representations of the Lessor.*   The Lessor warrants and represents to the other parties hereto that:

(a)  The Lessor is a corporation duly organized, validly existing and in good standing under the laws of the State of Ohio, is qualified as of the Closing Date as a foreign corporation in the State in which the Property is located and has all requisite corporate power and authority to execute and deliver, and to perform its obligations under, the Operative Documents to which it is a party.

(b)  The Operative Documents to which the Lessor is, or will be, a party have been duly authorized by all requisite corporate action, have been duly executed and delivered by the Lessor, and constitute, and each other Operative Document to which Lessor is a party when executed and delivered by Lessor will constitute, the valid and binding obligations of the Lessor enforceable against the Lessor in accordance with the respective terms thereof, except as such enforceability may be limited by (i) applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting the enforcement of creditors' rights generally and (ii) general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law).

(c)  The Lessor is not in violation of any term of any of the Operative Documents.

(d)   Neither the execution and delivery of the Operative Documents, the consummation of the transactions contemplated thereby nor the fulfillment of or compliance with the provisions thereof will require consent, approval, authorization, filing, registration or qualification under or conflict with or violate any Applicable Law having jurisdiction over the Lessor or any of its property of the Lessor, except as contemplated by the Operative Documents.

(e)   The Lessor has not conveyed any interest in the Collateral, any Property or any part thereof to any Person or subjected the Collateral, any Property or any part thereof to any Lien, except pursuant to the Operative Documents.

(f)   The Lessor's exact legal name is "SELCO Service Corporation." The Lessor is registered to do business in the State of California as "Ohio SELCO Service Corporation."

(g)   Neither the Lessor nor any Person authorized by the Lessor to act on its behalf has offered or sold any interest in the Lease, or in any similar security relating to the Property, or in any security the offering of which for the purposes of the Securities Act would be deemed to be part of the same offering as the offering of the aforementioned securities to, or solicited any offer to acquire any of the same from, any Person other than the Administrative Agent and the Lenders, and neither the Lessor nor any Person authorized by the Lessor to act on its behalf will take any action which would subject the issuance or sale of any interest in the Lease or the Property to the provisions of *Section 5* of the Securities Act or any state securities laws or require the qualification of any Operative Document under the Trust Indenture Act of 1939, as amended.

(h)   The Lessor is not and will not be funding its Lessor Amounts hereunder, and is not performing its obligations under the Operative Documents, with the assets of an "employee benefit plan" (as defined in Section 3(3) of ERISA) which is subject to Title I of ERISA, or "plan" (as defined in Section 4975(e)(1) of the Code).

(i)   The Lessor is participating in the Transactions for its own account and not with a view toward redistribution; *provided*, that disposition of its rights hereunder shall remain in its control and the foregoing shall not affect the ability of the Lessor to assign, transfer or sell participations in its rights in accordance with the Operative Documents.

(j)   There are no actions or proceedings pending, or to the knowledge of the Lessor, threatened, against or affecting the Lessor in or before any Governmental Authority which, if adversely determined, would materially and adversely affect the ability of the Lessor to enter into or perform the Operative Documents to which it is a party.

(k)   The Lessor and each corporation consolidated with the Lessor for federal income tax purposes has (a) made or filed all material federal, state and local income tax returns, required by any jurisdiction to which it is subject or properly filed for and received extensions with respect thereto which are still in full force and effect and which have been fully complied with in all material respects, (b) paid all taxes and other governmental assessments and charges shown or determined to be due on such returns, reports and declarations, except those being contested in good faith by appropriate proceedings and for which adequate reserves, to the extent required by GAAP, have been established and (c) to the extent required by GAAP, set aside on their books provisions reasonably adequate for the payment of all estimated taxes for periods subsequent to the periods to which such returns, reports or declarations apply. Notwithstanding the foregoing, the Lessor shall not be deemed to have breached any of its representations contained in this *clause (k)* unless such breach would have a material adverse effect on the Property, Liens or other rights in the Property.

SECTION 8.4  *Representations of the Lenders.*  Each Lender represents and warrants to the other parties hereto that:

(a)  *Source of Funds.*  Such Lender is not and will not be making its Loans hereunder, and is not performing its obligations under the Operative Documents, with the assets of an "employee benefit plan" (as defined in Section 3(3) of ERISA) which is subject to Title I of ERISA, or "plan" (as defined in Section 4975(e)(1) of the Code).

(b)  *Status.*  Such Lender is a commercial bank, branch or agency of a foreign bank or other similar financial institution, or an Affiliate thereof, or in the case of the Note Purchaser, a corporation duly organized and existing under the laws of its state of incorporation.

(c)  *Acquisition for Investment.*  Each Lender is participating in the Transactions for its own account and not with a view toward redistribution; *provided*, that disposition of its rights hereunder shall remain in its control and the foregoing shall not affect the ability of any Lender to assign or sell participations in its rights in accordance with the Operative Documents; and *provided*, further, that the Note Purchaser may always make dispositions in accordance with *Section 12.1(d)* hereof.

(d)  *Lessor Liens.*  There are no Lessor Liens attributable to such Lender on Collateral, the Property or any part thereof, and the execution, delivery and performance by such Lender of the Operative to which it is or will be a party will not subject the Collateral, the Property or any part thereof to any Lessor Liens attributable to such Lender.

(e)  *Offer of Securities, etc.*  Neither such Lender nor any Person authorized to act on its behalf has, directly or indirectly, offered to sell any of its rights under the Operative Documents (including the right to acquire any Notes) or solicited any offer to acquire any rights under the Operative Documents (including the right to acquire any Notes) for any Person, except in connection with the transactions contemplated by the Operative Documents or as otherwise expressly permitted therein.

(f)  *No Registration.*  Such Lender understands and acknowledges that (i) the Notes have not been and will not be registered under the Securities Act, in reliance upon the exemption provided in *Section 4(2)* of the Securities Act, (ii) the Notes have not been and will not be registered or qualified under securities or "blue sky" laws of any jurisdiction, and (iii) the Notes may not be resold or otherwise transferred except as permitted by *Section 12.1(d)* or by the Liquidity Documents and only if so registered or qualified or if an exemption from registration or qualification is available. Such Lender will comply with all applicable federal and state securities laws in connection with any subsequent resale of the Notes held by it.

(g)  *Institutional Investor.*  Such Lender is a sophisticated institutional investor and is an "accredited investor" as defined in paragraphs (1), (2), (3) or (7) of Rule 501(a) of the Securities Act, and has substantial knowledge and experience in financial and business matters and is capable of evaluating the merits and risks of its participation in the transactions under the Operative Documents including, without limitation, its investment in the Notes and is able to bear the economic risk of such investment for an indefinite period of time. Such Lender has been given all information concerning the transactions under the Operative Documents, the Notes, the Property, the Lessor and the Lessee, as requested by such Lender.

ARTICLE IX

COVENANTS

SECTION 9.1 *Affirmative Covenants.* The Lessee hereby covenants and agrees that on the Documentation Date and thereafter for so long as this Agreement is in effect and until such time as all Commitments have been terminated and all Obligations have been paid in full:

(a) *Financial Statements, Reports, etc.* The Lessee shall furnish to the Administrative Agent, with sufficient copies for the Lessor and each Lender, the following, each in such form and such detail as the Administrative Agent or the Required Participants shall reasonably request:

(i) As soon as available and in no event later than forty-five (45) days after the last day of each of the first three (3) fiscal quarter of the Lessee, a copy of the Financial Statements of the Lessee and its Subsidiaries (prepared on a consolidated basis) for such quarter and for the fiscal year to date, certified by the chief executive officer or chief financial officer of the Lessee to present fairly in all material respects the financial condition, results of operations and other information reflected therein and to have been prepared in accordance with GAAP (subject to normal year-end audit adjustments);

(ii) As soon as available and in no event later than ninety (90) days after the close of each fiscal year of the Lessee, (A) copies of the audited Financial Statements of the Lessee and its Subsidiaries (prepared on a consolidated basis) for such year, audited by KPMG LLP or other independent certified public accountants of recognized national standing acceptable to the Administrative Agent, and (B) copies of the unqualified opinions (or qualified opinions reasonably acceptable to the Administrative Agent) and, to the extent delivered and within ten (10) days after delivery, final management letters delivered by such accountants to the Audit Committee of the Board of Directors in connection with all such Financial Statements;

(iii) No later than the dates on which the quarterly and year-end Financial Statements are required to have been furnished pursuant to the foregoing *clauses (i)* and *(ii)*, a compliance certificate of the chief executive officer, chief financial officer or treasurer of the Lessee (a "Compliance Certificate," substantially in the form of Exhibit D to this Participation Agreement) which (A) states that the representations and warranties of the Lessee set forth in *Section 8.1* and 8.2 and in the other Operative Documents are true and correct in all material respects as if made on such date (except for representations and warranties expressly made as of a specified date, which shall be true as of such date) and no CAA Default or Lease Default has occurred and is continuing, or, if any such CAA Default or Lease Default has occurred and is continuing, a statement as to the nature thereof and what action the Lessee proposes to take with respect thereto; (B) sets forth, for the quarter, year or other applicable period covered by such Financial Statements or as of the last day of such quarter or year (as the case may be), the calculation of the financial ratios and tests provided in *Section 9.2(f) and Section 9.3*; and (C) lists all Subsidiaries of the Lessee and identifies each such Subsidiary which is a Material Subsidiary;

(iv) As soon as available and in no event later than forty-five (45) days after the last day of each fiscal quarter of the Lessee, a certificate of the chief financial officer or treasurer of the Lessee which sets forth the calculation of the Lessee's Debt/EBITDA Ratio for the consecutive four-quarter period ending as of such date;

(v) As soon as possible and in no event later than five (5) Business Days after any officer of the Lessee knows of the occurrence or existence of (A) any Reportable Event under any Employee Benefit Plan or Multiemployer Plan; (B) any actual litigation or suits against the Lessee or any of its Subsidiaries which individually asserts a claim for monetary damages payable by the Lessee or its Subsidiaries of $10,000,000 or more; (C) any other event or condition which is reasonably likely to have a Material Adverse Effect; or (D) any CAA Default or Lease Default;

the statement of the chief executive officer, chief financial officer or treasurer of the Lessee setting forth details of such event, condition, CAA Default or Lease Default and the action which the Lessee proposes to take with respect thereto;

(vi) As soon as available and in no event later than five (5) Business Days after they are sent, made available or filed, copies of (A) all registration statements and reports filed by the Lessee or any of its Subsidiaries with any securities exchange or the United States Securities and Exchange Commission (including, without limitation, all 10-Q, 10-K and 8-K reports); (B) all reports, proxy statements and financial statements sent or made available by the Lessee to its security holders; and (C) all press releases concerning any material developments in the business of the Lessee made available by the Lessee to the public generally; and

(vii) Such other instruments, agreements, certificates, opinions, statements, documents and information relating to the operations or condition (financial or otherwise) of the Lessee or its Subsidiaries, and compliance by the Lessee with the terms of this Participation Agreement and the other Operative Documents as the Administrative Agent may from time to time reasonably request.

The requirements of *clauses (i), (ii)* and *(vi)* above may be satisfied by (i) the posting of such documents on the Lessee's internet homepage located at www.abobe.com or the SEC's homepage on the internet no later than the next Business Day after such documents have been filed with the SEC; *provided*, that such documents shall be in a format that is downloadable and printable; or (ii) the delivery of such documents via electronic format by e-mail or otherwise.

(b) *Books and Records.* The Lessee and its Subsidiaries shall at all times keep proper books of record and account in which full, true and correct entries will be made of their transactions in accordance with GAAP.

(c) *Inspections.* The Lessee and its Subsidiaries shall permit the Administrative Agent and each Participant, or any agent or representative thereof, upon reasonable notice and during normal business hours and to the extent reasonably necessary for the administration of the Obligations, to visit and inspect any of the properties and offices of the Lessee and its Material Subsidiaries, to examine the books and records of the Lessee and its Subsidiaries and make copies thereof, and to discuss the affairs, finances and business of the Lessee and its Subsidiaries with, and to be advised as to the same by, their officers and, after prior written notice to the Lessee, their auditors and accountants, all at such times and intervals as the Administrative Agent or the Note Purchaser may reasonably request; *provided, however*, (i) unless a CAA Event of Default, Unwind Event or Lease Event of Default shall have occurred and be continuing, any such visit and inspection shall be made at the sole expense of the Administrative Agent or the Participant whose agent or representative is making such visit and inspection and (ii) when a CAA Event of Default, Unwind Event or Lease Event of Default exists, any such visit and inspection shall be made at the sole expense of the Lessee.

(d) *Insurance.* The Lessee will obtain and maintain in full force and effect all of the insurance coverages and otherwise comply with all of the provisions set forth in *Section 2.7* of the Construction Agency Agreement and *Article XIII* of the Lease. With respect to insurance coverages not specifically addressed in the Lease or the Construction Agency Agreement, the Lessee and its Material Subsidiaries shall:

(i) Carry and maintain insurance of the types and in the amounts customarily carried from time to time during the term of this Agreement by others engaged in substantially the same business as such Person and operating in the same geographic area as such Person, including, but not limited to, fire, public liability, property damage and worker's compensation;

(ii) Carry and maintain each policy for such insurance with (A) a company which is rated A or better by A.M. Best and Company at the time such policy is placed and at the time of each annual renewal thereof or (B) any other insurer which is reasonably satisfactory to the Administrative Agent; and

(iii) Deliver to the Administrative Agent upon request not more than once each year schedules setting forth all insurance then in effect.

(e) *Governmental Charges and Other Indebtedness.* The Lessee and its Subsidiaries shall promptly pay and discharge when due (i) all Taxes and other Governmental Charges prior to the date upon which penalties accrue thereon, (ii) all indebtedness which, if unpaid, could become a Lien upon the property of the Lessee or its Material Subsidiaries and (iii) subject to any subordination provisions applicable thereto, all other Indebtedness which in each case, if unpaid, is reasonably likely to have a Material Adverse Effect, except such Indebtedness as may in good faith be contested or disputed, or for which arrangements for deferred payment have been made, *provided*, that in each such case appropriate reserves are maintained to the reasonable satisfaction of the Administrative Agent.

(f) *Use of Proceeds.* The Lessee shall use the proceeds of the Advances only for the purposes set forth in *Section 3.4(c)*. The Lessee shall not use any part of the proceeds of any Loan, directly or indirectly, for the purpose of purchasing or carrying any Margin Stock or for the purpose of purchasing or carrying or trading in any securities under such circumstances as to involve the Lessee, any Participant or the Administrative Agent in a violation of Regulations T, U or X issued by the Federal Reserve Board.

(g) *General Business Operations.* Other than as permitted by *Sections 9.2(c)* and *9.2(d)*, each of the Lessee and its Subsidiaries shall (i) preserve and maintain its corporate existence and all of its rights, privileges and franchises reasonably necessary to the conduct of its business, (ii) conduct its business activities in compliance with all Requirements of Law and Contractual Obligations applicable to such Persons, and (iii) keep all property useful and necessary in its business in good working order and condition, ordinary wear and tear excepted, except, in each case, where any failure is not reasonably likely to have a Material Adverse Effect. The Lessee shall maintain its chief executive office and principal place of business in the United States.

(h) *Pari Passu Ranking.* The Lessee shall take, or cause to be taken, all actions necessary to ensure that the Obligations of the Lessee are and continue to rank at least *pari passu* in right of payment with all other unsecured Indebtedness of the Lessee.

(i) *Separate Parcel.* On and after July 1, 2002, the Land shall be a separate parcel for all real estate tax and assessment purposes, and no part of the Land shall be aggregated with any other parcel for such purposes.

(j) *Notices In Respect of Ground Lease, etc.* The Lessee shall furnish to the Administrative Agent and the Lessor, promptly (but in any event within ten (10) days) of the Lessee's receipt or delivery thereof, copies of any notices and other written communications that the Lessee receives or delivers under, or otherwise in connection with, the Ground Lease, the Development Agreement, the Parking Agreement and/or any easements, covenants and restrictions, or other agreements recorded against or affecting the ownership, use or occupancy of the Property.

SECTION 9.2 *Negative Covenants.* The Lessee hereby covenants and agrees that on the Effective Date and thereafter for so long as this Participation Agreement is in effect and until such time as all Commitments have been terminated and all Obligations have been paid in full:

(a) *Indebtedness.* Neither the Lessee nor any of its Subsidiaries shall create, incur, assume or permit to exist any Indebtedness except for the following ("*Permitted Indebtedness*"):

(i) The Obligations of the Lessee under the Operative Documents;

(ii) Indebtedness of the Lessee and its Subsidiaries listed in *Item 9.2(a)* of *Schedule IV* and existing on the date of this Agreement which does not otherwise qualify as Permitted Indebtedness;

(iii) Indebtedness of the Lessee and its Subsidiaries arising from the endorsement of instruments for collection in the ordinary course of their businesses;

(iv) Indebtedness of the Lessee and its Subsidiaries for trade accounts payable, *provided*, that (A) such accounts arise in the ordinary course of business and (B) no material part of any such account is more than ninety (90) days past due (unless subject to a bona fide dispute and for which adequate reserves have been established);

(v) Indebtedness of the Lessee and its Subsidiaries under Rate Contracts, *provided*, that, at the time each Rate Contract is entered into, such Rate Contract is for bona fide hedging operations and not for speculation;

(vi) Indebtedness of the Lessee and its Subsidiaries under initial or successive refinancings of any Indebtedness permitted by *clause (ii)* above, *provided*, that (A) the principal amount of any such refinancing does not exceed the principal amount of the Indebtedness being refinanced and (B) the material terms and provisions of any such refinancing (including maturity, redemption, prepayment, default and subordination provisions) are no less favorable to the Participants than the Indebtedness being refinanced;

(vii) Indebtedness of the Lessee and its Subsidiaries with respect to surety, appeal, indemnity, performance or other similar bonds in the ordinary course of business (including surety or similar bonds issued in connection with the stay of a proceeding of the type described in *Section 16.1(h)* of the Lease);

(viii) Guaranty Obligations of the Lessee in respect of Permitted Indebtedness of its Subsidiaries;

(ix) Indebtedness of the Lessee to any of its Subsidiaries, Indebtedness of any of the Lessee's Subsidiaries to the Lessee or Indebtedness of any of the Lessee's Subsidiaries to any of the Lessee's other Subsidiaries;

(x) Other Indebtedness of the Lessee and its Subsidiaries, *provided*, that the aggregate principal amount of all such other Indebtedness outstanding at any time does not exceed the sum of $275,000,000 plus fifteen percent (15%) of the Lessee's Net Worth determined as of the last day of the immediately preceding fiscal quarter.

(b) *Liens.* The Lessee shall comply with its obligations set forth in *Section 11.1* of the Lease with respect to the Property. Neither the Lessee nor any of its Subsidiaries shall create, incur, assume or permit to exist any Lien on or with respect to any of its assets or property of any character, whether now owned or hereafter acquired, except for the following ("*Permitted Liens*"):

(i) Liens in favor of the Administrative Agent or any Participant securing the Obligations;

(ii) Liens listed in *Item 9.2(b)* of *Schedule IV* and existing on the date of this Agreement which do not otherwise qualify as Permitted Liens;

(iii) Liens for taxes or other Governmental Charges not at the time delinquent or thereafter payable without penalty or being contested in good faith, *provided*, that adequate reserves for the payment thereof have been established in accordance with GAAP;

(iv) Liens of carriers, warehousemen, mechanics, materialmen, vendors, and landlords and other similar Liens imposed by law incurred in the ordinary course of business for sums not overdue more than forty-five (45) days or being contested in good faith, *provided*, that adequate reserves for the payment thereof have been established in accordance with GAAP;

(v) Deposits under workers' compensation, unemployment insurance and social security laws or to secure the performance of bids, tenders, contracts (other than for the repayment of borrowed money) or leases, or to secure statutory obligations of surety or appeal bonds or to secure indemnity, performance or other similar bonds in the ordinary course of business;

(vi) Zoning restrictions, easements, rights-of-way, title irregularities and other similar encumbrances, which alone or in the aggregate are not substantial in amount and do not materially detract from the value of the property subject thereto or interfere with the ordinary conduct of the business of the Lessee or any of its Subsidiaries;

(vii) Banker's Liens and similar Liens (including set-off rights) in respect of bank deposits;

(viii) Liens on any property or assets acquired, or on the property or assets of any Persons acquired, by the Lessee or any of its Subsidiaries after the date of this Agreement pursuant to *Section 9.2(d), provided*, that (A) such Liens exist at the time such property or assets or such Persons are so acquired and (B) such Liens were not created in contemplation of such acquisitions;

(ix) Judgement Liens, *provided*, that such Liens do not constitute an Event of Default under *Section 16.1(h)* of the Lease;

(x) Liens in favor of customs and revenue authorities arising as a matter of law to secure payment of customs duties and in connection with the importation of goods in the ordinary course of the Lessee's and its Subsidiaries' businesses;

(xi) Liens securing purchase money loans and Capital Leases incurred by the Lessee and its Subsidiaries to finance their acquisition of real property, fixtures or equipment *provided*, that (A) in each case, the Indebtedness secured by such Liens (1) is incurred by such Person at the time of, or not later than ninety (90) days after, the acquisition by such Person of the property so financed, (2) does not exceed the purchase price of the property so financed; and (3) constitutes Permitted Indebtedness under *Section 9.2(a)*; and (B) in each case, such Lien (1) covers only those assets, the acquisition of which was financed by such Permitted Indebtedness, and (2) secures only such Permitted Indebtedness; and *provided*, further, that this *clause (xi)* shall apply to Liens incurred to finance the costs incurred by Adobe Systems Europe, Ltd. to acquire real property in Scotland prior to the date of this Agreement, construct improvements thereon and install fixtures and equipment therein prior to completion so long as the Indebtedness secured thereby meets all of the foregoing requirements except *clause (A)(1)*;

(xii) Liens on the property or assets of any Subsidiary of the Lessee in favor of the Lessee or any other Subsidiary of the Lessee;

(xiii) Liens incurred in connection with the extension, renewal or refinancing of the Indebtedness secured by the Liens described in *clause (ii)* or *(xi)* above, *provided*, that any extension, renewal or replacement Lien (A) is limited to the property covered by the existing Lien and (B) secures Indebtedness which is no greater in amount and has material terms no less favorable to the Participants than the Indebtedness secured by the existing Lien; and

(xiv) Other Liens, *provided*, that (A) the Indebtedness secured by such other Liens constitutes Permitted Indebtedness under *Section 9.2(a)* and (B) the aggregate principal amount of such Indebtedness outstanding at any time does not exceed ten percent (10%) of the Lessee's Net Worth determined as of the last day of the immediately preceding fiscal quarter.

(c)  *Asset Dispositions.*   Neither the Lessee nor any of its Subsidiaries shall sell, lease, transfer or otherwise dispose of any of its assets or property, whether now owned or hereafter acquired, except for the following:

(i) Sales by the Lessee and its Subsidiaries of inventory in the ordinary course of their businesses;

(ii) Sales by the Lessee and its Subsidiaries of surplus, damaged, worn or obsolete equipment or inventory in the ordinary course of their businesses;

(iii) Sales by the Lessee and its Subsidiaries or other dispositions of Investments permitted by *Section 9.2(e)*;

(iv) Sales or assignments by the Lessee and its Subsidiaries of defaulted receivables to a collection agency in the ordinary course of their businesses;

(v) Licenses by the Lessee and its Subsidiaries of their products, patents, copyrights, trademarks, trade names, trade secrets, service marks and any other intellectual property in the ordinary course of their businesses;

(vi) Sales by the Lessee and its Subsidiaries of closed facilities which are for cash and do not exceed $55,000,000 in the aggregate during the term of this Agreement;

(vii) Sales, licenses or other dispositions of assets and property by the Lessee to any of the Lessee's Subsidiaries or by any of the Lessee's Subsidiaries to the Lessee or any of its other Subsidiaries; and

(viii) Other sales, leases, transfers and disposals by the Lessee and its Subsidiaries of assets and property, *provided*, that(A) no Default has occurred and is continuing on the date of, or will result after giving effect to, any such sale, lease, transfer or disposal and (B) the aggregate book value of all such assets and property so sold, leased, transferred or otherwise disposed of in any fiscal year does not exceed ten percent (10%) of the Lessee's Net Worth determined as of the last day of the immediately preceding fiscal year.

(d)  *Mergers, Acquisitions, Etc.*   Neither the Lessee nor any of its Subsidiaries shall consolidate with or merge into any other Person or permit any other Person to merge into it, acquire any Person as a new Subsidiary or acquire all or substantially all of the assets of any other Person, except for the following:

(i) Any Subsidiary of the Lessee may merge or consolidate with any other Subsidiary of Lessee, and the Lessee or any Subsidiary of the Lessee may establish new Subsidiaries;

(ii) Any Subsidiary of the Lessee may merge or consolidate with the Lessee, *provided*, that the Lessee is the surviving corporation;

(iii) Any Subsidiary of the Lessee may dissolve after transferring or distributing its assets to the Lessee or any of its Subsidiaries, *provided*, that no Default has occurred and is continuing on the date of, or will result after giving effect to, any such dissolution;

(iv) Any Subsidiary of the Lessee may merge or consolidate with any other Person, whether or not such other Person becomes a Subsidiary of the Lessee, or acquire any Person as a Subsidiary or acquire all or substantially all of the assets of any other Person, *provided*, that the Lessee shall continue to be in compliance with each of the financial covenants set forth in *Section 9.3* hereof immediately following any such merger, consolidation or acquisition; and

(v) The Lessee may merge or consolidate with any other Person, acquire any Person as a new Subsidiary or acquire all or substantially all of the assets of any other Person, *provided*, that (A) in the case of any merger or consolidation, either (1) the Lessee is the surviving corporation or (2) the surviving Person (x) is a solvent United States corporation and (y) assumes all of the obligations of the Lessee in a manner reasonably acceptable to the Administrative Agent and (B) no Lease Default has occurred and is continuing at the time of such merger, consolidation or acquisition or will occur after giving effect to such merger, consolidation or acquisition.

(e) *Investments.* Neither the Lessee nor any of its Subsidiaries shall make any Investment except for Investments in the following:

(i) Investments permitted by the investment policy of the Lessee set forth in *Item 9.2(e)(i)* of *Schedule IV* or, if any changes to the investment policy of the Lessee are hereafter duly approved by the Board of Directors of the Lessee or designated committee thereof, in any subsequent investment policy that is the most recent investment policy delivered by the Lessee to the Administrative Agent with a certificate of the Lessee's chief financial officer to the effect that such investment policy has been duly approved by the Lessee's Board of Directors and is then in effect;

(ii) Investments listed in *Item 9.2(e)(ii)* of *Schedule IV* existing on the date of this Agreement which are not otherwise permitted by the investment policy of the Lessee set forth in *Item 9.2(e)(i)* of *Schedule IV*;

(iii) Investments received by the Lessee and its Subsidiaries in connection with the bankruptcy or reorganization of customers and suppliers and in settlement of delinquent obligations of, and other disputes with, customers and suppliers arising in the ordinary course of business;

(iv) Investments arising from rights received by the Lessee and its Subsidiaries upon the required payment of any permitted Indebtedness of the Lessee and its Subsidiaries;

(v) Investments consisting of loans to employees, officers and directors of the Lessee or its Subsidiaries;

(vi) Investments by the Lessee and its Subsidiaries in Rate Contracts, *provided*, that, at the time each Rate Contract is entered into, such Rate Contract is for bona fide hedging operations and not for speculation;

(vii) Deposit accounts;

(viii) Investments permitted by *Section 9.2(e)*;

(ix) Investments by the Lessee and its Subsidiaries in each other;

(x) Venture capital Investments made by the Lessee and/or its Subsidiaries and Adobe Ventures, L.P., Adobe Ventures II, L.P., Adobe Ventures III, L.P., Adobe Ventures IV, L.P. and any other venture capital partnership in which all of the limited partners are the Lessee, its Subsidiaries, its Affiliates or employees of the Lessee or its Subsidiaries (individually, a "VC Partnership"), *provided*, that (A) at the time a venture capital Investment is made in any Person, such Person either operates or is expected to operate in an industry related to the business operations of the Lessee or its Subsidiaries (including Persons which possess or may possess technologies, sales and services capabilities, operations or content related to any product of the Lessee or its Subsidiaries) or has been identified by the Lessee as a candidate for a strategic relationship with the Lessee or its Subsidiaries, (B) the aggregate consideration paid (including Indebtedness incurred) by the Lessee or its Subsidiaries for all such venture capital Investments (less any return of capital received in cash on the sale of such venture capital Investments and any gain or other income realized on such venture capital Investments which is reinvested in new venture capital Investments) does not exceed $175,000,000 at any time, and (C) no CAA Default or Lease Default has occurred and is continuing on the date of, or will result after giving effect to, any such venture capital Investment;

(xi) Investments consisting of purchase money financing provided by the Lessee and its Subsidiaries to their customers; and

(xii) Other Investments, *provided*, that:

(A) No CAA Default or Lease Default has occurred and is continuing on the date of, or will result after giving effect to, any such Investment; and

(B) The aggregate consideration paid (including Indebtedness incurred) by the Lessee and its Subsidiaries for all such Investments in any fiscal year does not exceed ten percent (10%) of the Lessee's Net Worth determined as of the last day of the immediately preceding fiscal year.

(f) *Dividends, Redemptions, Etc.* Neither the Lessee nor any of its Subsidiaries shall pay any dividends or make any distributions on its Equity Securities; purchase, redeem, retire, defease or otherwise acquire for value any of its Equity Securities; return any capital to any holder of its Equity Securities as such; make any distribution of assets, Equity Securities, obligations or securities to any holder of its Equity Securities as such; or set apart any sum for any such purpose; except as follows:

(i) The Lessee or any of its Subsidiaries may pay dividends on its Equity Securities payable solely in such Person's own Equity Securities and the Lessee may purchase, redeem, retire, defease or otherwise acquire for value Equity Securities of the Lessee issued to employees of the Lessee or its Subsidiaries in exchange for other Equity Securities of the Lessee;

(ii) Any Subsidiary of the Lessee may pay dividends to or repurchase its Equity Securities from the Lessee or another Subsidiary; and any Subsidiary may purchase Equity Securities of the Lessee in the open market or from the Lessee (in which case such purchase would not be considered a repurchase by the Lessee for purposes of *clause (v)* below), and the Lessee may issue its Equity Securities to any Subsidiary;

(iii) Adobe Incentive Partners may make Adobe Incentive Partners Distributions and any VC Partnership may make distributions to its partners;

(iv) The Lessee may repurchase its Equity Securities from an employee of the Lessee or its Subsidiaries (A) in an amount equal to any taxes payable by such employee upon the exercise of options to purchase Equity Securities of the Lessee, or (B) upon termination of such employee's employment; and

(v) The Lessee may pay other dividends on its Equity Securities in cash or repurchase its Equity Securities for cash or for another company's Equity Securities, *provided*, that:

(A) In each case, no CAA Event of Default, Unwind Event or Lease Event of Default has occurred and is continuing on the date of, or will result after giving effect to, any such payment or repurchase; and

(B) If the Debt/EBITDA Ratio of the Lessee for any consecutive four-quarter period is equal to or greater than 1.25:1.00, the sum of Lessee's Net Share Repurchases and cash dividends (excluding dividends payable pursuant to *clauses (ii) and (iii)* above) for the next succeeding quarter shall not exceed forty percent (40%) of the Lessee's EBITDA for such consecutive four-quarter period.

(g) *Change in Business.* Neither the Lessee nor any of its Subsidiaries shall engage in any business substantially different from its present business, as described in the 10-K report filed by the

Lessee with the Securities and Exchange Commission for the fiscal year ended December 1, 2000, and other internet-related services for its customers.

(h) *Employee Benefit Plans.*

(i) Neither the Lessee nor any ERISA Affiliate shall (A) adopt or institute any Employee Benefit Plan that is an employee pension benefit plan within the meaning of Section 3(2) of ERISA, (B) take any action which will result in the partial or complete withdrawal, within the meanings of Sections 4203 and 4205 of ERISA, from a Multiemployer Plan, (C) engage or permit any Person to engage in any transaction prohibited by Section 406 of ERISA or section 4975 of the IRC involving any Employee Benefit Plan or Multiemployer Plan which would subject the Lessee or any ERISA Affiliate to any tax, penalty or other liability including a liability to indemnify, (D) incur or allow to exist any accumulated funding deficiency (within the meaning of section 412 of the IRC or Section 302 of ERISA), (E) fail to make full payment when due of all amounts due as contributions to any Employee Benefit Plan or Multiemployer Plan, (F) fail to comply with the requirements of section 4980B of the IRC or Part 6 of Title I(B) of ERISA, or (G) adopt any amendment to any Employee Benefit Plan which would require the posting of security pursuant to section 401(a)(29) of the IRC, where singly or cumulatively, the above would be reasonably likely to have a Material Adverse Effect.

(ii) Neither the Lessee nor any of its Subsidiaries shall (A) engage in any transaction prohibited by any Governmental Rule applicable to any Foreign Plan, (B) fail to make full payment when due of all amounts due as contributions to any Foreign Plan or (C) otherwise fail to comply with the requirements of any Governmental Rule applicable to any Foreign Plan, where singly or cumulatively, the above would be reasonably likely to have a Material Adverse Effect.

(i) *Transactions With Affiliates.* Neither the Lessee nor any of its Subsidiaries shall enter into any Contractual Obligation with any Affiliate (other than the Lessee or one of its Subsidiaries) or engage in any other transaction with any Affiliate except (i) for agreements with officers and directors of the Lessee or its Subsidiaries for indemnification or participation under the Lessee's equity plans and loans to or retention or severance agreements with officers and directors of the Lessee or its Subsidiaries, each as approved by the Board of Directors of the Lessee; (ii) upon terms at least as favorable to the Lessee or such Subsidiary as an arms-length transaction with unaffiliated Persons; or (iii) for transactions with Affiliates in which the Lessee or its Subsidiaries have venture capital Investments permitted by *Section 9.2(e)(x)*.

(j) *Accounting Changes.* Neither the Lessee nor any of its Subsidiaries shall change (i) its fiscal year (currently ending the Friday closest to November 30) or (ii) its accounting practices except as required by GAAP.

SECTION 9.3 *Financial Covenants.* Until the termination of this Agreement and the satisfaction in full by the Lessee of all Obligations, the Lessee will comply, and will cause compliance, with the following financial covenants, unless the Required Participants shall otherwise consent in writing:

(a) *Quick Ratio.* The Lessee shall not permit its Quick Ratio to be less than 1.00 on the last day of any fiscal quarter.

(b) *Debt/EBITDA Ratio.* The Lessee shall not permit its Debt/EBITDA Ratio for any consecutive four-quarter period to be greater than 2.50.

(c) *Fixed Charge Coverage Ratio.* The Lessee shall not permit its Fixed Charge Coverage Ratio for any consecutive four-quarter period to be less than 2.25.

## ARTICLE X

## GROUND LEASE

SECTION 10.1 *Ground Lease.* The Lessee will, for the benefit of the Lessor, perform all obligations, covenants and agreements to be performed by the Lessor, as tenant, under the Ground Lease, and the Lessor shall have no responsibility for compliance with such obligations, covenants and agreements. In addition to and not in limitation of any of the Lessee's other obligations under the Lease, the Lessee shall punctually pay and perform for the benefit of the Lessor all of the obligations and liabilities whatsoever of the Lessor under the Ground Lease, including, without limitation, paying all rent due from time to time under the Ground Lease and indemnifying the Lessor from and against all claims for which the Lessor is liable under the Ground Lease to the landlord thereunder. The Lessee agrees that it will not take any action, or omit to take any action, that could result in a default under the Ground Lease or the termination of the Ground Lease.

## ARTICLE XI

## LESSEE DIRECTIONS EXTENSION OF MATURITY DATE; LESSOR SECURITY

SECTION 11.1 *Right of Lessee.* The Lessee shall have the exclusive right to replace a Non-Consenting Participant pursuant to *Section 11.3*.

SECTION 11.2 *Maturity Date Extension; Basic Term Extension.*

(a) *Extension of Original Maturity Date.* The Lessee may, not later than the date occurring one-hundred and eighty (180) days prior to the Original Maturity Date, request that the Note Purchaser and the Liquidity Banks extend the Original Maturity Date to such later date as the Lessee may request in writing (a "*Original Maturity Date Extension Request*"); *provided, however*, that in no event shall the requested extended Maturity Date occur later than the Scheduled Basic Lease Term Termination Date. Each of the Note Purchaser and each Liquidity Bank may grant or deny its consent to such extension in its sole discretion by notifying the Administrative Agent and the Lessor in writing (with a copy to the Lessee); *provided, however*, that any such Person that fails to respond to any such request within sixty (60) days after its receipt thereof (the "*Original Maturity Date Extension Response Date*") shall be deemed to have denied such request (any non-consenting Note Purchaser or Liquidity Bank and any Note Purchaser or Liquidity Bank that fails to respond to the Lessee's Maturity Date Extension Request within the time period specified above, a "*Non-Consenting Lender*"). Any Original Maturity Date Extension Request shall be delivered to the Lessor, the Administrative Agent and each Lender not earlier than three-hundred and sixty-five (365) days and not later than one-hundred and eighty (180) days prior to the Original Maturity Date.

The extension of the Original Maturity Date contemplated by any Original Maturity Date Extension Request shall become effective as of the first date (with respect to any such extension, the "*Original Maturity Date Extension Effective Date*") on or after the Original Maturity Date Extension Response Date on which all of the following conditions shall have been satisfied (or shall have been waived by the Note Purchaser and each Liquidity Bank (other than any Non-Consenting Lender that shall have been replaced pursuant to *Section 11.3*), each Replacement Participant and each Refinancing Party):

(i) On both the date of the Original Maturity Term Extension Request and the Original Maturity Term Extension Effective Date, (A) each of the representations and warranties made by the Lessee in or pursuant to the Operative Documents shall be true and correct in all material respects as if made on and as of each such date (except to the extent any such representation or warranty specifically relates to an earlier date, in which case such representation or warranty shall have been true and correct in all material respects on and as of such earlier date) and (B) the Lessee shall not have elected the Remarketing Option or Purchase Option; and

(ii) the Note Purchaser, each Liquidity Bank (other than, in each case, Non-Consenting Lenders that have been replaced pursuant to *Section 11.3*), each Replacement Participant and each Refinancing Party shall have consented in writing (in their respective sole discretion) to the Original Maturity Date Extension Request on or prior to the Original Maturity Date in effect immediately prior to such extension.

Notwithstanding the foregoing, KeyBank National Association, in its capacity as a Liquidity Bank (the "*Specified Liquidity Bank*"), hereby consents and agrees that, so long as its outstanding Loans do not exceed the Maximum Non-Refinanced Amount (after giving effect to any refinancing pursuant to *Section 11.4*), its consent shall not be required under this *Section 11.2(a)* with respect to any extension of the Original Maturity Date to a date no later than the seventh (7th) anniversary of the Documentation Date.

(b)  *Basic Term Extension.*   The Lessee may, not later than the date occurring one-hundred and eighty (180) days prior to the Scheduled Basic Term Termination Date then in effect (the "*Original Date*"), request that the Lessor, the Note Purchaser and the Liquidity Banks extend the Scheduled Basic Term Termination Date then in effect to such later date as the Lessee may request in writing (a "*Basic Term Extension Request*"). Each of the Lessor, the Note Purchaser and the Liquidity Banks may grant or deny its consent to such extension in its sole discretion by notifying the Administrative Agent in writing (with a copy to the Lessee); *provided, however*, that any Participant that fails to respond to any such request within sixty (60) days after its receipt thereof (the "*Basic Term Extension Response Date*"), shall be deemed to have denied such request (any non-consenting Participant and any Participant that fails to respond to the Lessee's Basic Term Extension Request within the time period specified above, together with any Non-Consenting Lenders, collectively, "*Non-Consenting Participants*"). Any Basic Term Extension Request shall be delivered to the Lessor, the Administrative Agent and each Lender not earlier than 365 days and not later than 180 days prior to the Original Date.

The extension of the Scheduled Basic Term Termination Date contemplated by any Basic Term Extension Request shall become effective as of the first date (with respect to any such extension, the "*Basic Term Extension Effective Date*") on or after the Basic Term Extension Response Date on which all of the following conditions shall have been satisfied (or shall have been waived by each Participant (other than any Non-Consenting Participant that shall have been replaced pursuant to *Section 11.3*) and each Replacement Participant):

(i) On both the date of the Basic Term Extension Request and the related Basic Term Extension Effective Date, (A) each of the representations and warranties made by the Lessee in or pursuant to the Operative Documents shall be true and correct in all material respects as if made on and as of each such date (except to the extent any such representation or warranty specifically relates to an earlier date, in which case such representation or warranty shall have been true and correct in all material respects on and as of such earlier date) and (B) the Lessee shall not have elected the Remarketing Option or Purchase Option; and

(ii) the Note Purchaser, the Lessor and each Liquidity Bank (other than, in each case, Non-Consenting Participants that have been replaced pursuant to *Section 11.3*) and the Replacement Participants shall have consented in writing in their respective sole discretion to the Basic Term Extension Request on or prior to the Original Date.

(c)  *New Credit Decision.*   Each Participant's determination with respect to a Maturity Date Extension Request or Basic Term Extension Request shall be a new credit determination and within such Participant's sole and absolute discretion, and may be conditioned upon such terms and conditions as shall be deemed appropriate by the consenting Participants, including receipt of such financial information, documentation or other information or conditions as may be requested by such

Participant (including the receipt of appraisals and the recalculation of Rent and the Maximum Recourse Amount).

SECTION 11.3  *Replacement of Non-Consenting Participants.*

(a)  Pursuant to the Maturity Date Extension Request or Basic Term Extension Request, the Lessee shall be permitted to replace any Non-Consenting Participant with (i) in the case of a replacement Lender, another commercial bank, financial institution or "accredited investor" (as defined in Regulation D of the SEC) specified by the Lessee, which replacement entity shall (A) in the case of a replacement Liquidity Bank, have a rating no lower than A-1 from S&P and P-1 from Moody's, and (B) in the case of a replacement Note Purchaser, be an Eligible Note Purchaser (each, a "*Replacement Lender*") or (ii) in the case of a replacement Lessor, any other Person (a "*Replacement Lessor*" and, together with the Replacement Lenders, "*Replacement Participants*"), with each such replacement to be effective as of the Original Maturity Date or the Original Date, as applicable (in the case of a Replacement Lender), or as of the Original Date (in the case of a Replacement Lessor); *provided, however*, that (i) such replacement does not conflict with any Applicable Law, (ii) the Replacement Participant shall purchase from the applicable Non-Consenting Participant (A) at par, all (x) Loans and Liquidity Loans or (y) Lessor Amounts (as applicable) of such Non-Consenting Participant, (B) all accrued interest on the Loans and Liquidity Loans of such Non-Consenting Lender or all accrued Yield on the Lessor Amounts of such Non-Consenting Participant, as applicable, and (C) all other amounts owing to such Non-Consenting Participant, in each case to the Original Date, (iii) without limiting any other obligation of the Lessee under *Article XIII*, the Lessee shall indemnify such Non-Consenting Participant under *Article XIII* if any Loan, Liquidity Loan or Lessor Amount owing to such Non-Consenting Participant shall be prepaid (or purchased) other than on a Rent Payment Date, (iv) such replacement shall be made in accordance with the provisions of *Article XII*, including the receipt of any consents required pursuant thereto (*provided*, that the Lessee or the relevant Replacement Participant shall be obligated to pay all costs and expenses of the Non-Consenting Participant and the Administrative Agent arising in connection with such assignment), and (v) such Replacement Participant shall have agreed to be subject to all of the terms and conditions of the applicable Operative Documents (including the extension of the Maturity Date and Scheduled Basic Term Termination Date, as applicable, contemplated by the applicable Maturity Date Extension Request or Basic Term Extension Request).

(b)  Under no event or circumstance may any entity which does not comply, in the sole determination of the Conduit Agent, with each requirement for a Liquidity Bank (or "*Purchaser*", as defined in the Asset Purchase Agreement) under the Liquidity Documents be permitted to replace or refinance any Liquidity Bank.

SECTION 11.4  *Election to Refinance Loans.*  The Lessee may elect to refinance, or cause one of its Subsidiaries to refinance (the Lessee or any such Subsidiary, a "*Refinancing Lender*"), all or a portion of the outstanding Notes held by the Note Purchaser by entering into a loan agreement with the Lessor pursuant to which the Refinancing Lender will make new loans ("*Refinancing Loans*") to the Lessor on the Original Maturity Date, the proceeds of which will be used to repay on the Original Maturity Date, all or a portion of the Notes (such Notes or portion thereof, the "*Refinanced Notes*"); *provided, however*, that (a) the Lessee shall not be permitted to refinance (or cause a Subsidiary of the Lessee to refinance) less than all of the outstanding Notes unless the aggregate principal amount of the Notes that are not refinanced by the Refinancing Lender (the "*Purchased Notes*") have an aggregate principal amount of not more than 11.8686% of the Property Cost (the "*Maximum Non-Refinanced Amount*"), (b) any Purchased Notes shall be assigned in full to the Specified Liquidity Bank (and the Specified Liquidity Bank hereby agrees, for the benefit of the Lessee, that it shall purchase such Purchased Notes from the Note Purchaser in the event that a Refinancing Lender refinances Notes in accordance with this Section) on the Original Maturity Date, (c) all outstanding Notes shall be repaid in full on the Original Maturity Date, and the Note Purchaser shall receive, on the Original Maturity Date, all accrued interest on the Notes and all other amounts then due and payable to the Note Purchaser under the Operative Documents, (d) the Refinancing Loans shall mature on the Scheduled Basic Term Termination Date then in effect, (e) the Purchased Notes (if any) shall be entitled to receive payments of accrued interest thereon and, at any time that the principal thereof shall become due, principal thereon, prior to the payment of any interest of or principal on the Refinancing Loans, and the Lessee shall agree to amend this Participation Agreement as reasonably requested by the Specified Liquidity Bank to give effect to such subordination in right of payment and (f) the Lessee shall pay on demand all reasonable costs and expenses (including reasonable attorneys' fees and expenses) incurred by the Administrative Agent, the Conduit Agent, the Program Administrator or any Participant in connection with the refinancing of the Refinanced Notes, the purchase of the Purchased Notes by the Specified Liquidity Bank and the negotiation, execution and delivery of any amendments to the Operative Documents in connection therewith. In furtherance of the foregoing, each of the Administrative Agent and each Participant agrees that it shall, at the sole cost and expense of the Lessee, reasonably cooperate with the Lessee to amend the Operative Documents to (i) modify the interest rate applicable to the Refinancing Loans (and make corresponding changes to the calculation of Basic Rent payable under the Lease), (ii) give effect to the subordination of the Refinancing Loans described in the preceding sentence (if applicable) and (iii) make such other changes to the Operative Documents as may be reasonably requested by the Lessee in connection with the refinancing of the Notes described herein; *provided, however*, that no such amendment or other modification shall adversely affect the economic assumptions, rights or obligations of the Administrative Agent or any Participant in any respect.

SECTION 11.5 *Replacement of Note Purchaser.* Upon not less than ten (10) days' prior notice, the Lessee shall be permitted to replace the Note Purchaser with an Eligible Note Purchaser selected by the Lessee (a "*Replacement Note Purchaser*"), with such replacement to be effective as of the date specified by the Lessee in its notice to the Note Purchaser (such date, the "*Replacement Date*"), if any of the following events shall have occurred: (a) the Note Purchaser shall fail to consent to an amendment, waiver or other modification to any Operative Document which amendment, waiver or other modification shall have been consented to by the Required Lenders or Required Participants (as applicable) required to consent thereto pursuant to *clause (b)* of the definition of "Required Lenders" or *clause (b)* of the definition of "Required Participants"; (b) the Note Purchaser breaches any of its covenants contained in any Operative Document (including without limitation its Commitment to fund under its Notes upon the satisfaction of all conditions thereto); or (c) the Note Purchaser is downgraded below A-1 by S&P or below P-1 by Moody's or any other event occurs that results in a required funding by the Liquidity Banks pursuant to the Asset Purchase Agreement; *provided, however*, that (i) such replacement does not conflict with any Applicable Law, (ii) the Replacement Note Purchaser shall purchase from the Note Purchaser (A) at par, all Notes of the Note Purchaser, and (B) all accrued interest on the Notes of the Note Purchaser, (iii) the Note Purchaser shall receive payment of all amounts owing to the Note Purchaser under the Operative Documents to the Replacement Date, (iv) without limiting any other obligation of the Lessee under *Article XIII*, the Lessee shall indemnify the Note Purchaser under *Article XIII* if the prepayment or purchase exceeds the aggregate Face Value of Commercial Paper maturing on the date of prepayment or purchase, (v) such replacement shall be made in accordance with the provisions of *Article XII*, including the receipt of any consents (other than consent by the Note Purchaser) required pursuant thereto (*provided*, that, in the case of a replacement of the Note Purchaser pursuant to *clause (a)* above, the Lessee or the Replacement Note Purchaser shall be obligated to pay all costs and expenses of the Note Purchaser and the Administrative Agent arising in connection with such assignment) and (vi) the Replacement Note Purchaser shall have agreed to be subject to all of the terms and conditions of the applicable Operative Documents (including, if such replacement of the Note Purchaser is being made in connection with an event of the type described in *clause (a)* above, the terms and conditions of the amendment, waiver or other modification requested by the Lessee).

# ARTICLE XII

## TRANSFERS OF PARTICIPANTS' INTERESTS

SECTION 12.1  *Assignments by Participants.*

(a)  *Assignments by Liquidity Banks.*   Each Liquidity Bank may, with the prior written consent of the Lessee, the Administrative Agent and the Lessor (which consents shall not be unreasonably withheld, *provided, however*, that (i) the consent of the Lessee shall not be required if a CAA Default or Lease Default shall have occurred and be continuing and (ii) no such consents shall be required in the case of an assignment by a Liquidity Bank to a Note Purchaser, another Liquidity Bank or an Affiliate of a Liquidity Bank), assign all or a portion of its rights and obligations hereunder to one or more commercial banks, financial institutions or "accredited investors" (as defined in Regulation D of the SEC) having ratings not lower than A-1 (by S&P) and P-1 (by Moody's); *provided*, that (i) each such assignment shall be of a constant, not varying, percentage of all of the assigning Liquidity Bank's rights and obligations under the Operative Documents; and (ii) any such assignment (other than an assignment to the Note Purchaser) shall be in a minimum aggregate amount of $5,000,000 of the assigning Liquidity Bank's Commitment (or the balance of such Commitment, if less). The Administrative Agent agrees that upon notice of any such assignment and surrender of the appropriate Note or Notes, it will promptly provide to the assigning Lender and to the assignee separate promissory notes in the amount of their respective interests substantially in the form of the original Note (but with notation thereon that it is given in substitution for and replacement of the original Note or any replacement notes thereof).

(b)  *Assignments by Lessor.*   The Lessor may, with the prior written consent of the Lessee and the Administrative Agent (which consents shall not be unreasonably withheld; *provided, however*, that the consent of the Lessee shall not be required if any CAA Default or Lease Default shall have occurred and be continuing) assign all of its rights and obligations hereunder to any other Person pursuant to an assignment agreement in form and substance reasonably satisfactory to the Lessee and the Administrative Agent (*provided*, that Lessee's approval shall not be required if a CAA Default or Lease Default shall have occurred and be continuing), which assignment agreement shall, in the case of any assignment of less than all outstanding Lessor Amounts, include such agency provisions as the original Lessor may deem necessary or appropriate. The Lessor shall make such filings and give such notices as shall be necessary to evidence such assignment in all public offices where filings have been made under the Operative Documents, and the Lessee and the Administrative Agent shall cooperate with the Lessor in effecting such filings and notices. In connection with any assignment pursuant to this *Section 12.1(b)*, the Lessee and the Administrative Agent will, promptly upon the request of the Lessor, execute and deliver an acknowledgment of such assignment and the succession of the transferee to all rights and obligations of the transferor Lessor under the Operative Documents in such form as the transferee may reasonably request in connection with an assignment pursuant to this *Section 12.1(b)*.

(c)  *Effectiveness of Assignments.*   Upon (i) the delivery to the Lessee, the Lessor and the Administrative Agent of an assignment agreement in accordance with this *Section 12.1*, (ii) the receipt of any applicable consents required hereunder in connection therewith and (iii) in the case of any assignment by a Lender, the payment by the assignor or assignee Participant to the Administrative Agent for its own account of a transfer fee of $5,000, then, from and after the effective date specified in such Assignment Agreement, the assignee thereunder shall be a party hereto and, to the extent of the interest assigned by such Assignment Agreement, have the rights and obligations of a Participant under this Participation Agreement and the other Operative Documents and become a "Note Purchaser," "Liquidity Bank" or "Lessor" (as applicable) for all purposes of the Operative Documents and the assigning Participant shall, to the extent of the interest assigned by such Assignment Agreement release and be released from its rights and obligations under this Participation

Agreement and the other Operative Documents. Under no event or circumstance may any entity which does not comply, in the sole determination of the Conduit Agent, with each requirement for a Liquidity Bank (or Purchaser) under the Liquidity Documents be permitted to replace or refinance any Liquidity Bank.

(d)  *Assignments by the Note Purchaser.*

(i)  Provided the same does not require registration of the Notes under the Securities Act, the Note Purchaser may, without restriction or formality of any kind: (i) transfer all or part of its rights, obligations and interest in, to and under the Notes and the Operative Documents to the Lessor or any Liquidity Bank (and may grant participations therein to any bankruptcy-remote commercial paper conduit sponsored by The Bank of Tokyo-Mitsubishi, Ltd.) and grant a security interest therein to the Collateral Agent for its commercial paper program; and (ii) the Conduit Agent may similarly transfer any interest it so receives.

(ii)  In addition to the Note Purchaser's rights set forth in *clause (i)*, the Note Purchaser may, with the prior written consent of the Lessee, the Administrative Agent and the Lessor (which consents shall not be unreasonably withheld, *provided, however*, that the consent of the Lessee shall not be required if a CAA Default or Lease Default shall have occurred and be continuing), assign all or a portion of its rights and obligations hereunder to one or more Eligible Note Purchasers; *provided*, that (i) each such assignment shall be of a constant, not varying, percentage of all of the assigning Note Purchaser's rights and obligations under the Operative Documents; and (ii) any such assignment shall be in a minimum aggregate amount of $50,000,000 of the assigning Note Purchaser's Commitment (or the balance of such Commitment, if less). The Lessor agrees that upon notice of any such assignment and surrender of the appropriate Note or Notes, it will promptly provide to the assigning Note Purchaser and to the assignee separate promissory notes in the amount of their respective interests substantially in the form of the original Note (but with notation thereon that it is given in substitution for and replacement of the original Note or any replacement notes thereof).

SECTION 12.2  *Participations.*  Any Participant may, at any time, sell to one or more financial institutions (each, a "*Sub-Participant*") participating interests in all or a portion of its rights and obligations under the Operative Documents, its Loans or its Lessor Amounts; *provided, however*, that (a) no participation contemplated in this *Section 12.2* shall relieve the applicable Participant from any of its obligations hereunder or under the other Operative Documents; (b) the Participant shall remain solely responsible for the performance of its obligations hereunder and under the other Operative Documents; (c) the Obligors and the other parties hereto shall continue to deal solely and directly with the Participant in connection with their respective obligations hereunder and under the other Operative Documents; (d) no Sub-Participant (unless such Sub-Participant is also a Participant) shall be entitled to require the Participant to take or refrain from taking any action hereunder or under the other Operative Documents, except that such Participant may agree with any Sub-Participant that such Participant will not, without the Sub-Participant's consent, take any actions of the type described in *Section 16.5(b)* or agree to any amendment, waiver or modification that would (A) reduce the principal amount of any Loan or the amount of any Lessor Amount participated in by such Sub-Participant, or reduce the interest rate or Yield Rate applicable to or fees payable in respect of, any such Loan or Lessor Amount or (B) extend the Maturity Date or the Scheduled Basic Lease Term Termination Date; and (e) the Lessee shall not be required to pay any amount under this Participation Agreement that is greater than the amount which it would have been required to pay had no participating interest been sold.

SECTION 12.3  *Pledge Under Regulation A.*  Anything in this *Article XII* to the contrary notwithstanding, each Participant may without the consent of the Lessee or any other Person assign and pledge all or any portion of its Notes or Lessor Amounts, as applicable, held by it to any Federal Reserve Bank or to the United States Treasury as collateral security pursuant to Regulation A of the Board of

Governors of the Federal Reserve System and any operating circular issued by the Federal Reserve System and/or the Federal Reserve Bank or otherwise.

SECTION 12.4 *Acknowledgment of Assignment of Lease, Rent and CAA.* Each Obligor hereby acknowledges that the right of the Lessor to receive Rent and certain other rights under the Lease and Construction Agency Agreement (other than the right to receive certain Excepted Payments) will be transferred by the Lessor to the Lenders pursuant to the Assignment of Lease, Rent and CAA; *provided, however*, that all Basic Rent and Supplemental Rent (other than Fees and Supplemental Rent in respect of Fees and Contingent Payments) shall be paid to the Administrative Agent for distribution as set forth in *Article VII*.


ARTICLE XIII

INDEMNIFICATION


SECTION 13.1 *General Indemnification.*

(a) *Construction Period.*

(i) During the Construction Period, the Lessee shall, whether or not any of the transactions contemplated hereby shall be consummated, assume liability for, and indemnify, protect, defend, save and keep harmless the Lessor, its successors, permitted assigns and permitted transferees, on an After Tax Basis, from and against any and all Claims that may be imposed on, incurred by or asserted against the Lessor (whether because of action or omission by the Lessor or otherwise), whether or not the Lessor shall also be indemnified as to any such Claim by any other Person and whether or not such Claim arises or accrues prior to the Documentation Date or after the Expiration Date, in any way relating to or arising out of any of the circumstances described in *clauses (i)* through *(ix)* of *Section 13.1(b)* below, where such Claims arise or result from a Full Recourse Event. The Lessee and Construction Agent acknowledge and agree for the benefit of the Participants and the Administrative Agent in this connection that (i) the Property is in the control and possession of the Construction Agent during the Construction Period therefor, (ii) the Construction Agent is responsible as Construction Agent for the acts and omissions of its subcontractors and agents and (iii) the Construction Agent has agreed to maintain the Property for which it is Construction Agent free from injury or mishap to third persons; *provided, however*, that the foregoing shall not limit or otherwise affect any rights any Lessee or Construction Agent may have against third parties.

(ii) During the Construction Period, the Lessor shall (subject to *Section 16.10*), pay and assume liability for, and indemnify, protect, defend, save and keep harmless the Administrative Agent, the Note Purchaser and each Liquidity Bank on an After Tax Basis, from and against all Claims that may be imposed on, incurred by or asserted against the Administrative Agent, the Note Purchaser or such Liquidity Bank (whether because of action or omission by the Administrative Agent, the Note Purchaser or such Liquidity Bank or otherwise) during the Construction Period in any way relating to or arising out of any of the circumstances described in *clauses (i) through (ix)* of *Section 13.1(b)* below.

(b) *Basic Lease Term.* During the Basic Lease Term, the Lessee shall assume liability for, and indemnify, protect, defend, save and keep harmless each Indemnitee, on an After Tax Basis, from and against, any and all Claims arising during the Basic Lease Term or thereafter that may be imposed on, incurred by or asserted against such Indemnitee (whether because of action or omission by such Indemnitee or otherwise), whether or not such Indemnitee shall also be indemnified as to any such

Claim by any other Person, in any way relating to or arising in whole or in part out of (or alleged to in any way relate to or arise in whole or in part out of):

(i) any agreement for the purchase or ground lease of the Land (including the Ground Lease), or the assignment to the Lessor of any such purchase agreement or ground lease, any other document, instrument or agreement relating thereto or any of the transactions contemplated by any of the foregoing;

(ii) any of the Operative Documents or any of the transactions contemplated thereby, and any amendment, modification or waiver in respect thereof;

(iii) the Property or any part thereof or interest therein;

(iv) the purchase, design, construction, preparation, installation, inspection, delivery, nondelivery, acceptance, rejection, ownership, management, possession, operation, rental, lease, sublease, repossession, maintenance, repair, alteration, modification, addition or substitution, storage, transfer of title, redelivery, use, financing, refinancing, disposition, operation, condition, sale (including, without limitation, any sale pursuant to *Section 16.2(c) or 16.2(e)* of the Lease or any sale pursuant to *Article XV, XVIII or XX* of the Lease or *Article V* or *Article VI* of the Construction Agency Agreement), return or other disposition of all or any part or any interest in the Property or the imposition of any Lien (or incurring of any liability to refund or pay over any amount as a result of any Lien) thereon, including, without limitation: (A) Claims or penalties arising from any violation of law or in tort (on the basis of strict liability or otherwise), (B) latent or other defects, whether or not discoverable, (C) any Claim based upon a violation or alleged violation of the terms of any restriction, easement, condition or covenant or other matter affecting title to any of the Property, (D) the making of any Modifications in violation of any standards imposed by any insurance policies required to be maintained by the Lessee pursuant to the Lease which are in effect at any time with respect to the Property or any part thereof, (E) any Claim for patent, trademark or copyright infringement, and (F) Claims arising from any public improvements with respect to the Property resulting in any change or special assessments being levied against the Property or any plans to widen, modify or realign any street or highway adjacent to the Property, or any Claim for utility "tap-in" fees;

(v) the breach or alleged breach by the Lessee or the Construction Agent of any covenant, representation or warranty made by it in any Operative Document or any certificate required to be delivered by any Operative Document;

(vi) the retaining or employment of any broker, finder or financial advisor by the Lessee to act on its behalf in connection with this Participation Agreement or any other Operative Document or pursuant to the acquisition of the Property or any part thereof pursuant to this Participation Agreement;

(vii) the existence of any Lien on or with respect to the Property, the Improvements, any Basic Rent or Supplemental Rent, title thereto, or any interest therein including any Liens which arise out of the possession, use, occupancy, construction, repair or rebuilding of the Property or by reason of labor or materials furnished or claimed to have been furnished to the Lessee or the Construction Agent, or any of their respective contractors or agents or by reason of the financing of any personalty or equipment purchased or leased by the Lessee or the Construction Agent or Modifications constructed by the Lessee or the Construction Agent, except Lessor Liens and Liens in favor of the Lessor and/or the Participants;

(viii) the transactions contemplated by the Lease or by any other Operative Document, in respect of the application of Parts 4 and 5 of Subtitle B of Title I of ERISA and any prohibited transaction described in Section 4975(c) of the Code; or

(ix) any indemnification claim made against any Liquidity Bank under the Liquidity Documents.

(c) *Exclusions from General Indemnity.* Notwithstanding the provisions of *clauses (a)* and *(b)* of this *Section 13.1*, the Lessee shall not be required to indemnify any Indemnitee under this *Section 13.1* for any of the following: (i) any Claim to the extent resulting from the willful misconduct or gross negligence of such Indemnitee (it being understood that the Lessee shall be required to indemnify an Indemnitee even if the ordinary (but not gross) negligence of such Indemnitee caused or contributed to such Claim), (ii) any Claim resulting from Lessor Liens that the applicable Indemnitee is responsible for discharging under the Operative Documents, (iii) any Claim to the extent attributable to such Indemnitee's breach of any of its covenants under the Operative Documents, (iv) any Claim to the extent attributable to acts, circumstances or events occurring or existing solely after (1) the Expiration Date and (2) the return or remarketing of the Property in full compliance with all of the requirements of the Operative Documents, so long as no CAA Default, CAA Event of Default, Acceleration Event, Unwind Event or Lease Event of Default has occurred and is continuing, and (v) any Claim arising from a breach by such Indemnitee of any agreement entered into in connection with the assignment or participation of any Loan or Lessor Amount. It is expressly understood and agreed that the indemnity provided for herein shall survive the expiration or termination of and shall be separate and independent from any remedy under the Lease or any other Operative Document.

(d) *No Guaranty of Residual Value.* Without limiting the express rights of the Indemnitees under this *Section 13.1*, this *Section 13.1* shall be construed as an indemnity only and not a guaranty of the residual value of the Property or as a guarantee of the Loans or Lessor Amounts.

SECTION 13.2 *End of Term Indemnity.*

(a) If the Lessee elects the Remarketing Option and there would, after giving effect to the proposed remarketing transactions, be a Shortfall Amount, then prior to the Expiration Date and as a condition to the Lessee's right to complete the remarketing of the Property pursuant to *Section 20.1* of the Lease, the Lessee shall cause to be delivered to the Lessor at least thirty (30) days prior to the Expiration Date, at the Lessee's sole cost and expense, a report from the Appraiser in form and substance satisfactory to the Lessor (the "*End of the Term Report*") which shall state the Appraiser's conclusions as to the reason for any decline in the Fair Market Sales Value of the Property from that set forth in the Appraisal delivered on the Closing Date.

(b) If the Lessee elects the Remarketing Option, then on or prior to the Expiration Date, the Lessee shall pay to the Lessor, for distribution in accordance with *Section 7.4*, an amount (not to exceed the Shortfall Amount) equal to the portion of the Shortfall Amount that the End of the Term Report demonstrates was the result of a decline in the Fair Market Sales Value of the Property due to:

(i) extraordinary use, failure to use, use contrary to the limitations imposed by the Lease or the intended purposes as contemplated by the Appraisal of the Property delivered in connection with the Closing Date; or any failure to maintain, to repair, to restore, to rebuild or to replace the Property as required under the Lease; or any failure of the Property to be in compliance with all Applicable Laws, or

(ii) any change to the Plans and Specifications made after the Closing Date, or any Modification made to, or any rebuilding of, the Property or any part thereof by the Lessee or the Construction Agent or any Sublessee, whether or not permitted pursuant to the Operating Documents, or

(iii) the existence of any Hazardous Activity, Hazardous Materials or Environmental Violations, the indemnity for which shall not exceed the cost of the remediation thereof, or

(iv) any grant, release, dedication, transfer, annexation or amendment made pursuant to *Section 12.2* of the Lease or *Section 2.9* of the Construction Agency Agreement, or

(v) any restoration or rebuilding carried out by the Lessee or Construction Agent or any sublessee; or the removal of Modifications or fixtures pursuant to the last paragraph of *Section 10.1 and Section 11.4*, respectively, of the Lease and the Construction Agency Agreement, or

(vi) any Condemnation of any portion of the Property, or

(vii) the failure of the Lessor to have good and marketable title to the Property free and clear of all Liens (other than Permitted Property Liens of the type described in *clauses (a)*, (b), (g), or (h) of the definition thereof), or

(viii) the existence of any sublease relating to the Property.

(c)  In addition to the foregoing and not in limitation of the other provisions hereof, including the provisions of this *Article XIII*, in the event that all of the structural Modifications, restoration and rebuilding of the Property, if any, pursuant to *Section 10.1 and 14.1* (as the case may be) of the Lease shall not have been completed in accordance with the provisions of such Section(s) prior to the Expiration Date, then the report from the Appraiser shall state the Appraiser's opinion as to the amount determined by subtracting the Fair Market Sales Value of the Property given the state and condition of non-completion of such structural Modifications, restoration and rebuilding of the Property; and giving effect to scheduled and funded construction to the Expiration Date from the Appraiser's determination of the Fair Market Sales Value of the Property as if such structural Modifications, restoration and rebuilding had been completed (such difference in amount being referred to herein as the "*Property Completion Differential*"), and the Lessee shall on the Expiration Date pay to the Lessor the amount of the Property Completion Differential for the Property; *provided, however*, that the foregoing shall in no event exceed the Shortfall Amount.

SECTION 13.3  *Environmental Indemnity.*  Without limitation of the other provisions of this *Article XIII*, the Lessee hereby agrees (at all times, including without limitation, whether or not the Basic Lease Term shall have commenced) to indemnify, hold harmless and defend each Indemnitee from and against any and all Claims (including, without limitation, third party claims for personal injury or real or personal property damage), losses (including, but not limited to, to the extent the Property Cost has not been fully paid, any loss of value of the Property related thereto), damages, liabilities, fines, penalties, charges, administrative and judicial proceedings (including informal proceedings) and orders, judgments, remedial action, requirements, enforcement actions of any kind, and all reasonable and documented costs and expenses incurred in connection therewith (including, but not limited to, reasonable and documented attorneys' and/or paralegals' fees and expenses), including, but not limited to, all costs incurred in connection with any investigation or monitoring of site conditions or any clean-up, remedial, removal or restoration work by any federal, state or local government agency, in any way relating to or arising in whole or in part, out of (or alleged to in any way relate to or arise in whole or in part out of):

(a) the presence on or under any of the Property of any Hazardous Materials, or any releases or discharges of any Hazardous Materials on, under, from or onto any of the Property;

(b) any activity, including, without limitation, construction, carried on or undertaken on or off any of the Property, and whether by the Lessee or any predecessor in title or any employees, agents, contractors or subcontractors of the Lessee or any predecessor in title, or any other Persons (including such Indemnitee), in connection with the handling, treatment, removal, storage, decontamination, clean-up, transport or disposal of any Hazardous Materials that at any time are located or present on or under or that at any time migrate, flow, percolate, diffuse or in any way move onto or under any of the Property;

51

(c) loss of or damage to any property or the environment (including, without limitation, clean-up costs, response costs, remediation and removal costs, costs of corrective action, costs of financial assurance, fines and penalties and natural resource damages), or death or injury to any Person, and all expenses associated with the protection of wildlife, aquatic species, vegetation, flora and fauna, and any mitigative action required by or under Environmental Laws arising from the Property or related thereto;

(d) any Claim concerning lack of compliance with Environmental Laws at the Property, or any act or omission causing an Environmental Violation that requires remediation or would allow any Governmental Authority to record a Lien on the land records of the Property; or

(e) any residual contamination on or under any of the Land, or affecting any natural resources, and to any contamination of any property or natural resources arising in connection with the generation, use, handling, storage, transport or disposal of any such Hazardous Materials on or relating to the Land, and irrespective of whether any of such activities were or will be undertaken in accordance with applicable laws, regulations, codes and ordinances,

*provided, however*, that the Lessee shall not be required to indemnify any Indemnitee under this *Section 13.3* for (i) any Claim to the extent resulting from the willful misconduct or gross negligence of such Indemnitee (it being understood that the Lessee shall be required to indemnify an Indemnitee even if the ordinary (but not gross) negligence of such Indemnitee caused or contributed to such Claim) or (ii) any Claim to the extent attributable solely to acts, circumstances or events occurring after (1) the expiration of the Basic Lease Term and (2) the return or remarketing of the Property in full compliance with the provisions of the Operative Documents, so long as no CAA Default, CAA Event of Default, Unwind Event, Acceleration Event, Lease Default or Lease Event of Default has occurred. It is expressly understood and agreed that the indemnity provided for herein shall survive the expiration or termination of and shall be separate and independent from any remedy under the Lease or any other Operative Document.

SECTION 13.4 *Proceedings in Respect of Claims.* With respect to any amount that the Lessee is requested by an Indemnitee to pay by reason of *Section 13.1* or *13.3*, such Indemnitee shall, if so requested by the Lessee and prior to any payment, submit such additional information to the Lessee as the Lessee may reasonably request and which is in the possession of such Indemnitee to substantiate properly the requested payment.

In case any action, suit or proceeding shall be brought against any Indemnitee, such Indemnitee shall notify the Lessee of the commencement thereof, (but the failure to effect such notification shall not affect any debt, duty or obligation of Lessee hereunder except to the extent that the Lessee has been effectively precluded from contesting such action, suit or proceeding as a result of such failure), and the Lessee shall be entitled, at the Lessee's expense, to participate in, and, to the extent that the Lessee desires to, assume and control the defense thereof; *provided, however*, that the Lessee shall have acknowledged in writing its obligation to fully indemnify such Indemnitee in respect of such action, suit or proceeding, and, the Lessee shall keep such Indemnitee fully apprised of the status of such action, suit or proceeding and shall provide such Indemnitee with all material information with respect to such action, suit or proceeding as such Indemnitee shall reasonably request, and *provided*, further, that the Lessee shall not be entitled to assume and control the defense of any such action, suit or proceeding if and to the extent that (i) in the reasonable opinion of such Indemnitee (A) such action, suit or proceeding involves any risk of imposition of criminal liability or will involve a material risk of the sale, forfeiture or loss of, or the creation of any Lien (other than a Permitted Property Lien of the type described in *clause (a), (b)* or *(h)* of the definition thereof) on the Property or any part thereof or (B) the control of such action, suit or proceeding would involve an actual or potential conflict of interest, (ii) such proceeding involves Claims not fully indemnified by the Lessee which the Lessee and the Indemnitee have been unable to sever from the indemnified claim(s), or (iii) any CAA Event of Default, Unwind Event or Lease Event of Default has occurred and is continuing.

The Indemnitee may participate in a reasonable manner at its own expense and with its own counsel in any proceeding conducted by the Lessee in accordance with the foregoing; the fees and expenses of any such counsel shall be for the applicable Indemnitee's account except to the extent that representation of such Indemnitee and of the Lessee by the same counsel is inappropriate due to actual or potential conflicts of interest between them. The Lessee shall not enter into any settlement or other compromise with respect to any Claim which is entitled to be indemnified under *Section 13.1 or 13.3* without the prior written consent of the Indemnitee, which consent shall not be unreasonably withheld in the case of a money settlement not involving an admission of liability of such Indemnitee.

Each Indemnitee shall at the expense of the Lessee supply the Lessee with such information and documents reasonably requested by the Lessee as are necessary or advisable for the Lessee to participate in any action, suit or proceeding to the extent permitted by *Section 13.1* or *13.3*. Unless a CAA Default, CAA Event of Default, Unwind Event, Acceleration Event, Lease Default or Lease Event of Default shall have occurred and be continuing, no Indemnitee shall enter into any settlement or other compromise with respect to any Claim that is entitled to be indemnified under *Section 13.1* or *13.3* without the prior written consent of the Lessee, which consent shall not be unreasonably withheld, unless such Indemnitee waives its right to be indemnified under *Section 13.1* or *13.3* with respect to such Claim.

Upon payment in full of any Claim by the Lessee pursuant to *Section 13.1 or 13.3* to or on behalf of an Indemnitee, the Lessee, without any further action, shall be subrogated to any and all claims that such Indemnitee may have relating thereto (other than claims in respect of insurance policies maintained by such Indemnitee at its own expense), and, at the Lessee's sole cost and expense, such Indemnitee shall execute such instruments of assignment and conveyance, and evidence of claims and payment as may reasonably be necessary to preserve any such subrogation claims.

Any amount payable to an Indemnitee pursuant to *Section 13.1 or 13.3* shall be paid to such Indemnitee promptly upon receipt of a written demand therefor from such Indemnitee, accompanied by a written statement describing in reasonable detail the basis for such indemnity and the computation of the amount so payable.

SECTION 13.5 *General Tax Indemnity.*

(a) *Indemnification.* The Lessee shall pay and assume liability for, and does hereby agree to indemnify, protect and defend the Property and all Tax Indemnitees, and hold them harmless against, all Impositions on an After Tax Basis. The determination of all Impositions to be paid or indemnified against by the Lessee on an After Tax Basis shall be made (in good faith) by the Tax Indemnitee. Such determination shall state with reasonable clarity and detail the basis for such determination and shall, absent manifest error, be final and conclusive and binding on the Lessee.

(b) *Contests.* If any claim shall be made against any Tax Indemnitee or if any proceeding shall be commenced against any Tax Indemnitee (including a written notice of such proceeding) for any Imposition as to which the Lessee may have an indemnity obligation pursuant to this *Section 13.5*, or if any Tax Indemnitee shall determine that any Imposition to which the Lessee may have an indemnity obligation pursuant to this *Section 13.5* may be payable, such Tax Indemnitee shall within thirty (30) days notify the Lessee in writing (*provided*, that failure to so notify the Lessee within thirty (30) days shall not alter such Tax Indemnitee's rights under this *Section 13.5* except to the extent such failure precludes the ability to conduct a contest of any Impositions) and shall not take any action with respect to such claim, proceeding or Imposition without the written consent of the Lessee (such consent not to be unreasonably withheld or unreasonably delayed) for thirty (30) days after the receipt of such notice by the Lessee; *provided, however*, that in the case of any such claim or proceeding, if such Tax Indemnitee shall be required by Applicable Law to take action prior to the end of such thirty (30) day period, such Tax Indemnitee shall in such notice to the Lessee, so inform the Lessee, and such Tax Indemnitee shall not take any action with respect to such claim, proceeding or Imposition without the consent of the Lessee (such consent not to be unreasonably withheld or unreasonably delayed) for ten (10) days after the receipt of such notice by the Lessee unless such Tax Indemnitee shall be required by Applicable Law or regulation to take action prior to the end of such ten (10) day period, *provided*, further, however, that the failure of the Tax Indemnitee to give notice referred to in this sentence shall not diminish Lessee's obligations hereunder except to the extent that such failure precludes Lessee from contesting such claim.

The Lessee shall be entitled for a period of thirty (30) days from receipt of such notice from such Tax Indemnitee (or such shorter period as such Tax Indemnitee has notified the Lessee is required by Applicable Law for such Tax Indemnitee to commence such contest) to request in writing that such Tax Indemnitee contest the imposition of such Tax, at the Lessee's sole cost and expense. If (i) such contest can be pursued in the name of the Lessee and independently from any other proceeding involving a Tax liability of such Tax Indemnitee for which the Lessee has not agreed to indemnify such Tax Indemnitee, (ii) such contest must be pursued in the name of such Tax Indemnitee, but can be pursued independently from any other proceeding involving a Tax liability of such Tax Indemnitee for which the Lessee has not agreed to indemnify such Tax Indemnitee or (iii) such Tax Indemnitee so requests, then the Lessee shall be permitted to control the contest of such claim, *provided*, that in the case of a contest described in *clause (ii)*, if such Tax Indemnitee reasonably determines that such contest by the Lessee could have an adverse impact on the business or operations of such Tax Indemnitee, such Tax Indemnitee may elect to control or reassert control of the contest, and *provided*, that by taking control of the contest, the Lessee acknowledges that it is responsible for the Imposition ultimately determined to be due by reason of such claim. In all other claims requested to be contested by the Lessee, such Tax Indemnitee shall control the contest of such claim, acting through counsel reasonably acceptable to the Lessee. In no event shall the Lessee be permitted to contest (or such Tax Indemnitee required to contest) any claim (A) if such Tax Indemnitee provides the Lessee with a legal opinion of counsel reasonably acceptable to the Lessee that such action, suit or proceeding involves a risk of imposition of criminal liability or could involve a material risk of the sale, forfeiture or loss of, or the creation of any Lien (other than a Permitted Property Lien of the type described in *clause (a), (b), (g)* or *(h)* of the definition thereof) on the Property or any part of any thereof unless the Lessee shall have posted and maintained a bond or other security satisfactory to the relevant Tax Indemnitee in respect to such risk, (B) if a CAA Event of Default, Unwind Event or Lease Event of Default has occurred and is continuing unless the Lessee shall have posted and maintained a bond or other security satisfactory to the relevant Tax Indemnitee in its sole discretion in respect of the Taxes subject to such claim and any and all expenses for which the Lessee is responsible hereunder reasonably foreseeable in connection with the contest of such claim, (C) unless the Lessee shall have agreed to pay and shall pay, to such Tax Indemnitee on demand all reasonable out-of-pocket costs, losses and expenses that such Tax Indemnitee may incur in connection with contesting such Imposition including all reasonable legal, accounting and investigatory fees and disbursements, or (D) if such contest shall involve the payment of the Tax prior to the contest, unless the Lessee shall provide to such Tax Indemnitee an interest-free advance in an amount equal to the Imposition that the Tax Indemnitee is required to pay (with no additional net after-tax costs to such Tax Indemnitee). In addition, for Tax Indemnitee controlled contests and claims contested in the name of such Tax Indemnitee in a public forum, no contest shall be required unless: (A) the amount of the potential indemnity (taking into account all similar or logically related claims that have been or could be raised in any audit involving such Tax Indemnitee with respect to any period for which the Lessee may be liable to pay an indemnity under this *Section 13.5(b)*) exceeds $50,000, (B) if requested by such Tax Indemnitee, the Lessee shall have provided to such Tax Indemnitee an opinion of counsel selected by the Lessee (except, in the case of income taxes indemnified hereunder, in which case such opinion shall be an opinion of independent tax counsel selected by such Tax Indemnitee and reasonably acceptable to the Lessee) that a reasonable basis exists to contest such claim (or, in the case of an appeal of an adverse determination, an opinion of such counsel to the effect that there is substantial authority for the position asserted in such appeal) and (C) Lessee shall have acknowledged in writing to the Tax Indemnitee its obligation to pay the costs and expenses thereof and to indemnify such Tax Indemnitee pursuant to this *Section 13.5* for the Taxes subject to the proposed contest, if such contest is unsuccessful. In no event shall a Tax Indemnitee be required to appeal an adverse judicial determination to the United States Supreme Court. In addition, a Tax Indemnitee shall not be required to contest any claim in its name (or that of an Affiliate) if the subject matter thereof shall be of a continuing nature and shall have previously been decided adversely by a court of competent jurisdiction pursuant to the contest provisions of this *Section 13.5(b)*, unless there shall have been a Change in Law and the Tax Indemnitee shall have received, at the Lessee's expense, an opinion of independent tax counsel selected by the Lessee and reasonably acceptable to the Tax Indemnitee stating that, as a result of such Change in Law, it is more likely than not that the Tax Indemnitee will prevail in such contest.

The party conducting the contest shall consult in good faith with the other party and its counsel with respect to the contest of such claim for Taxes, *provided, however*, that the decisions regarding what actions to be taken shall be made by the controlling party in its sole judgement. In addition, the controlling party shall keep the noncontrolling party reasonably informed as to the progress of the contest, and shall provide the noncontrolling party with a copy of (or appropriate excerpts from) any reports or claims issued by the relevant auditing agents or taxing authority to the controlling party thereof, in connection with such claim or the contest thereof.

Each Tax Indemnitee shall, at the Lessee's sole cost and expense, supply the Lessee with such information and documents reasonably requested by the Lessee as are necessary or advisable for the Lessee to participate in any action, suit or proceeding to the extent permitted by this *Section 13.5(b)*; *provided, however*, that such Tax Indemnitee shall not be required to provide to the Lessee copies of (i) any information, documentation or materials that it reasonably deems to be confidential or proprietary or (ii) its tax returns or any other information, documentation or materials in respect of such Tax Indemnitee's financial position. Notwithstanding anything in this *Section 13.5(b)* to the contrary, no Tax Indemnitee shall enter into any settlement or other compromise or fail to appeal an adverse ruling with respect to any claim which is entitled to be indemnified under this *Section 13.5* (and with respect to which contest is required under this *Section 13.5(b)*) without the prior written consent of the Lessee, unless such Tax Indemnitee waives its right to be indemnified under this *Section 13.5* with respect to such claim. No settlement of any contest may be made by the Lessee without the Tax Indemnitee's written consent (which consent shall not be unreasonably withheld).

Notwithstanding anything contained herein to the contrary, a Tax Indemnitee will not be required to contest (and the Lessee shall not be permitted to contest) a claim with respect to the imposition of any Tax if such Tax Indemnitee shall waive its right to indemnification under this *Section 13.5* with respect to such claim (and any claim with respect to such year or any other taxable year the contest of which is materially adversely affected as a result of such waiver).

(c) *Payments.* Any Imposition indemnifiable under this *Section 13.5* shall be paid directly when due to the applicable taxing authority if direct payment is practicable and permitted. If direct payment to the applicable taxing authority is not permitted or is otherwise not made, any amount payable to a Tax Indemnitee pursuant to *Section 13.5* shall be paid within twenty (20) days after receipt of a written demand therefor from such Tax Indemnitee accompanied by a written statement describing in reasonable detail the amount so payable, but in no event shall the Lessee be required to pay such reimbursement prior to fifteen (15) days before the date that the relevant Taxes are due. Any payments made pursuant to this *Section 13.5* shall be made directly to such Tax Indemnitee entitled thereto or the Lessee, as the case may be, in immediately available funds at such bank or to such account as specified by the payee in written directions to the payor, or, if no such direction shall have been given, by check of the payor payable to the order of the payee by certified mail, postage prepaid at its address as set forth in *Schedule II* hereto. Upon the request of any Tax Indemnitee with respect to a Tax that the Lessee is required to pay, the Lessee shall furnish to such Tax Indemnitee the original or a certified copy of a receipt for the Lessee's payment of such Tax or such other evidence of payment as is reasonably acceptable to such Tax Indemnitee.

(d)  *Reports.*  In the case of any report, return or statement required to be filed with respect to any Taxes that are subject to indemnification under this *Section 13.5* and of which the Lessee has knowledge, the Lessee shall promptly notify such Tax Indemnitee of such requirement and, at the Lessee's expense (i) if the Lessee is permitted (unless otherwise requested by such Tax Indemnitee) by Applicable Law, timely file such report, return or statement in its own name or (ii) if such report, return or statement is required to be in the name of or filed by such Tax Indemnitee, advise such Tax Indemnitee of such fact, prepare such return, statement or report for filing by such Tax Indemnitee in such manner as shall be satisfactory to such Tax Indemnitee and send the same to such Tax Indemnitee for filing no later than fifteen (15) days prior to the due date thereof. In any case in which such Tax Indemnitee will file any such report, return or statement, the Lessee shall, upon written request of such Tax Indemnitee, provide such Tax Indemnitee with such information as is reasonably necessary to allow such Tax Indemnitee to timely file such report, return or statement.

(e)  *Tax Ownership.*  Each Tax Indemnitee represents and warrants that, except as required by a Governmental Authority, it will not, prior to the termination of the Lease, claim ownership of (or any tax benefits, including depreciation, with respect to) the Property for any income tax purposes, it being understood that the Lessee is and will remain the owner of the Property for such income tax purposes until the termination of the Lease. The Lessee represents and warrants to each Indemnitee that, for tax purposes, the Lessee will report for the transactions contemplated by the Operative Documents as indebtedness to the Lessee from the Lessor and/or the Note Purchaser maturing on the Maturity Date and bearing interest at the rate specified herein. Without limiting any other indemnification obligation of the Lessee under any of the Operative Documents, the Lessee indemnifies and holds harmless, on an After Tax Basis, the Note Purchaser and the Conduit Agent from any and all loss, cost, expense or damages suffered or incurred by reason of the Notes not constituting indebtedness of the Lessee to the Note Purchaser or the Conduit Agent for purposes of federal income taxation; *provided, however,* that (i) Note Purchaser and the Conduit Agent shall promptly notify Lessee of any claim asserted by any Governmental Authority with respect to the Note Purchaser or the Conduit Agent or any proceeding commenced against the Note Purchaser or the Conduit Agent pursuant to which such Governmental Authority contends that the Notes do not constitute such indebtedness of the Lessee for purposes of federal income taxation, (ii) the Lessee shall have the right to consult with the Note Purchaser or the Conduit Agent with respect to the contest of such claim or proceeding for federal income tax purposes, regardless of the amount, if any, potentially in controversy, *provided, however,* that the Note Purchaser or the Conduit Agent shall retain the right to settle or resolve the claim or proceeding in its exclusive discretion, and (iii) the foregoing indemnification obligation of the Lessee shall be determined on the basis of the excess, if any, of the aggregate loss, cost, expense or damage suffered or incurred by the Note Purchaser or the Conduit Agent if the Notes are not treated as indebtedness of the Lessee for federal income tax purposes (including any costs incurred in contesting such dispute) over the amount of any such aggregate loss, cost, expense or damage (including federal income tax) that would have been suffered or incurred by the Note Purchaser or the Conduit Agent if the Notes were treated as indebtedness of the Lessee, taking into account the actual utilization by the Note Purchaser or the Conduit Agent, as applicable, of any deduction or credits (it being understood that the Note Purchaser and the Conduit Agent are not expected to be able to utilize such deductions or credits).

(f)  *Disclosure.*  The parties agree that, notwithstanding any contrary implication in any of the Operative Documents, any party to this Participation Agreement (and each employee, representative or other agent of such party) may disclose the tax aspects of the transactions contemplated by the Participation Agreement and the structural aspects of these transactions as they relate to such tax aspects without limitation of any kind on such disclosure.

(g)  *Separate Agreement.*  It is expressly understood and agreed that the indemnity provided for in this *Section 13.5* shall survive expiration or termination of, and shall be separate and independent from any remedy under, any Operative Document.

SECTION 13.6  *Indemnity Payments in Addition to Lease Obligations.*  The Lessee acknowledges and agrees that the Lessee's obligations to make indemnity payments under this *Article XIII* are separate from, in addition to, and do not reduce, the Lessee's obligation to pay under the Lease that portion of the Property Cost constituting the Maximum Recourse Amount.

SECTION 13.7  *Illegality.*  If, after the date of this Participation Agreement, the adoption of any Governmental Rule, any change in any Governmental Rule or the application or requirements thereof (whether such change occurs in accordance with the terms of such Governmental Rule as enacted, as a result of amendment or otherwise), any change in the interpretation or administration of any Governmental Rule by any Governmental Authority, or compliance by any Lender with any request or directive (whether or not having the force of law) of any Governmental Authority (a "*Change of Law*") shall make it unlawful or impossible for the Lessor or any Liquidity Bank to make or maintain any Note, Loan or Lessor Amount, the Lessor or such Liquidity Bank (as the case may be) shall immediately notify the Administrative Agent and the Lessee of such Change of Law. Upon receipt of such notice, (i) the Lessee's right to request the making of, conversion to or a new Basic Rent Period for LIBOR Loans/ Lessor Amounts shall be terminated, and the Lessee shall, at the request of the Lessor or such Liquidity Bank (as the case may be), (A) convert any outstanding LIBOR Loans/Lessor Amounts into Base Rate Loans/Lessor Amounts at the end of the current Basic Rent Period for such LIBOR Loans/Lessor Amounts or (B) immediately convert any such LIBOR Loans/Lessor Amounts if the Lessor or such Liquidity Bank (as the case may be) shall notify the Lessee that it may not lawfully continue to fund and maintain such LIBOR Loans/Lessor Amounts. Any conversion of LIBOR Loans/Lessor Amounts made pursuant to the preceding sentence prior to the last day of the Basic Rent Period for such LIBOR Loans/ Lessor Amounts shall be deemed a prepayment thereof for purposes of *Section 13.10*. After the Lessor or any Liquidity Bank notifies the Administrative Agent and the Lessee of such a Change of Law and until the Lessor or such Liquidity Bank (as the case may be) notifies the Administrative Agent and the Lessee that it is no longer unlawful or impossible for such Person to make or maintain a Note, Loan or Lessor Amount, all Loans or Lessor Amounts, as applicable, of such Person shall be Base Rate Loans/Lessor Amounts.

SECTION 13.8  *Inability to Determine Rates.*  If, on or before the first day of any Basic Rent Period for any Note, Loan or Lessor Amount, (i) the Lessor or any Liquidity Bank shall advise the Administrative Agent that the BBA LIBO Rate for such Basic Rent Period cannot be adequately and reasonably determined due to the unavailability of funds in or other circumstances affecting the London interbank market or (ii) the Lessor or Required Lenders shall advise the Administrative Agent that the rate of interest for such Note, Loan or Lessor Amount does not adequately and fairly reflect the cost to the Lessor or such Liquidity Banks (as the case may be) of making or maintaining such Note, Loan or Lessor Amount, the Administrative Agent shall immediately give notice of such condition to the Lessee, the Lessor and the Liquidity Banks. After the giving of any such notice and until the Administrative Agent shall otherwise notify the Lessee that the circumstances giving rise to such condition no longer exist, the Lessee's right to request the making of, conversion to or a new Basic Rent Period for LIBOR Loans/Lessor Amounts shall be suspended. Any LIBOR Loans/Lessor Amounts outstanding at the commencement of any such suspension shall begin to bear interest or Yield, as applicable, by reference to the Base Rate on the last day of the then current Basic Rent Period, and shall be deemed to be converted at the end of the then current Basic Rent Period for such LIBOR Loans/Lessor Amounts into Base Rate Loans/Lessor Amounts, unless such suspension has then ended.

SECTION 13.9  *Increased Costs.*   If, after the date of this Participation Agreement, any Change of Law:

(i) Shall subject any Affected Party to any tax, duty or other charge with respect to any Note, Loan or Lessor Amount, or shall change the basis of taxation of payments by the Lessee or the Lessor to any Affected Party under any Operative Document (except for changes in the rate of taxation on the overall net income of any Affected Party imposed by its jurisdiction of incorporation or the jurisdiction in which its principal executive office is located); or

(ii) Shall impose, modify or hold applicable any reserve (excluding any Reserve Requirement or other reserve to the extent included in the calculation of the BBA LIBO Rate for any Loans or Lessor Amounts), special deposit or similar requirement against assets held by, deposits or other liabilities in or for the account of, advances or loans by, or any other acquisition of funds by any Affected Party; or

(iii) Shall impose on any Affected Party any other condition;

and the effect of any of the foregoing is to increase the cost to such Affected Party of making, renewing, or maintaining its Commitment, any Note, Loan, Lessor Amount (or any commitment to provide the same, or to provide liquidity or other fundings in respect thereof) or to reduce any amount receivable by such Affected Party hereunder or under any Operative Document; then the Lessee shall from time to time, within five (5) Business Days after demand by such Affected Party, pay to such Affected Party additional amounts sufficient to reimburse such Affected Party for such increased costs or to compensate such Affected Party for such reduced amounts; *provided, however*, that the Lessee shall have no obligation to make any payment to any demanding party under this *Section 13.9* on account of any such increased costs or reduced amounts unless the Lessee receives notice of such increased costs or reduced amounts from the demanding party within six (6) months after they are incurred or realized. A certificate setting forth in reasonable detail the amount of such increased costs or reduced amounts, submitted by such Affected Party to the Lessee shall constitute prima facie evidence of such costs or amounts. The obligations of the Lessee under this *Section 13.9* shall survive the termination of this Participation Agreement and the other Operative Documents and the payment of the Loans, Lessor Amounts and all other amounts payable under the Operative Documents.

SECTION 13.10  *Funding Losses.*   The Lessee agrees that it shall, within five (5) Business Days after demand by any Affected Party, reimburse such Affected Party for and hold such Affected Party harmless (on an After Tax Basis) from all losses, costs and expenses (but excluding any loss of anticipated profit) that such Affected Party may sustain or incur (other than through such Person's own gross negligence or willful misconduct) as a consequence of (a) the Lessee's payment of Rent other than on a Rent Payment Date (except for Rent not due on a Rent Payment Date)) (or, in the case of the Note Purchaser, in a principal amount exceeding the Face Value of Commercial Paper maturing on the date of prepayment) (b) any Advance not being made on the date specified therefor in the applicable Funding Request (other than, if such Affected Party is a Participant, as a result of a breach by such Participant of its obligation under *Section 3.1, 3.2* or *3.3*, as the case may be, to make Advances or Lessor Amounts available to the Construction Agent or to make Loans available to the Lessor), (c) the Lessee's payment of the Property Cost or any portion thereof (including any payment of Maximum Recourse Amount, Construction Recourse Amount or Purchase Price) on any date other than a Rent Payment Date, (d) any conversion of LIBOR Loans/Lessor Amounts in accordance with Section 13.7 or 13.8 on a day other than a Rent Payment Date or (e) Conduit Loans that bear interest at the CP Rate being prepaid on a day other than a Rent Payment Date; *provided, however*, that the Lessee shall have no obligation to make any payment to any demanding party under this *Section 13.10* on account of any such costs or losses unless the Lessee receives notice of such costs or losses from the demanding party within six (6) months after they are incurred or realized. The Lessee understands that such costs and losses may include, without limitation, losses incurred by an Affected Party as a result of funding, hedging and other contracts entered into by such Affected Party to fund a Note, Loan or Lessor Amount, or entered into in connection with obligation under the Liquidity Documents. Each Affected Party demanding payment under this *Section 13.10* shall deliver to the Lessee, with a copy to the Administrative Agent, a certificate setting forth the amount of costs and losses for which demand is made, which certificate shall set forth in reasonable detail the calculation of the amount demanded. Such a certificate so delivered to the Lessee shall constitute prima facie evidence of such costs and losses. This covenant shall survive the termination of this Participation Agreement and the other Operative Documents and the payment of the Loans, Lessor Amounts and all other amounts payable under the Operative Documents.

SECTION 13.11 *Capital Requirements.* If, after the date of this Participation Agreement, any Affected Party determines that (i) any Change of Law affects the amount of capital required or expected to be maintained by such Affected Party or any Person controlling such Lender (a "*Capital Adequacy Requirement*") and (ii) the amount of capital maintained by such Affected Party or such Person that is attributable to or based upon the Loans or Lessor Amounts, the Commitments or this Participation Agreement or any other Operative Document must be increased as a result of such Capital Adequacy Requirement (taking into account such Affected Party's or such Person's policies with respect to capital adequacy), the Lessee shall pay to such Affected Party or such Person, within five (5) Business Days after demand of such Affected Party, such amounts as such Affected Party or such Person shall determine are necessary to compensate such Affected Party or such Person for the increased costs to such Affected Party or such Person of such increased capital; *provided, however*, that the Lessee shall have no obligation to make any payment to any demanding party under this *Section 13.11* on account of any such increased costs unless the Lessee receives notice of such increased costs from the demanding party within six (6) months after they are incurred or realized. A certificate setting forth in reasonable detail the amount of such increased costs, submitted by any Affected Party to the Lessee shall constitute prima facie evidence of such costs. The obligations of the Lessee under this *Section 13.11* shall survive the termination of this Participation Agreement and the other Operative Documents and the payment of the Loans, Lessor Amounts and all other amounts payable under the Operative Documents.

SECTION 13.12 *Mitigation.* Any Liquidity Bank that becomes aware of (i) any Change of Law that will make it unlawful or impossible for such Participant to make or maintain any Note, Loan or Lessor Amount or (ii) any Change of Law or other event or condition that will obligate the Lessee to pay any amount pursuant to *Section 13.9 or Section 13.11* shall notify the Lessee and the Administrative Agent thereof as promptly as practical. If any Liquidity Bank has given notice of any such Change of Law or other event or condition and thereafter becomes aware that such Change of Law or other event or condition has ceased to exist, such Liquidity Bank shall notify the Lessee and the Administrative Agent thereof as promptly as practical. Each Liquidity Bank affected by any Change of Law that makes it unlawful or impossible for such Liquidity Bank to make or maintain any Note, Loan or Lessor Amount or to which the Lessee is obligated to pay any amount pursuant to *Section 13.9 or Section 13.11* shall use reasonable commercial efforts (including changing the jurisdiction of its Applicable Lending Office) to avoid the effect of such Change of Law or to avoid or materially reduce any amounts which the Lessee is obligated to pay pursuant to *Section 13.9 or Section 13.11* if, in the reasonable opinion of such Liquidity Bank, such efforts would not be disadvantageous to such Liquidity Bank or contrary to such Liquidity Bank's normal practices.

SECTION 13.13 *Taxes on Payments.*

(a) *Payments Free of Taxes.*

(i) All payments made by the Lessee under this Participation Agreement and the other Operative Documents shall be made free and clear of, and without deduction or withholding for or on account of, any present or future income (but excluding those Taxes described in *clause (i)* and *(ii)* of the definition of Impositions), excise, stamp, transfer or franchise taxes and other taxes, fees, duties, withholdings or other charges of any nature whatsoever (including interest and penalties) now or hereafter imposed (the "*Withholding Taxes*") by any Governmental Authority or taxing authority domestic or foreign (the "*Taxing Authority*"), whether or not such Withholding Taxes were correctly or legally asserted. If any Withholding Taxes are required to be withheld or deducted from any amounts payable to, or for the benefit of, any Tax Indemnitee or any Affiliate thereof under this Participation Agreement or the other Operative Documents, the amounts so payable to such Tax Indemnitee shall be increased to the extent necessary to yield on an After Tax Basis such amounts payable under this Participation Agreement and the other Operative Documents at the rates or in the amounts specified in this Participation Agreement and the other Operative Documents. Whenever any Withholding Taxes are payable by the Lessee with respect to any payment to or for the account of a particular Tax Indemnitee, as promptly as possible thereafter, the Lessee shall send to such Tax Indemnitee a certified copy of an original official receipt received by the Lessee showing payment thereof. If the Lessee fails to pay any Withholding Taxes when due to the appropriate taxing authority or fails to remit to the Tax Indemnitee required receipts or other required documentary evidence, the Lessee shall indemnify the Tax Indemnitee for any obligations that may become payable by the Tax Indemnitee as a result of any such failure.

(ii) All payments made by the Lessor under this Participation Agreement and the other Operative Documents to any other Tax Indemnitee shall be made net of any deduction or withholding for Withholding Taxes. If any Withholding Taxes are required to be withheld or deducted from any amounts payable by the Lessor to, or for the benefit of, any other Tax Indemnitee under this Participation Agreement or any other Operative Document, then the Lessee shall indemnify and pay such Tax Indemnitee on an After Tax Basis an amount necessary to yield such Tax Indemnitee (after payment of all Withholding Taxes) such amounts payable under this Participation Agreement and the other Operative Documents at the rates or in the amounts specified in this Participation Agreement and the other Operative Documents.

(iii) Moreover, if any Taxes (the "*Indirect Withholding Taxes*") in the nature of Withholding Taxes are directly asserted by any Taxing Authority against any of the Note Purchaser, the Liquidity Banks, or the Conduit Agent with respect to any payment received by such Note Purchaser, the Liquidity Banks, or the Conduit Agent, such Note Purchaser, the Liquidity Banks, or the Conduit Agent may pay such Taxes and the Lessee will pay to the Administrative Agent for the benefit of such Note Purchaser, the Liquidity Banks, or the Conduit Agent, as Supplemental Rent, within fifteen (15) Business Days after receipt of a written demand therefor accompanied by a written statement describing in reasonable detail the amount so payable from such Note Purchaser, the Liquidity Banks, or the Conduit Agent such additional amounts (including any interest, reasonable costs or expenses and any penalties incurred in connection therewith) as are necessary in order that on a fully After Tax Basis the net amount received by such Person after the payment of such Indirect Withholding Taxes (including any Taxes on such additional amount) shall equal the amount such Person would have received had such Indirect Withholding Taxes not been asserted plus interest on such additional amounts at the rate applicable to Loans which are not funded by the issuance of Commercial Paper, calculated (on the basis of actual days elapsed in a year of 360 days) from the date of payment of such Indirect Withholding Taxes by such Note Purchaser, the Liquidity Banks, or the Conduit Agent (as applicable) to the date of payment of such additional amounts by the Lessee. If the Lessee fails to pay any such Indirect Withholding Taxes as and when due to the appropriate Taxing Authority or fails to remit to the Agent for the benefit of the relevant Note Purchaser, the Liquidity Banks, or the Conduit Agent the required receipts or other required documentary evidence, then the Lessee shall indemnify such Note Purchaser, the Liquidity Banks, or the Conduit Agent for any incremental Taxes (whether or not constituting Withholding Taxes), interest, penalties and reasonable expenses that may become payable by such Note Purchaser, the Liquidity Banks, or the Conduit Agent as a result of any such failure.

(iv) The obligations of the Lessee under this *Section 13.13(a)* shall survive the termination of this Participation Agreement and the other Operative Documents and the payment of the Loans, Lessor Amounts and all other amounts payable under the Operative Documents.

(b) *Withholding Exemption Certificates.* On or prior to the date of the initial Advance or, if such date does not occur within thirty (30) days after the date of this Participation Agreement, by the end of such 30-day period, each Participant that is not organized under the laws of the United States of America or a state or political subdivision thereof shall deliver to the Lessee and the Administrative Agent two duly completed copies of United States Internal Revenue Service Form W-8BEN or W-8ECI (or successor applicable form), as the case may be, certifying in each case that such Participant is entitled to receive payments under this Participation Agreement without deduction or withholding or with reduced deduction or withholding of any United States federal income taxes. Each such Participant further agrees (i) promptly to notify the Lessee and the Administrative Agent of any change of circumstances that would prevent such Participant from receiving payments hereunder without any deduction or withholding or with reduced deduction or withholding of such taxes as indicated on the most recent such certificate or other form previously delivered by such Participant and (ii) if such Participant has not so notified the Lessee and the Administrative Agent of any change of circumstances which would prevent such Participant from receiving payments hereunder without any deduction or withholding or with reduced deduction or withholding of taxes as indicated on the most recent such certificate or other form previously delivered by such Participant, then on or before the date that any certificate or other form delivered by such Participant under this *Section 13.13(b)* expires or becomes obsolete or after the occurrence of any event requiring a change in the most recent such certificate or form previously delivered by such Participant, to deliver to the Lessee and the Administrative Agent a new certificate or form, certifying that such Participant is entitled to receive payments under the Operative Documents without deduction or withholding or with reduced deduction or withholding of such taxes. If any Participant fails to provide to the Lessee or the Administrative Agent pursuant to this *Section 13.13(b)* (or, in the case of any Person that becomes a Participant through an assignment by another Participant, pursuant to *Section 12.1*) any certificates or other evidence required by such provision to establish that such Participant is, at the time it becomes a Participant hereunder, entitled to receive payments under the Operative Documents without deduction or withholding or with reduced deduction or withholding of any United States federal income taxes, such Participant shall not be entitled to any indemnification under *Section 13.13(a)* for any withholding taxes to the extent imposed on such Participant primarily as a result of such failure.

(c) *Mitigation.* If the Administrative Agent or any Liquidity Bank claims any additional amounts to be payable to it pursuant to this *Section 13.13*, such Person shall use reasonable commercial efforts to file any certificate or document requested in writing by the Lessee (including copies of Internal Revenue Service Form W-8BEN (or successor forms)) reflecting a reduced rate of withholding or to change the jurisdiction of its Applicable Lending Office if the making of such a filing or such change in the jurisdiction of its Applicable Lending Office would avoid the need for or materially reduce the amount of any such additional amounts which may thereafter accrue and if, in the sole opinion of such Person, in the case of a change in the jurisdiction of its Applicable Lending Office, such change would not be disadvantageous to such Person or otherwise contrary to such Person's normal banking practices.

(d) *Tax Returns.* Nothing contained in this *Section 13.13* shall require the Administrative Agent or any Participant (or any other Person) to make available any of its Tax returns (or any other information relating to its Taxes, which it deems to be confidential).

SECTION 13.14 *Survival.* The obligations of the Lessee under this *Article XIII* shall survive the termination of this Participation Agreement and the other Operative Documents and the payment of the Loans, Lessor Amounts and all other amounts payable under the Operative Documents.

# ARTICLE XIV

## PAYMENT OF CERTAIN EXPENSES

SECTION 14.1  *Payment of Costs and Expenses.*

(a)  The Lessee shall pay, or cause to be paid, from time to time all Transaction Expenses in respect of the Documentation Date, the Closing Date and each Funding Date from the proceeds of Advances or otherwise (it being understood that such Transaction Expenses shall, subject to satisfaction of the applicable conditions set forth in *Sections 6.1 and 6.2*, be paid through the making of Advances).

(b)  The Lessee shall pay or cause to be paid when due the Fees described in *Section 4.6*. In addition, the Lessee shall pay or cause to be paid, on demand, (i) all reasonable out-of-pocket expenses of the Structuring Agent, the Administrative Agent, the Lessor and the Note Purchaser (including reasonable attorneys' fees and legal expenses) incurred in connection with this Participation Agreement and the other Operative Documents, (ii) all costs and expenses (including reasonable attorneys' fees and legal expenses) incurred by the Administrative Agent or any Participant in entering into any future amendments or supplements with respect to any of the Operative Documents, whether or not such amendments or supplements are ultimately entered into, or giving of waivers of consents hereto or thereto, (iii) all costs and expenses (including reasonable attorneys' fees and legal expenses) incurred by the Administrative Agent or any Participant in connection with any purchase of the Property by the Lessee or Construction Agent, respectively, or any other Person in connection with the purchase of the Property by the Lessee or any other Person pursuant to *Articles XVIII and XIX* of the Lease or pursuant to the Construction Agency Agreement and (iv) all costs and expenses (including reasonable attorneys' fees and legal expenses) incurred by any of the other parties hereto in respect of (A) the enforcement of any of their rights or remedies against the Lessee or the Construction Agent under any of the Operative Documents or (B) the negotiation of any restructuring or "work-out" with the Lessee or the Construction Agent, whether or not consummated, of any obligations of the Lessee or the Construction Agent under the Operative Documents.

SECTION 14.2  *Brokers' Fees and Stamp Taxes.*   The Lessee shall pay during the Basic Lease Term, or during the Construction Period, cause to be paid, from the proceeds of the Advances or otherwise any brokers' fees and any and all stamp, transfer and other similar Taxes, fees and excises, if any, including any interest and penalties, which are payable in connection with the transactions contemplated by this Participation Agreement and the other Operative Documents.

SECTION 14.3  *Note Purchase Agreement and Related Obligations.*   On and after the Completion Date, the Lessee shall pay, without duplication of any other obligation of the Lessee to pay any such amount under the Operative Documents, on or before the due date thereof, all costs, expenses and other amounts (other than principal of and interest on the Loans, which are payable to the extent otherwise required by the Operative Documents) required to be paid by the Lessor under the Note Purchase Agreement and the Assignment of Lease, Rent and CAA, except for such costs, expenses and amounts that arise solely as a result of the Lessor's gross negligence or willful misconduct.

# ARTICLE XV

## THE ADMINISTRATIVE AGENT

SECTION 15.1  *Appointment.*   Each Participant hereby irrevocably designates and appoints the Administrative Agent as the agent of such Participant under this Participation Agreement and the other Operative Documents, and each such Participant irrevocably authorizes the Administrative Agent, in such capacity, to take such action on its behalf under the provisions of this Participation Agreement and the other Operative Documents and to exercise such powers and perform such duties as are expressly delegated to the Administrative Agent by the terms of this Participation Agreement and the other Operative Documents, together with such other powers as are reasonably incidental thereto. Notwithstanding any provision to the contrary elsewhere in this Participation Agreement, the Administrative Agent shall not have any duties or responsibilities, except those expressly set forth herein and in the other Operative Documents, or any fiduciary relationship with any Participant or any other party to the Operative Documents, and no implied covenants, functions, responsibilities, duties, obligations or liabilities shall be read into this Participation Agreement or any other Operative Document or otherwise exist against the Administrative Agent.

SECTION 15.2 *Delegation of Duties.* The Administrative Agent may execute any of its duties under this Participation Agreement and the other Operative Documents by or through agents or attorneys-in-fact and shall be entitled to advice of counsel concerning all matters pertaining to such duties. The Administrative Agent shall not be responsible for the negligence or misconduct of its agents or attorneys-in-fact selected by it with reasonable care.

SECTION 15.3 *Exculpatory Provisions.* Neither the Administrative Agent (in its capacity as such) nor any of its officers, directors, employees, agents, attorneys-in-fact or Affiliates shall be (a) liable for any action lawfully taken or omitted to be taken by it or such Person under or in connection with this Participation Agreement or any other Operative Document, except for its or such Person's own willful misconduct or gross negligence (or negligence in the handling of funds) or (b) responsible in any manner to any of the Participants or any other party to the Operative Documents for any recitals, statements, representations or warranties made by any Party or the Lessor or any officer of any Party or the Lessor contained in this Participation Agreement or any other Operative Document or in any certificate, report, statement or other document referred to or provided for in, or received by the Administrative Agent under or in connection with, this Participation Agreement or any other Operative Document, or for the value, validity, effectiveness, genuineness, enforceability or sufficiency of this Participation Agreement or any other Operative Document or for any failure of any Party or the Lessor to perform its obligations hereunder or thereunder. The Administrative Agent shall not be under any obligation to any Participant or any other party to the Operative Documents to ascertain or to inquire as to the observance or performance of any of the agreements contained in, or conditions of, this Participation Agreement or any other Operative Document, or to inspect the properties, books or records of any Party.

SECTION 15.4 *Reliance by Administrative Agent.* The Administrative Agent shall be entitled to rely, and shall be fully protected in relying, upon any Note, writing, resolution, notice, consent, certificate, affidavit, letter, facsimile message, statement, order or other document or other written communication believed by it to be genuine and correct and to have been signed, sent or made by the proper Person or Persons and upon advice and statements of legal counsel (including, without limitation, counsel to the Obligor), independent accountants and other experts selected by the Administrative Agent. The Administrative Agent may deem and treat the payee of any Note as the owner thereof for all purposes unless a written notice of assignment, negotiation or transfer thereof shall have been delivered to the Administrative Agent in accordance with *Section 12.1(c)* of the Participation Agreement. The Administrative Agent shall be fully justified in failing or refusing to take any action under this Participation Agreement or any other Operative Document unless it shall first receive the advice or concurrence of the Required Participants, or it shall first be indemnified to its satisfaction by the applicable Participants against any and all liability and expense which may be incurred by it by reason of taking or continuing to take any such action. The Administrative Agent shall in all cases be fully protected in acting, or in refraining from acting, under this Participation Agreement and the other Operative Documents in accordance with a request of the Required Participants, and such request and any action taken or failure to act pursuant thereto shall be binding upon all the Participants and all future holders of the applicable Participations (including their respective successors and assigns).

SECTION 15.5 *Notice of Default.* The Administrative Agent shall not be deemed to have knowledge or notice of the occurrence of any CAA Default, Lease Default, CAA Event of Default,

Unwind Event or Lease Event of Default unless the Administrative Agent has received notice from any Participant or the Lessor referring to this Participation Agreement or any other Operative Document, describing such CAA Default, Lease Default, CAA Event of Default, Unwind Event or Lease Event of Default and stating that such notice is a "notice of default." In the event that the Administrative Agent receives such a notice, the Administrative Agent shall promptly give notice thereof to the Participants, the Lessor and the Obligor. The Administrative Agent shall take such action with respect to such CAA Default, Lease Default, CAA Event of Default, Unwind Event or Lease Event of Default as shall be directed by the Required Participants; *provided, however*, that unless and until the Administrative Agent shall have received such directions, the Administrative Agent may (but shall not be obligated to) take such action, or refrain from taking such action, with respect to such default or event of default as it shall deem advisable in the best interests of the Participants.

SECTION 15.6 *Non-Reliance on Administrative Agent and Other Participants.* Each Participant expressly acknowledges that neither the Administrative Agent, nor the Structuring Agent nor any of their respective officers, directors, employees, agents, attorneys-in-fact or Affiliates, has made any representations or warranties to it and that no act by the Administrative Agent or the Structuring Agent hereinafter taken, including any review of the affairs of the Obligor or the Lessor, shall be deemed to constitute any representation or warranty by the Administrative Agent or the Structuring Agent to any Participant. Each Participant represents to the Administrative Agent and the Structuring Agent that it has, independently and without reliance upon the Administrative Agent, the Structuring Agent or the Lessor, and based on such documents and information as it has deemed appropriate, made its own appraisal of and investigation into the business, operations, property, financial and other condition and creditworthiness of the Obligors and the Lessor and made its own decision to enter into this Participation Agreement. Each Participant also represents that it will, independently and without reliance upon the Administrative Agent, the Structuring Agent or any other Participant, and based on such documents and information as it shall deem appropriate at the time, continue to make its own credit analysis, appraisals and decisions in taking or not taking action under this Participation Agreement and the other Operative Documents, and to make such investigation as it deems necessary to inform itself as to the business, operations, property, financial and other condition and creditworthiness of the Obligors and the Lessor. Except for notices, reports and other documents expressly required to be furnished to the Participants by the Administrative Agent hereunder, neither the Administrative Agent nor the Structuring Agent shall have any duty or responsibility to provide any Participant with any credit or other information concerning the business, operations, property, condition (financial or otherwise), prospects or creditworthiness of the Obligors or the Lessor which may come into the possession of the Administrative Agent, the Structuring Agent or any of their respective officers, directors, employees, agents, attorneys-in-fact or Affiliates.

SECTION 15.7 *Indemnification.* The Administrative Agent agrees that it will be entitled to indemnification with respect to the Operative Documents and the transactions contemplated thereby solely from the Lessee and as contemplated by *Article XIII* hereof.

SECTION 15.8 *Administrative Agent in Its Individual Capacity.* Each Participant acknowledges that KeyBank National Association is acting as the Administrative Agent hereunder. KeyBank National Association and its Affiliates may make Participations to, issue letters of credit for the account of, accept deposits from, acquire equity interests in and generally engage in any kind of banking, trust, financial advisory, underwriting or other business with the Obligors, the Lessor and their respective Affiliates as though it was not the Administrative Agent hereunder and under the other Operative Documents and without notice to or consent of the Participants. Each Participant acknowledges that, pursuant to such activities, KeyBank National Association or its Affiliates may receive information regarding the Obligors, the Lessor or their respective Affiliates (including information that may be subject to confidentiality obligations in favor of the Obligors, the Lessor or such Affiliates) and acknowledges that such Persons shall be under no obligation to provide such information to them.

SECTION 15.9 *Successor Administrative Agent.* The Administrative Agent may resign as the Administrative Agent upon twenty (20) Business Days' notice to the Participants and the Obligor *provided*, that no such resignation shall take effect until the appointment, acceptance and qualification of a successor Administrative Agent. The Administrative Agent may be removed for cause as the Administrative Agent upon twenty (20) Business Days' notice to the Administrative Agent and the Obligor from the Required Participants, which notice shall specify the conduct constituting the cause for removal. The Required Participants shall appoint from among the Participants a successor Administrative Agent for the Participants subject to prior approval by the Obligor (such approval not to be unreasonably withheld or delayed), whereupon such successor agent shall succeed to the rights, powers and duties of the Administrative Agent, and the term "Administrative Agent" shall include such successor agent effective upon its appointment, and the resigning or removed Administrative Agent's rights, powers and duties as the Administrative Agent shall be terminated, without any other or further act or deed on the part of such former Administrative Agent or any of the parties to this Participation Agreement. After the retiring Administrative Agent's resignation or removal hereunder as the Administrative Agent, the provisions of this *Article XV* shall inure to its benefit as to any actions taken or omitted to be taken by it while it was Administrative Agent under the Operative Documents. In the event of the resignation, or removal, of the Administrative Agent if no successor shall have been appointed and qualified within thirty (30) days, the resigning Administrative Agent or any Lender may petition a court of competent jurisdiction to appoint a successor.

SECTION 15.10 *Eligibility of the Administrative Agent.* The Administrative Agent shall at all times have a combined capital and surplus of at least $100,000,000 (or a combined capital and surplus in excess of $50,000,000 and the obligations of which, whether or not in existence or hereafter incurred, are fully and unconditionally guaranteed by a corporation organized and doing business under the laws of the United States, any state or territory thereof or the District of Columbia that has a combined capital and surplus of at least $100,000,000). If such corporation publishes reports of condition at least annually, pursuant to law or to requirements of Federal, State, Territorial or District of Columbia supervising or examining authority, then for the purposes of this *Section 15.10*, the combined capital and surplus of such corporation shall be deemed to be its combined capital and surplus as set forth in its most recent report of conditions so published. The Administrative Agent shall not be an Affiliate of the Lessee.

ARTICLE XVI

MISCELLANEOUS

SECTION 16.1 *Survival of Agreements.* The representations, warranties, covenants, indemnities and agreements of the parties provided for in the Operative Documents, and the parties' obligations under any and all thereof, shall survive the execution and delivery of this Participation Agreement, the transfer of any or all of the Property to the Lessee, the Lessor or any other Person, the construction of any Improvements, any disposition of any interest of the Lessor or any Participant in the Property or any Improvements and the payment of the Obligations and any disposition thereof and shall be and continue in effect notwithstanding any investigation made by any party and the fact that any party may waive compliance with any of the other terms, provisions or conditions of any of the Operative Documents. Except as otherwise expressly set forth herein or in the other Operative Documents, the indemnities of the parties provided for in the Operative Documents shall survive the expiration or termination of the Operative Documents.

SECTION 16.2 *No Broker, etc.* Each of the parties hereto represents to the others that it has not retained or employed any broker, finder or financial adviser to act on its behalf in connection with this Participation Agreement or the transactions contemplated herein or in the other Operative Documents, nor has it authorized any broker, finder or financial adviser retained or employed by any other Person so to act. Any party who is in breach of this representation shall indemnify and hold the other parties harmless from and against any liability arising out of such breach of this representation.

SECTION 16.3 *Notices.* Unless otherwise specifically provided herein, all notices, consents, directions, approvals, instructions, requests and other communications required or permitted by the terms hereof to be given to any Person shall be given in writing by United States mail, by nationally recognized courier service and any such notice shall become effective five (5) Business Days after being deposited in the mails, certified or registered return receipt requested with appropriate postage prepaid or one (1) Business Day after delivery to a nationally recognized courier service specifying overnight delivery and shall be directed to the address of such Person as indicated on *Schedule II*. From time to time any party may designate a new address for purposes of notice hereunder by written notice to each of the other parties hereto in accordance with this *Section 16.3*.

SECTION 16.4 *Counterparts.* This Participation Agreement may be executed by the parties hereto in separate counterparts, each of which when so executed and delivered shall be an original, but all such counterparts shall together constitute but one and the same instrument. Delivery of an executed counterpart hereof by facsimile or other electronic means shall be equally effective as delivery of an originally executed counterpart.

SECTION 16.5 *Amendments.*

(a) The provisions of this Participation Agreement may, subject to the provisions of *clause (b)* below, from time to time be amended, modified or waived, *provided, however*, that such amendment, modification or waiver is in writing and consented to by the Lessee and the Required Participants and, during the Construction Period, the Construction Agent.

(b) Neither any Operative Document nor any of the terms thereof may be terminated (except upon payment in full of the Property Cost and accrued Basic Rent and all other amounts due and owing by the Lessee under the Operative Documents, or effective exercise and consummation of the Remarketing Option in accordance with *Article XX* of the Lease and payment in full of all amounts due in accordance therewith), amended, supplemented, waived or modified without the written agreement or consent of the Required Participants (regardless of whether the Lenders and the Lessor are parties thereto); *provided, however*, that:

(i) no such termination, amendment, supplement, waiver or modification shall without written agreement or consent of each Participant (A) modify any of the provisions of this *Section 16.5*, (B) change the definition of "Required Participants," (C) modify or waive any requirement under any Operative Document that any particular action be taken by all Participants, (D) extend the Expiration Date or Scheduled Basic Lease Term Termination Date, (E) amend, modify, waive or supplement any of the provisions of *Article VII* of this Participation Agreement, (F) reduce, modify, amend or waive any Fees, other fees or indemnities in favor of any Participant, including without limitation amounts payable pursuant to *Section 4.6* and *Article XIII* (except that any Person may consent to any reduction, modification, amendment or waiver of any Fee or other fee or indemnity payable to it), (G) modify, postpone, reduce or forgive, in whole or in part, any payment of Rent (other than pursuant to the terms of any Operative Document), any Loan or Lessor Amount, Property Cost, Construction Recourse Amount, Maximum Recourse Amount, Purchase Price, amounts due pursuant to *Article XX* of the Lease, interest or Yield or, subject to *clause (D)* above, any other amount payable under the Lease, the Construction Agency Agreement or this Participation Agreement, (H) modify the definition or method of calculation of Rent (other than pursuant to the terms of any Operative Document), Loans or Lessor Amounts, Property Cost, Construction Recourse Amount, Maximum Recourse Amount, Fees, Shortfall Amount, Estimated Completion Costs, Participant Balance or any other definition which would affect the amounts to be advanced or which are payable under the Operative Documents, (I) release the Lessee from its Obligations under the Operative Documents or permit any assignment of the Lease by the Lessee releasing the Lessee from its Obligations under the Operative Documents or changing the absolute and unconditional character of such obligations, in each case, except as expressly permitted by the Operative Documents, (J) release the Construction Agent from its Obligations under the Operative Documents or permit any assignment of the Construction Agency Agreement by the Construction Agent releasing the Construction Agent from its Obligations under the Operative Documents or changing the absolute and unconditional character of such obligations, in each case, except as expressly permitted by the Operative Documents, or (K) except as expressly permitted or required under the Operative Documents, release the Property from the Lien of the Lessor Mortgage or release or terminate any UCC Financing Statements covering the Property or any other Collateral;

(ii) no such termination, amendment, supplement, waiver or modification shall, without the written agreement or consent of each Liquidity Bank, (A) change the definition of "Required Lenders," (B) modify or waive any requirement under any Operative Document that any particular action be taken by all Lenders, or (C) extend the Maturity Date;

(iii) no such termination, amendment, supplement, waiver or modification shall, without written agreement or consent of the Lessor, (A) modify or waive any requirement under any Operative Document that any particular action be taken by or consented to by the Lessor, (B) extend the Scheduled Basic Lease Term Termination Date, or (C) amend, modify, waive or supplement the Note Purchase Agreement, the Lease, the Ground Lease or the Construction Agency Agreement (it being understood that the Lessor may condition any such written agreement or consent on the receipt of the written consent of the Ground Lessor to such termination, amendment, supplement, waiver or modification);

(iv) no such termination, amendment, supplement, waiver or modification that would increase the obligations of the Lessee or the Construction Agent thereunder or deprive the Lessee or the Construction Agent of any of its rights thereunder or alter the rights of the Lessee or the Construction Agent to their detriment shall be effective against the Lessee or the Construction Agent, as the case may be, without the written agreement or consent of the Lessee or the Construction Agent, as applicable;

(v) no such termination, amendment, supplement, waiver or modification shall be made to any provision of *Article XV* without the written agreement or consent of the Administrative Agent;

(vi) no such termination, amendment, supplement, waiver or modification of *Section 16.15* or *16.16* hereof, or of the Note Purchase Agreement, shall be effective without the Note Purchaser's written agreement or consent;

(vii) no such amendment, termination, supplement, waiver or modification shall be made to *Section 11.4* without the written agreement or consent of the Note Purchaser and the Specified Liquidity Bank.

SECTION 16.6 *Headings, etc.* The Table of Contents and headings of the various Articles and Sections of this Participation Agreement are for convenience of reference only and shall not modify, define, expand or limit any of the terms or provisions hereof.

SECTION 16.7 *Parties in Interest.* Except as expressly provided herein, none of the provisions of this Participation Agreement is intended for the benefit of any Person except the parties hereto. The Lessee shall not assign or transfer any of its rights or obligations under the Operative Documents except in accordance with the terms and conditions thereof.

SECTION 16.8 *GOVERNING LAW.* THIS PARTICIPATION AGREEMENT AND THE OTHER OPERATIVE DOCUMENTS AND THE RIGHTS AND OBLIGATIONS OF THE PARTIES

HEREUNDER AND THEREUNDER SHALL BE GOVERNED BY, AND CONSTRUED AND INTERPRETED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF CALIFORNIA.

SECTION 16.9 *Severability.* Any provision of this Participation Agreement that is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction.

SECTION 16.10 *Liability Limited.*

(a) The parties hereto agree that except as specifically set forth herein or in any other Operative Document, the Lessor shall have no personal liability whatsoever to any other Participant, the Lessee, the Construction Agent, or their respective successors and assigns for any claim or obligation based on or in respect hereof or any of the other Operative Documents (including, without limitation, the repayment of the Loans) or arising in any way from the transactions contemplated hereby or thereby and recourse, if any, shall be solely had against the Lessor's interest in the Property or from payments (other than payments due to the Lessor with respect to indemnities, reimbursement of expenses or fees, in each case payable to the Lessor for its own account) received from the Obligors (it being acknowledged and agreed by each party hereto that all such personal liability of the Lessor is expressly waived and released as a condition of, and as consideration for, the execution and delivery of the Operative Documents by the Lessor); *provided, however*, that the Lessor shall be liable in its individual capacity (i) for its own willful misconduct or gross negligence, (ii) for breach of its representations set forth in *Section 8.3*, (iii) for any Lessor Lien attributable to it and (iv) for any Tax based on or measured by any fees, commission or compensation received by it for acting as the Lessor as contemplated by the Operative Documents. It is understood and agreed that the Lessor shall have no personal liability under any of the Operative Documents as a result of acting pursuant to and consistent with any of the Operative Documents.

(b) No Participant shall have any obligation to the other Participant or to the Lessee or the Construction Agent with respect to transactions contemplated by the Operative Documents, except those obligations of such Participant expressly set forth in the Operative Documents or except as set forth in the instruments delivered in connection therewith, and no Participant shall be liable for performance by any other party hereto of such other party's obligations under the Operative Documents except as otherwise so set forth.

(c) Each Transaction Party agrees that neither the Program Administrator nor the Conduit Agent shall have any liability hereunder as the Program Administrator or the Conduit Agent, as the case may be, for the Note Purchaser or otherwise following its ceasing to act as Program Administrator or the Conduit Agent for the Note Purchaser.

(d) The Liability of the Note Purchaser shall be limited as set forth in *Section 16.15*.

(e) The obligations of the parties under this *Section 16.10* shall survive the termination of this Participation Agreement.

SECTION 16.11 *Further Assurances.* The parties hereto shall promptly cause to be taken, executed, acknowledged or delivered, at the sole expense of the Lessee, all such further acts, conveyances, documents and assurances as the other parties may from time to time reasonably request in order to carry out and preserve the security interests and liens (and the priority thereof) intended to be created pursuant to this Participation Agreement, the other Operative Documents, and the transactions thereunder (including, without limitation, the preparation, execution and filing of any and all Uniform Commercial Code financing statements and other filings or registrations which the parties hereto may from time to time request to be filed or effected). The Lessee, at its own expense and without need of any prior request from any other party, shall take such action as may be necessary (including any action specified in the preceding sentence), or as so requested, in order to maintain and protect all security interests provided for hereunder or under any other Operative Document.

SECTION 16.12 *SUBMISSION TO JURISDICTION.* EACH PARTY HERETO HEREBY SUBMITS TO THE NONEXCLUSIVE JURISDICTION OF THE UNITED STATES DISTRICT COURT FOR THE NORTHERN DISTRICT OF CALIFORNIA FOR PURPOSES OF ALL LEGAL PROCEEDINGS ARISING OUT OF OR RELATING TO THIS PARTICIPATION AGREEMENT OR ANY OF THE OTHER OPERATIVE DOCUMENTS OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EACH PARTY HERETO IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY LAW, ANY OBJECTION THAT IT MAY NOW OR HEREAFTER HAVE TO THE LAYING OF THE VENUE OF ANY SUCH PROCEEDING BROUGHT IN SUCH A COURT AND ANY CLAIM THAT ANY SUCH PROCEEDING BROUGHT IN SUCH A COURT HAS BEEN BROUGHT IN AN INCONVENIENT FORUM.

SECTION 16.13 *Setoff.* Each Participant and the Administrative Agent shall, upon the occurrence of any CAA Event of Default or Lease Event of Default, have the right to appropriate and, subject to *Section 7.14* and *Section 13.1* hereof, and *Section 5.4* of the Construction Agency Agreement, apply to the payment of the Lessee's obligations under the Lease and the Construction Agency Agreement as security for the payment of such obligations, any and all balances, credits, deposits, accounts or moneys of the Lessee then or thereafter maintained with such Participant or the Administrative Agent. The rights of the Participants and the Administrative Agent under this Section are in addition to other rights and remedies (including other rights of setoff under applicable law or otherwise) which such Person may have.

SECTION 16.14 *WAIVER OF JURY TRIAL.* THE PARTIES HERETO VOLUNTARILY AND INTENTIONALLY WAIVE ANY RIGHTS THEY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION BASED HEREON, OR ARISING OUT OF, UNDER, OR IN CONNECTION WITH, THIS PARTICIPATION AGREEMENT OR ANY OTHER OPERATIVE DOCUMENT, OR ANY COURSE OF CONDUCT, COURSE OF DEALING, STATEMENTS (WHETHER VERBAL OR WRITTEN) OR ACTIONS OF ANY OF THE PARTIES HERETO. THE PARTIES HERETO HEREBY AGREE THAT THEY WILL NOT SEEK TO CONSOLIDATE ANY SUCH LITIGATION WITH ANY OTHER LITIGATION IN WHICH A JURY TRIAL HAS NOT OR CANNOT BE WAIVED. THE PROVISIONS OF THIS *SECTION 16.14* HAVE BEEN FULLY NEGOTIATED BY THE PARTIES HERETO AND SHALL BE SUBJECT TO NO EXCEPTIONS. EACH OBLIGOR ACKNOWLEDGES AND AGREES THAT IT HAS RECEIVED FULL AND SUFFICIENT CONSIDERATION FOR THIS PROVISION (AND EACH OTHER PROVISION OF EACH OTHER OPERATIVE DOCUMENT TO WHICH IT IS A PARTY) AND THAT THIS PROVISION IS A MATERIAL INDUCEMENT FOR EACH OF THE LESSOR AND THE LENDERS ENTERING INTO THIS PARTICIPATION AGREEMENT AND EACH SUCH OTHER OPERATIVE DOCUMENT.

SECTION 16.15 *Limitations on Recourse to Note Purchaser.* Notwithstanding any provision of this Participation Agreement to the contrary, each of the parties hereto agrees that the Note Purchaser shall only be required to pay (a) any fees or liabilities that it may incur hereunder only to the extent that the Note Purchaser has Excess Funds and (b) any expenses, indemnities or other liabilities that it may incur hereunder, or any fees, expenses, indemnities or other liabilities under any other Operative Document only to the extent that the Note Purchaser has Excess Funds; *provided, however*, that if the Note Purchaser has insufficient funds to make any payments required by this Participation Agreement to any other Person party hereto, such Person shall not be excused from the performance of its obligations hereunder. In addition, no amount owing by the Note Purchaser hereunder in excess of the liabilities that the Note Purchaser is required to pay in accordance with the preceding sentence shall constitute a claim (as defined in Section 101 of Title 11 of the United States Code) against the Note Purchaser. No recourse shall be had for the payment of any amount owing hereunder or for the payment of any fee hereunder or any other obligation of or claim against the Note Purchaser arising out of or based upon this Participation

Agreement, against any stockholder, employee, officer, director, manager or incorporator of the Note Purchaser or Affiliate thereof; *provided, however*, that the foregoing shall not relieve any such Person of any liability they might otherwise have as a result of fraudulent actions or omissions taken by them. Any and all claims against the Note Purchaser by any other Person shall be subordinate to the claims of the holders of the Commercial Paper issued by the Note Purchaser. The obligations of the parties under this *Section 16.15* shall survive the termination of this Participation Agreement.

SECTION 16.16 *Bankruptcy.* The Lessee, the Lessor, the Administrative Agent and each Liquidity Bank agree that they shall not institute against (or cause in any other manner), or join or assist any other Person in instituting against (or causing in any manner), the Note Purchaser any bankruptcy, reorganization, arrangement, insolvency or liquidation proceeding, or other proceeding under any federal or state bankruptcy or similar law, or for the purpose of appointing a receiver, liquidator, assignee, custodian, sequestrator or other similar official for the Note Purchaser or any substantial part of the property of the Note Purchaser, or for the purpose of ordering the winding up and/or liquidation of the affairs of the Note Purchaser, prior to the date that is one year and one day after the latest maturing Commercial Paper issued by the Note Purchaser is paid in full. The obligations of the Lessee, the Lessor, the Administrative Agent and the Liquidity Bank set forth in this *Section 16.16* shall survive any termination of this Participation Agreement.

SECTION 16.17 *Assignment of Note Purchaser's Interest in Note Purchase Agreement to Liquidity Banks.* In the event that the Note Purchaser sells all of its interests under the Loan Documents to the Liquidity Banks pursuant to the Asset Purchase Agreement, the Note Purchaser, without further act, will be deemed to have assigned to the Liquidity Banks all of its right, title and interest (other than rights due or to become due under *Article XIII*, which shall remain fully enforceable by the Note Purchaser and each of its related Indemnitees) in the Operative Documents, and the Liquidity Banks will be deemed to have assumed as of the date of transfer as aforesaid all obligations of the Note Purchaser. The foregoing does not limit or otherwise affect any provisions of any of the Liquidity Documents with respect to the effect, as between the Note Purchaser and any Liquidity Bank, of any assignment by the Note Purchaser to the Liquidity Banks.

[THE REMAINDER OF THIS PAGE HAS
BEEN INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, the parties hereto have caused this Participation Agreement to be duly executed by their respective officers thereunto duly authorized as of the day and year first above written.

ADOBE SYSTEMS INCORPORATED,
   as Lessee and as Construction Agent


By: /s/ BRUCE R. CHIZEN
    Name: Bruce R. Chizen
    Title: *President and Chief Executive Officer*


By: /s/ MURRAY J. DEMO
    Name: Murray J. Demo
    Title: *Senior Vice President and Chief*
      *Financial Officer*

SELCO SERVICE CORPORATION,
   as Lessor


By: /s/ DONALD C. DAVIS
    Name: Donald C. Davis
    Title: *Vice President*

KEYBANK NATIONAL ASSOCIATION,
   as Administrative Agent


By: /s/ THOMAS A. CRANDALL
    Name: Thomas A. Crandall
    Title: *Senior Vice President*

VICTORY RECEIVABLES CORPORATION,
   as Note Purchaser


By: /s/ KAREN A. GRANQUIST
    Name: Karen A. Granquist
    Title: *Secretary*

THE BANK OF TOKYO-MITSUBISHI, LTD.,
   NEW YORK BRANCH,
   as Conduit Agent


By: /s/ ADDIYA REDDY
    Name: A K Reddy
    Title: *Vice President*

KEYBANK NATIONAL ASSOCIATION,
  as Liquidity Bank


By: /s/ THOMAS A. CRANDELL
       Name: Thomas A. Crandell
       Title: *Senior Vice President*

BNP PARIBAS,
  as Liquidity Bank and Syndication Agent


By: /s/ Tjalling Terpatra   /s/ Janice S. H. Ho
       Name: Tjalling Terpatra  Janice S. H. Ho
       Title: *Director*        *Director*

THE CHASE MANHATTAN BANK,
  as Liquidity Bank


By: /s/ DAVID GIBBS
       Name: David Gibbs
       Title: *VP*

BANK OF MONTREAL,
  as Liquidity Bank


By: /s/ KANU MODI
       Name: Kanu Modi
       Title: *Director*

FLEET NATIONAL BANK,
  as Liquidity Bank


By: /s/ WILLIAM S. ROWE
       Name: William S. Rowe
       Title: *Vice President*

THE NORTHERN TRUST COMPANY,
  as Liquidity Bank


By: /s/ ASHISH S. BHAGWAT
       Name: Ashish S. Bhagwat
       Title: *Second Vice President*

SCHEDULE I
TO PARTICIPATION AGREEMENT

**COMMITMENTS**

| Participant | Note Purchaser's Commitment | Lessor Commitment | Liquidity Commitment |
|---|---|---|---|
| NOTE PURCHASER | | | |
| Victory Receivables Corporation | $112,905,000 | $ 0 | $ 0 |
| LESSOR | | | |
| SELCO Service Corporation | $ 0 | $4,095,000 | $ 0 |
| Aggregate Commitment Amount: | $ 117,000,000 | | |
| LIQUIDITY BANKS | | | |
| KeyBank National Association | $ 0 | $ 0 | $30,163,100 |
| BNP Paribas | $ 0 | $ 0 | $25,000,000 |
| The Chase Manhattan Bank | $ 0 | $ 0 | $20,000,000 |
| Bank of Montreal | $ 0 | $ 0 | $15,000,000 |
| Fleet National Bank | $ 0 | $ 0 | $15,000,000 |
| The Northern Trust Company | $ 0 | $ 0 | $10,000,000 |

SCHEDULE II
TO PARTICIPATION AGREEMENT

**NOTICE INFORMATION, WIRE INSTRUCTIONS AND FUNDING OFFICES**

***LESSEE AND CONSTRUCTION AGENT:***

ADOBE SYSTEMS INCORPORATED
345 Park Avenue
San Jose, California 95110

| | |
|---|---|
| Attention: | Treasurer |
| Facsimile No.: | (408) 537-4035 |
| Telephone No.: | (408) 536-3272 |

With a copy to:

Shartsis, Friese & Ginsburg
One Maritime Plaza, 18th Floor
San Francisco, California 94111
Attention: David H. Kremer, Esq.

Wire Transfer Instructions:

| | |
|---|---|
| Bank: | The Northern Trust Co. |
| ABA Number: | 071 000 152 |
| Account Name: | Adobe Systems Incorporated |
| Account Number: | 60895 |
| Ref: | Almaden Tower Lease |

***ADMINISTRATIVE AGENT:***

KEYBANK NATIONAL ASSOCIATION
c/o Key Technology Finance
601 108th Avenue NE
Bellevue, Washington 98004

| | |
|---|---|
| Facsimile No.: | (425) 709-4565 |
| Telephone No.: | (425) 709-4584 |

Account:

| | |
|---|---|
| Bank: | KeyBank National Association |
| ABA Number: | 125 000 574 |
| Account Name: | Western Loan Services—Specialty Services |
| Account Number: | 3072 |
| Ref: | Adobe Systems |

***LESSOR:***

SELCO SERVICE CORPORATION
c/o KeyCorp. Leasing
66 South Pearl Street
8th Floor
Albany, New York 12207

| | |
|---|---|
| Attention: | Donald Davis |
| Facsimile No.: | (518) 257-8823 |
| Telephone No.: | (518) 257-8254 |

Wire Transfer Instructions:
    Bank:               KeyBank National Association
    ABA Number:         125 000 574
    Account Name:       Western Loan Services—Specialty Services
    Account Number:     3072
    Ref:                Adobe Systems

**_NOTE PURCHASER:_**

VICTORY RECEIVABLES CORPORATION
c/o The Bank of Tokyo Mitsubishi, Ltd., New York Branch
1251 Avenue of the Americas, 10th Floor
New York, New York 10020
Attention:              Aditya Reddy, Vice President
Facsimile No.:          (212) 782-6448
Telephone No.:          (212) 782-6957

With a copy to:

Orrick, Herrington & Sutcliffe LLP
666 Fifth Avenue
New York, New York 10103
Attention:              Stephen Sawyier
Facsimile No.:          (212) 506-5151
Telephone No.:          (212) 506-5095

Wire Transfer Instructions:
    Bank:               Bankers Trust Company
    ABA Number:         021001033
    Account Number:     01419647
    Ref:                Victory Receivables Corporation—Adobe

**_CONDUIT AGENT:_**

THE BANK OF TOKYO-MITSUBISHI, LTD.,
NEW YORK BRANCH
1251 Avenue of the Americas, 10th Floor
New York, New York 10020
Attention:              Aditya Reddy, Vice President
Facsimile No.:          (212) 782-6448
Telephone No.:          (212) 782-6957

With a copy to:

Orrick, Herrington & Sutcliffe LLP
666 Fifth Avenue
New York, New York 10103
Attention:              Stephen Sawyier
Facsimile No.:          (212) 506-5151
Telephone No.:          (212) 506-5095

Wire Transfer Instructions:
|  |  |
|---|---|
| Bank: | Bankers Trust Company |
| ABA Number: | 021001033 |
| Account Number: | 01419647 |
| Ref: | Victory Receivables Corporation—Adobe |

***LIQUIDITY BANKS:***

KEYBANK NATIONAL ASSOCIATION
c/o Key Technology Finance
601 108th Avenue NE
Bellevue, Washington 98004
|  |  |
|---|---|
| Facsimile No.: | (425) 709-4565 |
| Telephone No.: | (425) 709-4584 |

Wire Transfer Instructions:
|  |  |
|---|---|
| Bank: | KeyBank National Association |
| ABA Number: | 125 000 574 |
| Account Name: | Western Loan Services—Specialty Services |
| Account Number: | 3072 |
| Ref: | Adobe Systems |

Domestic Lending Office:
c/o Key Technology Finance
601 108th Avenue NE
Bellevue, Washington 98004
|  |  |
|---|---|
| Facsimile No.: | (425) 709-4565 |
| Telephone No.: | (425) 709-4584 |

Euro-Dollar Lending Office:
c/o Key Technology Finance
601 108th Avenue NE
Bellevue, Washington 98004
|  |  |
|---|---|
| Facsimile No.: | (425) 709-4565 |
| Telephone No.: | (425) 709-4584 |

BNP PARIBAS
725 South Figueroa Street, Suite #2090
Los Angeles, California 90017
|  |  |
|---|---|
| Attention: | Tjalling Terpstra—Director |
| Facsimile No.: | (213) 488-9602 |
| Telephone No.: | (213) 488-9120 |

Wire Transfer Instructions:
|  |  |
|---|---|
| Bank: | The Federal Reserve Bank of New York |
| ABA Number: | 026007689 BNP Paribas |
| Account Name: | BNP/BNP Paribas San Francisco |
| Account Number: | ACA 14334000176 |
| Ref: | _____ |

Domestic Lending Office:
725 South Figueroa Street, Suite #2090
Los Angeles, California 90017

Euro-Dollar Lending Office:
  725 South Figueroa Street, Suite #2090
  Los Angeles, California 90017

THE CHASE MANHATTAN BANK
One Bush Street, 11th Floor
San Francisco, California 94104
Attention:              Monique Ho
                        One Bush Street, 11th Floor
                        San Francisco, California 94104
Facsimile No.:          (415) 439-3013
Telephone No.:          (415) 371-3358

With a copy to:

                        David Gibbs
                        111 West 40th Street, 10th Floor
                        New York, New York 10018
Facsimile No.:          (212) 391-4098
Telephone No.:          (212) 403-5112

Wire Transfer Instructions:
  Bank:                 The Chase Manhattan Bank
  ABA Number:           021000021

For further credit to:
  The Chase Manhattan Bank
  Commercial Loan Operations
  Four Chase Metrotech, 13th Floor
  New York, New York _____
  Attn:                 Commercial Loan Operations
  Account Name:         9420-Victory Receivables Corp.
  Account Number:       CLAS #0002-200000 1990

Domestic Lending Office:

  _____

  _____

  _____

Euro-Dollar Lending Office:

  _____

  _____

  _____

BANK OF MONTREAL
115 South LaSalle Street, 12W
Chicago, Illinois 60603
Attention:              Joseph Linder
Facsimile No.:          (312) 750-6057
Telephone No.:          (312) 750-3784

Wire Transfer Instructions:
  Bank:              Harris Bank
  ABA Number:        071000288
  Account Name:      _____

  Account Number:   1833201
  Ref:              Adobe Systems

For further credit to:
  Bank of Montreal, Chicago
  Account Number:   1833201
  Attn:             Client Services
  Ref:              Adobe Systems Inc.

Domestic Lending Office:
  115 South LaSalle Street, 12W
  Chicago, Illinois 60603

Euro-Dollar Lending Office:
  115 South LaSalle Street, 12W
  Chicago, Illinois 60603

FLEET NATIONAL BANK
100 Federal Street
Boston, Massachusetts
Attention:         William Rowe
Facsimile No.:     _____

Telephone No.:     (617) 434-6396

Wire Transfer Instructions:
  Bank:             Fleet National Bank
  ABA Number:       011000138
  Account Name:     _____

  Account Number:   _____

  Ref:              _____

Domestic Lending Office:

  _____

  _____

  _____

Euro-Dollar Lending Office:

  _____

  _____

  _____

THE NORTHERN TRUST COMPANY
50 South LaSalle, 11th Floor
Chicago, Illinois 60675

| | |
|---|---|
| Attention: | Ashish S. Bhagwat |
| Facsimile No.: | (312) 630-6062 |
| Telephone No.: | (312) 630-6203 |

Wire Transfer Instructions:

| | |
|---|---|
| Bank: | The Northern Trust Bank |
| ABA Number: | 071000152 |
| Account Name: | Adobe Systems Inc. |
| Account Number: | 5186401000 |
| Client Acct #: | 02000279172 |
| Ref: | Adobe Systems Inc. |
| Credit to: | Commercial Loan Dept. |

Domestic Lending Office:
  50 South LaSalle, 11th Floor
  Chicago, Illinois 60675

Euro-Dollar Lending Office:
  50 South LaSalle, 11th Floor
  Chicago, Illinois 60675

SCHEDULE III
TO PARTICIPATION AGREEMENT

**DESCRIPTION OF LAND**

SCHEDULE IV
TO PARTICIPATION AGREEMENT

**DISCLOSURE SCHEDULE**

Item 8.1(q)—Subsidiaries

Item 9.2(a)—Existing Indebtedness

Item 9.2(b)—Existing Liens

Item 9.2(e)(i)—Investment Policy of Lessee

Item 9.2(e)(ii)—Certain Existing Investments

## EXHIBIT A-1

Form of Closing Date Notice

## EXHIBIT A-2

Form of Advance Request

**EXHIBIT B**

Form of Authorized Officer's Certificate of Construction Agent and Lessee

## EXHIBIT C

Form of Consent and Acknowledgment

## EXHIBIT D

Form of Compliance Certificate

## EXHIBIT E-1

Form of Lessor Mortgage

**EXHIBIT E-2**

Form of Lender Mortgage

**EXHIBIT F**

Forms of Opinions

# APPENDIX A
## TO PARTICIPATION AGREEMENT

## DEFINITIONS AND INTERPRETATION

Lease Financing of Office Tower
Located in City of San Jose, Santa Clara County, California
for Adobe Systems Incorporated

A.  *Interpretation.*  In each Operative Document, unless a clear contrary intention appears:

(i)  the singular number includes the plural number and vice versa;

(ii)  reference to any Person includes such Person's successors and assigns but, if applicable, only if such successors and assigns are permitted by the Operative Documents, and reference to a Person in a particular capacity excludes such Person in any other capacity or individually;

(iii)  reference to any gender includes each other gender;

(iv)  reference to any agreement (including any Operative Document or any attachment or schedule thereto), document or instrument means such agreement (or attachment or schedule thereto), document or instrument as amended or modified and in effect from time to time in accordance with the terms thereof and, if applicable, the terms of the other Operative Documents; and reference to any promissory note includes any promissory note which is an extension or renewal thereof or a substitute or replacement therefor;

(v)  reference to any Applicable Law means such Applicable Law as amended, modified, codified, replaced or reenacted, in whole or in part, and in effect from time to time, including rules and regulations promulgated thereunder and reference to any section or other provision of any Applicable Law means that provision of such Applicable Law from time to time in effect and constituting the substantive amendment, modification, codification, replacement or reenactment of such section or other provision;

(vi)  reference in any Operative Document to any Article, Section, Appendix, Schedule or Exhibit means such Article or Section thereof or Appendix, Schedule or Exhibit thereto;

(vii)  "hereunder," "hereof," "hereto" and words of similar import shall be deemed references to an Operative Document as a whole and not to any particular Article, Section or other provision thereof;

(viii)  "including" (and with correlative meaning "include") means including without limiting the generality of any description preceding such term; and

(ix)  with respect to any rights and obligations of the parties under the Operative Documents, all such rights and obligations shall be construed to the extent permitted by Applicable Law.

B.  *Computation of Time Periods.*  For purposes of computation of periods of time under the Operative Documents, the word "from" means "from and including" and the words "to" and "until" each mean "to but excluding".

C.  *Accounting Terms and Determinations.*  All terms of an accounting or financial nature shall be interpreted, all accounting determinations under the Operative Documents shall be made, and all financial statements required to be delivered under the Operative Documents shall be prepared, as set forth in *Section 4.9* of the Participation Agreement.

D.  *Conflict in Operative Documents.*  If there is any conflict between any Operative Documents, such Operative Document shall be interpreted and construed, if possible, so as to avoid or minimize such conflict but, to the extent (and only to the extent) of such conflict, the Participation Agreement shall prevail and control.

E. *Legal Representation of the Parties.* The Operative Documents were negotiated by the parties with the benefit of legal representation and any rule of construction or interpretation otherwise requiring the Operative Document to be construed or interpreted against any party shall not apply to any construction or interpretation hereof or thereof.

F. *Defined Terms.* Unless a clear contrary intention appears, terms defined herein have the respective indicated meanings when used in each Operative Document.

"*Acceleration Event*" is defined in the Note Purchase Agreement.

"*Acceptable Condition*" means, after the occurrence of any Casualty or Condemnation affecting the Property, that the Property has been restored to substantially its condition as it existed immediately prior to the applicable Casualty or Condemnation.

"*Account*" means the account established with the Administrative Agent pursuant to which all payments by the Lessee under the Operative Documents shall be made. The Account shall be specified on *Schedule II* to the Participation Agreement.

"*Administrative Agent*" means KeyBank National Association, as Administrative Agent for the Participants, together with its successors and assigns (including any successor administrative agent pursuant to *Section 15.9* of the Participation Agreement).

"*Adobe Incentive Partners*" means Adobe Incentive Partners, L.P., a California limited partnership, in which the Lessee is the general partner and all of the limited partners are the Lessee or Affiliates of the Lessee.

"*Adobe Incentive Partners Distributions*" means distributions of cash or securities owned by Adobe Incentive Partners, repurchases of unvested partnership interests in Adobe Incentive Partners, and issuances of partnership interests in Adobe Incentive Partners.

"*Advance*" means an advance of funds by the Lessor pursuant to *Article III* of the Participation Agreement.

"*Advance Request*" is defined in *Section 3.4(a)* of the Participation Agreement.

"*Affected Party*" means any Participant or any other Credit Support Provider.

"*Affiliate*" means, with respect to any Person, (a) each Person that, directly or indirectly, owns or controls, whether beneficially or as a trustee, guardian or other fiduciary, ten percent (10%) or more of any class of Equity Securities of such Person, (b) each Person that controls, is controlled by or is under common control with such Person or any Affiliate of such Person or (c) each of such Person's officers, directors, general partners and, if such Person is a joint venture organized as a separate legal entity, joint venturers having powers comparable to a general partner; *provided, however*, that in no case shall any of the following Persons be deemed to be an Affiliate of the Lessee or any of its Subsidiaries for purposes of this Agreement: (i) the Administrative Agent or any Participant, (ii) any VC Partnership, (iii) the general partner of any VC Partnership which would otherwise be deemed an Affiliate solely because it acts as general partner and controls such VC Partnership, (iv) Salon Media Group, Liquent, Datalogics, Winsoft, S.A. and any other Person in which the Lessee or any Subsidiary of the Lessee holds more than ten percent (10%) of the Equity Securities thereof solely as a consequence of the distribution of such Equity Securities by Adobe Incentive Partners or any VC Partnership, or (v) any Person in which the Lessee or any Subsidiary of the Lessee holds more than ten percent (10%) of the Equity Securities thereof if and for so long as such Person has a net worth of less than $100,000,000. For the purpose of this definition, "control" of a Person means the possession, directly or indirectly, of the power to direct or cause the direction of its management or policies.

"*After Tax Basis*" means, with respect to any payment to be received or accrued by a Person ("*base payment*"), the sum of (a) the amount of such base payment *plus* (b) a further payment, if necessary, to such Person such that after reduction for all Taxes imposed on such Person as a result of the receipt or accrual of both the base payment and such further payments, such Person receives a net amount equal to base payment otherwise required to be made.

"*Aggregate Commitment Amount*" means $117,000,000.

"*Aggregate Liquidity Commitment Amount*" means $115,163,100.

"*Applicable Law*" means all existing and future applicable laws, rules, regulations (including Environmental Laws), statutes, treaties, codes, ordinances, permits, certificates, orders and licenses of and interpretations by, any Governmental Authority, and applicable judgments, decrees, injunctions, writs, orders or like action of any court, administrative, judicial or quasi-judicial tribunal or agency of competent jurisdiction (including those pertaining to health, safety or the environment (including, without limitation, wetlands) and those pertaining to the zoning, construction, use or occupancy of the Property) or in each case affecting the Lessee, the Construction Agent, a Tax Indemnitee, an Indemnitee, the Property or any material interests in any other kind of property or asset, whether real, personal or mixed, or tangible or intangible, of the Lessee or the Construction Agent.

"*Applicable Lending Office*" means, with respect to any Liquidity Bank, (a) in the case of its Base Rate Loans/Lessor Amounts, its Domestic Lending Office, and (b) in the case of its LIBOR Loans/Lessor Amounts, its Euro-Dollar Lending Office.

"*Applicable Margin*" means, with respect to any Loan having an Interest Rate determined by reference to the BBA LIBO Rate, the percentage per annum set forth in the table below based on the Pricing Level in effect on such date:

|  | Applicable Margin |
| --- | --- |
| Level I | 1.00% |
| Level II | 1.125% |
| Level III | 1.25% |
| Level IV | 1.50% |
| Level V | 1.75% |

"*Applicable Payor*" is defined in *Section 13.13* of the Participation Agreement.

"*Appraisal*" means an appraisal of the Property by the Appraiser as if constructed substantially in accordance with the Plans and Specifications, which Appraisal complies in all material respects with all of the provisions of the Financial Institutions Reform, Recovery and Enforcement Act of 1989, as amended, the rules and regulations adopted pursuant thereto, and all other Applicable Law addressed to the Lessor and will appraise the Fair Market Sales Value of the Property as of the Completion Date as built substantially in accordance with the Plans and Specifications.

"*Appraiser*" means Cushman & Wakefield of California, Inc.

"*Appurtenant Rights*" means, with respect to the Land, (i) all agreements, easements, rights of way or use, rights of ingress or egress, privileges, appurtenances, tenements, hereditaments and other rights and benefits at any time belonging or pertaining to the Land or the Improvements thereon, including, without limitation, the use of any streets, ways, alleys, vaults or strips of land adjoining, abutting, adjacent or contiguous to the Land and (ii) all permits, licenses and rights, whether or not of record, appurtenant to the Land.

"*Architect*" means, collectively, the Interior Architect and the Exterior Architect.

*"Asset Purchase Agreement"* means that certain Asset Purchase Agreement, dated as of September 26, 2001, among the Program Administrator, the Note Purchaser and the Liquidity Banks.

*"Asset Purchase Price"* means any "Purchase Price" under, and as defined in, the Asset Purchase Agreement.

*"Assigned Agreement"* is defined in *Section 2.1(a)* of the Security and Assignment Agreement.

*"Assignment of Lease, Rent and CAA"* means the Assignment of Lease, Rent and Construction Agency Agreement dated as of the date of the Participation Agreement, from the Lessor, as assignor, to the Administrative Agent and the Lenders, as assignees.

*"Authorized Officer"* means any officer of the Lessee or the Construction Agent designated as such in writing to the Administrative Agent by the Lessee or the Construction Agent, as the case may be.

*"Authorized Officer's Certificate"* means, with respect to the Lessee or the Construction Agent, a certificate signed by any Authorized Officer of such Person, which certificate shall certify as true and correct the subject matter being certified to in such certificate.

*"Available Liquidity Commitment"* means, at any time with respect to a Liquidity Bank, an amount equal to the excess, if any, of (a) the Liquidity Commitment of such Liquidity Bank, minus (b) the sum of (i) the aggregate outstanding principal amount of all Liquidity Loans of such Liquidity Bank and (ii) the aggregate outstanding principal amount of all Loans of such Liquidity Bank.

*"Base Rate"* means, for any period, a fluctuating interest rate per annum as shall be in effect from time to time which rate per annum shall at all times be equal to the higher of (a) the rate of interest established by the Administrative Agent at its principal office, from time to time, as its prime rate, whether or not publicly announced, which interest rate may or may not be the lowest rate charged by it for commercial loans or other extensions of credit and (b) the sum of (i) the Federal Funds Effective Rate plus (ii) ½ of 1% per annum.

*"Base Rate Loan(s)/Lessor Amount(s)"* means a Loan or Lessor Amount, as the case may be, accruing interest or Yield at the Base Rate.

*"Basic Lease Term"* is defined in *Section 2.3* of the Lease.

*"Basic Lease Term Commencement Date"* means the Completion Date.

*"Basic Rent"* means, as determined as of any Rent Payment Date, the amounts payable pursuant to *Section 4.1* of the Participation Agreement.

*"Basic Rent Period"* means,

(a)  with respect to any Loan or Lessor Amount during the Construction Period:

(i) initially, the period commencing on the Funding Date with respect to such Loan or Lessor Amount and ending on the day preceding the next seventh (7th) day of the month; and

(ii) thereafter, each period commencing on the day after the last day of the preceding Basic Rent Period and ending on the day preceding the next succeeding seventh (7th) day of the month; and

(b)  with respect to any Loan or Lessor Amount outstanding during the Basic Lease Term:

(i) initially, the period commencing on the day the Basic Lease Term begins and ending on the day occurring one (1) month thereafter; and

(ii)  thereafter, each period commencing on the day after the last day of the preceding Basic Rent Period applicable to such Loan or Lessor Amount and ending on the date occurring (A) with respect to Loans accruing interest based upon the CP Rate, one (1) month thereafter and (B) with respect to any other Loans and with respect to Lessor Amounts, one (1), two (2), three (3), six (6) or, if then available, twelve (12) months thereafter, as specified by the Lessee in a written notice delivered to the Administrative Agent no later than three (3) Business Days prior to the last day of the current Basic Rent Period with respect to such Loan or Lessor Amount.

The foregoing provisions relating to Basic Rent Periods are subject to the following:

(1) if any Basic Rent Period would otherwise end on a day that is not a Business Day, such Basic Rent Period shall be extended to the next succeeding Business Day unless the result of such extension would be to carry such Basic Rent Period into another calendar month in which event such Basic Rent Period shall end on the immediately preceding Business Day;

(2) Basic Rent Periods during the Commitment Period shall, to the fullest extent practicable, be reset to commence on the seventh (7th) day and end on the seventh (7th) day of the relevant month;

(3) The Lessee shall not be permitted to select Basic Rent Periods to be in effect at any one time with respect to the Loans that (x) have expiration dates occurring on more than three (3) different dates, or (y) would result in the Loans subject to any Basic Rent Period having an aggregate outstanding principal amount of less than $5,000,000;

(4) In the case of Basic Rent Periods with respect to Lessor Amounts, there shall be one single Basic Rent Period;

(5) if the Note Interest Amount is computed based upon the BBA LIBO Rate and the Lessee shall have failed to deliver a written notice to the Administrative Agent specifying the duration of a Basic Rent Period within the time period specified in *clause (b)(ii)(B)* above, the applicable Basic Rent Period shall have a one (1) month duration;

(6) any Basic Rent Period that would otherwise extend beyond the Commitment Period shall end on the Commitment Termination Date; and

(7) any Basic Rent Period that would otherwise extend beyond the Maturity Date shall end on the Maturity Date.

"*Basic Term Extension Effective Date*" is defined in *Section 11.2(b)* of the Participation Agreement.

"*Basic Term Extension Request*" is defined in *Section 11.2(b)* of the Participation Agreement.

"*Basic Term Extension Response Date*" is defined in *Section 11.2(b)* of the Participation Agreement.

"*BBA LIBO Rate*" means, with respect to any Basic Rent Period for any LIBOR Loan/Lessor Amount, a rate per annum equal to the quotient (rounded upward if necessary to the nearest 1/100 of one percent) of

(a) the arithmetic mean (rounded upward if necessary to the nearest 1/100 of one percent) of the rates per annum appearing (i) on the British Bankers' Association internet web page (*www.bba.org.uk/businesses/*), or via (ii) Reuters (BBALIBORS), Bloomberg, Bridge Telerate (Page 3750), or any other information provider of the British Bankers' Association daily Libor rates on the second Business Day prior to the first day of such Basic Rent Period at or about 11:00 a.m. (London time) (for delivery on the first day of such Basic Rent Period) for a term comparable to such Basic Rent Period;

*divided by*

(b) One minus the Reserve Requirement for such LIBOR Loan/Lessor Amount in effect from time to time.

If, for any reason, the BBA LIBO Rate is not available from the aforementioned sources for any Basic Rent Period, the Administrative Agent shall determine the BBA LIBO Rate for such Basic Rent Period based upon the Reference Bank Rate.

"*Break Costs*" means any amounts due and payable by the Lessee pursuant to *Section 13.10* of the Participation Agreement.

"*Business Day*" means any day on which (a) commercial banks are not authorized or required to close in San Francisco, California or New York, New York and (b) if such Business Day is reflected to a LIBOR *Loan*/Lessor Amount, dealings in Dollar deposits are carried out in the London interbank market.

"*CAA Default*" means (a) any CAA Event of Default, (b) any Unwind Event or (c) any event or circumstance not yet constituting a CAA Event of Default or Unwind Event that, with the giving of any notice or the lapse of any period of time or both, would become a CAA Event of Default or Unwind Event.

"*CAA Event of Default*" means a "CAA Event of Default" as defined in *Section 5.1* of the Construction Agency Agreement.

"*Capital Adequacy Requirement*" is defined in *Section 13.11* of the Participation Agreement.

"*Capital Leases*" means any and all lease obligations that, in accordance with GAAP, are required to be capitalized on the books of a lessee.

"*Capitalized Interest*" means, with respect to the principal amounts of the Loans, all interest accruing on the Loans made during and for any Basic Rent Period ending on or before the Basic Lease Term Commencement Date (or, as applicable, attributable to Loans made during and for the portion of any Basic Rent Period commencing prior to, and ending after, the Basic Lease Term Commencement Date, such portion of such Basic Rent Period to be the portion occurring prior to such Basic Lease Term Commencement Date), including all interest on any such Loans that were made in connection with an Advance for the purpose of financing Capitalized Interest and/or Capitalized Yield.

"*Capitalized Yield*" means, with respect to the Lessor Amounts, all Yield accruing on the Lessor Amounts attributable to Advances made during and for any Basic Rent Period ending on or before the Basic Lease Term Commencement Date (or, as applicable, attributable to Advances made during and for the portion of any Basic Rent Period commencing prior to, and ending after, the Basic Lease Term Commencement Date, such portion of such Basic Rent Period to be the portion occurring prior to such Basic Lease Term Commencement Date), including all Yield on any such Lessor Amounts that were made in connection with an Advance for the purpose of financing Capitalized Interest and/or Capitalized Yield.

"*Casualty*" means any damage or destruction of all or any portion of the Property as a result of a fire, flood, earthquake or other casualty or catastrophe.

"*Certifying Party*" is defined in *Section 21.1* of the Lease.

"*Change of Law*" is defined in *Section 13.7* of the Participation Agreement.

"*Claims*" means any and all obligations, liabilities, losses, actions, suits, judgments, penalties, fines, claims, demands, settlements, costs and expenses (including, without limitation, reasonable legal fees and expenses) of any nature whatsoever.

"*Closing Date*" means the date that the Lessor and the Ground Lessor enter into the Ground Lease, which date shall be a Business Day on or after the Documentation Date on which each of the conditions precedent set forth in *Section 6.1* of the Participation Agreement have been satisfied or waived by the applicable parties set forth therein.

"*Closing Date Notice*" is defined in *Section 3.4(a)* of the Participation Agreement.

"*Code*" means the Internal Revenue Code of 1986, as amended from time to time, and the regulations promulgated and the rulings issued thereunder. Section references to the Code are to the Code, as in effect at the Documentation Date and any subsequent provisions of the Code, amendatory thereof, supplemental thereto or substituted therefor.

"*Collateral*" is defined in *Section 2.1* of the Security and Assignment Agreement.

"*Commercial Paper*" means short term debt obligations issued by the Note Purchaser to fund its Notes.

"*Commitment*" means (a) as to the Note Purchaser, its Note Purchaser's Commitment, (b) as to the Lessor, the Lessor Commitment and (c) as to any Liquidity Bank, its Liquidity Commitment.

"*Commitment Period*" means the period from and including the Documentation Date to but not including the Commitment Termination Date.

"*Commitment Termination Date*" means the earliest of:

(a)   the Outside Completion Date;

(b)   the Completion Date;

(c)   the date specified in a written notice from the Lessee to the Administrative Agent and each Participant as the Commitment Termination Date;

(d)   the occurrence of any Lease Default described in *Section 16.1(f)* or *16.1(g)* of the Lease or any CAA Default described in *Section 5.1(h)* or *5.1(i)* of the Construction Agency Agreement or the occurrence of any Construction Return or Unwind Event;

(e)   the occurrence of any other Lease Event of Default or CAA Event of Default and either (i) the Lessor or the Administrative Agent shall have commenced its exercise of remedies pursuant to *Section 16.2* of the Lease or *Section 5.3* of the Construction Agency Agreement or (ii) the Lessor or the Administrative Agent, acting at the direction of Required Participants, shall have given notice to the Lessee that the Commitments have been terminated or (iii) the Lessor or the Administrative Agent shall have delivered a Construction Return Notice;

(f)   the date on which the Lessee gives notice pursuant to *Section 20.1* of the Lease of its exercise of the Remarketing Option; and

(g)   any other date on which the Commitments shall terminate as provided in the Operative Documents.

"*Completion*" means such time as the conditions set forth in *Section 6.3* of the Participation Agreement are satisfied with respect to the Property.

"*Completion Costs*" means any and all costs of any kind or description incurred by the Administrative Agent or any Participant in completing the construction of the Property following a CAA Event of Default or Unwind Event, including, without limitation, costs of removal and restoration of defective work, shut down and startup costs for any party under any of the Construction Documents, redesign, rebidding, repermitting and other costs incurred in connection with any revision of the applicable Plans and Specifications required by Applicable Law and construction supervision costs, carry during any period of delay in the completion of the Property beyond the Outside Completion Date and reasonable legal fees and expenses incurred in connection with the negotiation, enforcement, termination or any other action or proceeding in connection with any of the Construction Documents or any of the foregoing.

"*Completion Date*" means the earliest date on which Completion shall have occurred.

"*Completion Date Advance*" is defined in *Section 3.6* of the Participation Agreement.

"*Condemnation*" means, with respect to the Property, any condemnation, requisition, confiscation, seizure or other taking or sale of the use, access, occupancy, easement rights or title to the Property or any part thereof, wholly or partially (temporarily or permanently), by or on account of any actual or threatened eminent domain proceeding or other taking of action by any Person having the power of eminent domain, including an action by a Governmental Authority to change the grade of, or widen the streets adjacent to, the Property or alter the pedestrian or vehicular traffic flow to the Property so as to result in change in access to the Property (such that there is a material adverse effect on the operation of the Property), or by or on account of an eviction by paramount title or any transfer made in lieu of any such proceeding or action. A "*Condemnation*" shall be deemed to have occurred on the earliest of the dates that use, occupancy or title vests in the condemning authority.

"*Conduit Agent*" means The Bank of Tokyo-Mitsubishi, Ltd., New York Branch, and its permitted successors and assigns.

"*Conduit Loan*" means (a) any funding under the Notes pursuant to *Section 5* of the Note Purchase Agreement and *Section 3.3* of the Participation Agreement or (b) any funding under the Notes pursuant to *Section 3.7(b)* of the Participation Agreement.

"*Consent and Acknowledgment*" means a Consent and Acknowledgment delivered by any party (other than an Obligor) to any Construction Document, substantially in the form of *Exhibit C* to the Participation Agreement.

"*Construction*" means the construction and installation of all Improvements contemplated by the Plans and Specifications for the Property.

"*Construction Agency Agreement*" means the Construction Agency Agreement, dated as of the date of the Participation Agreement, between the Construction Agent and the Lessor.

"*Construction Agent*" means Adobe Systems Incorporated, a Delaware corporation, as construction agent under the Construction Agency Agreement.

"*Construction Budget*" means the Initial Construction Budget, as such budget may be modified from time to time by the Construction Agent in accordance with *Section 2.8* of the Construction Agency Agreement.

"*Construction Contract*" is defined in *clause (b)* of the *first recital* of the Participation Agreement.

"*Construction Costs*" means the fees, expenses, costs and other items related to the Construction of the Property and specified below:

(a)  General Contractor Payments;

(b)  the costs of development, architectural and engineering services and all professional fees related to the Property, including the costs of preparation of studies, surveys, reports, tests, plans and specifications;

(c)  Transaction Expenses (including Fees);

(d)  the fees and charges incurred in connection with securing all Governmental Actions required to be taken, given or obtained in connection with the development, construction, ownership, maintenance or operation of the Property;

(e)  any title fees, premiums and escrow costs and other expenses relating to title insurance and the closings contemplated by the Operative Documents with respect to the Property;

(f)  all expenses relating to Environmental Audits with respect to the Property;

(g) fees and other expenses relating to Appraisals of the Property or the Land;

(h) all premiums for the builder's "all risk" insurance and delay in completion insurance required to be maintained under *Sections 2.7(b)* and *2.7(e)* of the Construction Agency Agreement and, to the extent required to be paid as a deductible under any such insurance (and solely to the extent such deductibles are permitted under *Section 2.7(f)* of the Construction Agency Agreement), all amounts actually paid by the Construction Agent for the purpose of rebuilding or repairing the Property in connection with a Casualty occurring during the Construction Period;

(i) Capitalized Interest and Capitalized Yield;

(j) any sales, use and property (real or personal, tangible or intangible) taxes incurred in connection with the Property during the Construction Period;

(k) any other items included in the Construction Budget for the Property; and

(l) such other items with respect to the Property as the Lessor and the Required Participants may reasonably approve in writing.

"*Construction Delay Notice*" is defined in *Section 2.6(a)(iv)* of the Construction Agency Agreement.

"*Construction Documents*" means, collectively, the Construction Contract and any other agreements with architects, contractors or vendors entered into by the Construction Agent in connection with the Construction of the Property.

"*Construction Period*" means the period commencing on the Closing Date and ending on the Completion Date for the Property.

"*Construction Purchase*" means any purchase of the Property by the Construction Agent pursuant to Section 6.1 of the Construction Agency Agreement.

"*Construction Recourse Amount*" means, as determined as of any date during the Construction Period, an amount equal to 89.95% of the Eligible Construction Costs.

"*Construction Return*" means the relinquishment by the Construction Agent of all of its right, title and interest in the Property in accordance with *Section 7.2* of the Construction Agency Agreement.

"*Construction Return Date*" means any date specified by the Lessor or the Administrative Agent as a Construction Return Date in a Construction Return Notice, which date shall be no earlier than the fifth (5th) business Day following delivery of such Construction Return Notice.

"*Construction Return Notice*" means any written notice delivered by the Lessor or the Administrative Agent to the Construction Agent pursuant to *Section 5.3(b)(ii)* or *5.5* of the Construction Agent, requiring the Construction Agent to consummate a Construction Return of the Property and pay the Construction Recourse Amount.

"*Construction Termination Costs*" means any costs or expenses incurred by the Administrative Agent or any Participant in connection with the termination of any of the Construction Documents following the occurrence of a CAA Event of Default or Unwind Event.

"*Contingent Obligation*" means, with respect to any Person, (a) any Guaranty Obligation of that Person; and (b) any direct or indirect obligation or liability, contingent or otherwise, of that Person (i) in respect of any Surety Instrument issued for the account of that Person or as to which that Person is otherwise liable for reimbursement of drawings or payments, (ii) as a partner or joint venturer in any partnership or joint venture, (iii) to purchase any materials, supplies or other property from, or to obtain the services of, another Person if the relevant contract or other related document or obligation requires that payment for such materials, supplies or other property, or for such services, shall be made regardless of whether delivery of such materials, supplies or other property is ever made or tendered, or such services are ever performed or tendered, (iv) in respect to any Rate Contract that is not entered into in connection with a bona fide hedging operation that provides offsetting benefits to such Person, or (v) to purchase or sell Equity Securities or other securities of any Person. The amount of any Contingent Obligation shall (subject, in the case of Guaranty Obligations, to the last sentence of the definition of "Guaranty Obligation") be deemed equal to the maximum reasonably anticipated liability in respect thereof; *provided*, that (A) in the case of item (b)(v) of this definition, the amount of the Contingent Obligation with respect to the purchase or sale of such Equity Securities or other securities shall be the net settlement amount to be paid in cash or securities, and (B) in the case of item (b)(iv) of this definition, the Contingent Obligation with respect to such Rate Contracts shall be marked to market on a current basis.

"*Contingent Payments*" means amounts payable to the Administrative Agent or any Participant pursuant to *Article XIII* of the Participation Agreement.

"*Contractual Obligation*" of any Person means, any indenture, note, lease, loan agreement, security, deed of trust, mortgage, security agreement, guaranty, instrument, contract, agreement or other form of contractual obligation or undertaking to which such Person is a party or by which such Person or any of its property is bound.

"*Cost Overrun Advances*" means any Advances (including any Advances made pursuant to *Section 3.5* of the Participation Agreement for the purpose of financing Facility Fees, Capitalized Interest or Capitalized Yield) made for the purpose of paying Construction Costs to the extent such Advances result in the Property Cost exceeding the Aggregate Commitment Amount.

"*CP Rate*" means, with respect to the Note Purchaser, the all-in-cost of funding of its acquisition of the Notes and the funding of the advances thereunder to the extent such funding is being provided by the Note Purchaser's issuance of Commercial Paper (including discount, dealer commissions and such other amounts as the Conduit Agent reasonably determines to be appropriate). The determination of the Note Purchaser's CP Rate, as well as the determination of which maturities of Commercial Paper to issue, will be made by the Conduit Agent, whose determination shall be binding for all purposes absent manifest error; *provided, however*, that the Conduit Agent shall consult with the Lessee concerning Commercial Paper maturities. Accrued discount on the Commercial Paper maturing between Basic Rent Payment Dates will be capitalized.

"*Credit Support Provider*" means, collectively, each Liquidity Bank and each other person providing liquidity or credit support to the Note Purchaser.

"*Debt/EBITDA Ratio*" means, with respect to the Lessee for any consecutive four-quarter period, the ratio, determined on a consolidated basis in accordance with GAAP, of:

(a)   The total Indebtedness of the Lessee and its Subsidiaries on the last day of such period, excluding any Indebtedness under or with respect to currency exchange Rate Contracts;

to

(b)   The EBITDA of the Lessee and its Subsidiaries for such period.

"*Deed*" means a quitclaim, grant or special warranty deed, as applicable, with respect to the real property comprising the Property, in conformity with Applicable Law and appropriate for recording with the applicable Governmental Authorities, conveying fee simple title to the transferee thereunder.

"*Default Rate*" means, (a) with respect to any Loan, any interest on any Loan, Fees or any other amount (other than amounts described in *clause (b))*, the Interest Rate (including any Applicable Margin) then in effect for such Loan, plus two percent (2%) or, if no Interest Rate is applicable, whether in respect of interest, Fees or other amounts, then the Default Rate shall be the Base Rate plus the Applicable Margin plus two percent (2%); and (b) with respect to any Lessor Amount or Yield, the Yield Rate plus two percent (2%). In the event that the Default Rate collected by any Participant is in violation of any usury or similar law, then the Default Rate shall be reduced to the extent necessary to cause the Default Rate to comply with any usury or similar law.

"*Documentation Date*" is defined in *Section 2.1* of the Participation Agreement.

"*Dollars*" and "*$*" mean dollars in lawful currency of the United States of America.

"*Domestic Lending Office*" means, with respect to the Lessor or any Liquidity Bank, (a) initially, its office designated as such on *Schedule II* to the Participation Agreement (or, in the case of any such Participant that becomes a Participant by an assignment pursuant to *Section 12.1* of the Participation Agreement, its office designated as such in the applicable assignment agreement) and (b) subsequently, such other office or offices as such Participant may designate to the Administrative Agent as the office at which such Participant's Base Rate Loans/Lessor Amounts will thereafter be maintained and for the account of which all payments of principal of and interest on (in the case of Loans) or outstanding amount of and Yield on (in the case of Lessor Amounts) such Participant's Base Rate Loans/Lessor Amounts will thereafter be made.

"*EBITDA*" means, with respect to the Lessee for any period, the sum, determined on a consolidated basis in accordance with GAAP, of the following:

(a) The net income or net loss of the Lessee and its Subsidiaries for such period before provision for income taxes;

*plus*

(b) The sum (to the extent deducted in calculating net income or loss in *clause (a)* above) of (i) all Interest Expenses of the Lessee and its Subsidiaries for such period, (ii) all depreciation and amortization expenses of the Lessee and its Subsidiaries for such period, and (iii) all non-cash charges taken by the Lessee and its Subsidiaries during such period for in-process research and development.

"*Eligible Construction Costs*" means, as of any date of determination during the Construction Period, (a) the aggregate amount of Advances made for the purpose of paying Construction Costs plus (b) following a CAA Event of Default or Unwind Event, all Completion Costs and Construction Termination Costs which have been paid, or which have accrued or become payable (to the extent included in the basis of the facility under GAAP), *minus* (c) to the extent included in such Construction Costs, the portion of such Advances made for the purpose of financing accrued Yield on the Equity Amounts and the Upfront Fee and, to the extent relating to the fees and expenses of counsel for the Note Purchaser, Transaction Expenses of the type described in *clauses (a)* and *(c)* of the definition of Transaction Expenses, *minus* (d) all amounts paid by the Lessee (and not reimbursed by Advances) with respect to cost overruns pursuant to *Section 3.1(d)(ii)* of the Participation Agreement.

"*Eligible Note Purchaser*" means (a) any bankruptcy remote commercial paper conduit sponsored by The Bank of Tokyo-Mitsubishi, Ltd.; (b) any Liquidity Bank; and (c) any special purpose, bankruptcy remote entity that has a rating from each of S&P and Moody's at least equal to the rating assigned by S&P and Moody's, respectively, to the Commercial Paper of the Note Purchaser.

"*Employee Benefit Plan*" means any employee benefit plan within the meaning of *Section 3(3)* of ERISA maintained or contributed to by the Lessee or any ERISA Affiliate, other than a Multiemployer Plan.

"*End of the Term Report*" is defined in *Section 13.2(a)* of the Participation Agreement.

"*Environmental Audit*" means a Phase One environmental site assessment (the scope and performance of which meets or exceeds the then most current ASTM Standard Practice E1527 for Environmental Site Assessments: Phase One Environmental Site Assessment Process) of the Property.

"*Environmental Laws*" means the Clean Air Act, 42 U.S.C. *Section 7401 et seq.*; the Federal Water Pollution Control Act, 33 U.S.C. Section 1251 *et seq.*; the Resource Conservation and Recovery Act of 1976, 42 U.S.C. Section 6901 *et seq.*; the Comprehensive Environment Response, Compensation and Liability Act of 1980 (including the Superfund Amendments and Reauthorization Act of 1986, "CERCLA"), 42 U.S.C. Section 9601 *et seq.*; the Toxic Substances Control Act, 15 U.S.C. Section 2601 *et seq.*; the Occupational Safety and Health Act, 29 U.S.C. Section 651; the Emergency Planning and Community Right-to-Know Act of 1986, 42 U.S.C. Section 11001 *et seq.*; the Mine Safety and Health Act of 1977, 30 U.S.C. Section 801 *et seq.*; the Safe Drinking Water Act, 42 U.S.C. Section 300f *et seq.*; and all other Governmental Rules relating to the protection of human health and the environment, including all Governmental Rules pertaining to the reporting, licensing, permitting, transportation, storage, disposal, investigation or remediation of emissions, discharges, releases, or threatened releases of Hazardous Materials into the air, surface water, groundwater, or land, or relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transportation or handling of Hazardous Materials.

"*Environmental Liability*" means any liability, contingent or otherwise (including any liability for damages, costs of environmental remediation, fines, penalties or indemnities), of the Lessee or any Subsidiary directly or indirectly resulting from or based upon (a) violation of any Environmental Law, (b) the generation, use, handling, transportation, storage, treatment or disposal of any Hazardous Materials, (c) exposure to any Hazardous Materials, (d) the release or threatened release of any Hazardous Materials into the environment or (e) any contract, agreement or other consensual arrangement pursuant to which liability is assumed or imposed with respect to any of the foregoing.

"*Environmental Violation*" means, with respect to the Property, any activity, occurrence or condition that violates or results in non-compliance with any Environmental Law.

"*Equipment*" means all equipment, apparatus, furnishings, fittings and personal property of every kind and nature whatsoever purchased, leased or otherwise acquired by the Lessor using the proceeds of the Loans and/or the Lessor Amounts and now or subsequently attached to, contained in or used or usable in any way in connection with any operation or letting of the Property, including but without limiting the generality of the foregoing, all conveyor equipment, shelving, racking, sortation equipment, mobile material handling equipment, screens, awnings, shades, blinds, curtains, draperies, artwork, carpets, rugs, storm doors and windows, display cases, counters, furniture and furnishings, heating, electrical, switch gear, uninterrupted power supply equipment, mechanical equipment, lighting, switchboards, plumbing, ventilation, air conditioning and air-cooling apparatus, refrigerating and incinerating equipment, escalators, generators, elevators, loading and unloading equipment and systems, stoves, ranges, laundry equipment, cleaning systems (including window cleaning apparatus), telephones, communications systems (including satellite dishes and antennae), televisions, computers, sprinkler systems and other fire prevention and extinguishing apparatus and materials, security systems, motors, engines, machinery, pipes, pumps, tanks, conduits, appliances, fittings and fixtures of every kind and description.

"*Equity Securities*" of any Person means (a) all common stock, preferred stock, participations, shares, partnership interests or other equity interests in and of such Person (regardless of how designated and whether or not voting or non-voting) and (b) all warrants, options and other rights to acquire or sell any of the foregoing.

"*ERISA*" means the Employee Retirement Income Security Act of 1974.

"*ERISA Affiliate*" means any Person that is treated as a single employer with the Lessee under *Section 414* of the IRC.

"*Estimated Completion Costs*" means, as of any date of determination, the aggregate amount which the Lessee and the Construction Agent in good faith reasonably expect to be expended in order to achieve Completion, including Construction Costs (and including the then outstanding Property Cost).

*"Euro-Dollar Lending Office"* means, with respect to the Lessor or any Liquidity Bank, (a) initially, its office designated as such on *Schedule II* to the Participation Agreement (or, in the case of any such Participant that becomes a Participant by an assignment pursuant to *Section 12.1* of the Participation Agreement, its office designated as such in the applicable assignment agreement) and (b) subsequently, such other office or offices as such Participant may designate to the Administrative Agent as the office at which such Participant's LIBOR Loans/Lessor Amounts will thereafter be maintained and for the account of which all payments of principal of and interest on (in the case of Loans) or outstanding amount of and Yield on (in the case of Lessor Amounts) such Participant's LIBOR Loans/Lessor Amounts will thereafter be made.

*"Event of Loss"* means any of the following:

(a)   a Condemnation that: (i) involves a taking of the Lessor's entire interest in the Land or (ii) is likely to have a material adverse effect on the Fair Market Sales Value, use or residual value of the Property, or

(b)   a Casualty that is likely to have a material adverse effect on the Fair Market Sales Value, use or residual value of the Property (unless the insurance proceeds received in connection with such event are sufficient to repair and restore the Property to an Acceptable Condition and such repair and restoration could reasonably be expected to be completed prior to the Basic Lease Term Termination Date).

*"Excepted Payments"* is defined in *Section 2(a)* of the Assignment of Lease, Rent and CAA.

*"Excess Casualty/Condemnation Proceeds"* means at any time the excess, if any, of (a) the aggregate of all awards, compensation or insurance proceeds payable in connection with a Casualty or Condemnation *minus* (b) the sum of the Property Cost then outstanding, all accrued and unpaid Basic Rent and all accrued and unpaid Contingent Payments.

*"Excess Funds"* means all available funds (pursuant to the applicable program collateral agreement and otherwise) of the Note Purchaser which are in excess of those needed to pay and discharge in full at maturity all debts, duties, liabilities and obligations of the Note Purchaser, including without limitation all Commercial Paper, due or to become due within 367 days from the date of the latest maturing Commercial Paper outstanding at the date of determination.

*"Excess Sales Proceeds"* means the excess, if any, of (a) the aggregate of all proceeds received by the Lessor in connection with the Lessee's exercise of the Remarketing Option under *Article XX* of the Lease, less all fees, costs and expenses of the Lessor in connection with the exercise of its rights and remedies thereunder, minus (b) the outstanding Property Cost.

*"Expiration Date"* means the earliest of (a) the Scheduled Basic Term Termination Date, (b) any date (other than the Completion Date) on which the Construction Agency Agreement shall have been terminated in accordance with the provisions thereof and (c) any date on which the Lease shall have been terminated in accordance with the provisions of the Lease or any of the other Operative Documents.

*"Exterior Architect"* means Hellmuth, Obata & Kassabaum, Inc. or such other reputable architect as may be selected by the Construction Agent with the consent of the Lessor.

*"Extraordinary Lessor Investment"* means any Lessor Amounts advanced by the Lessor, in its sole and absolute discretion, to the Construction Agent pursuant to *Section 3.1(e)* of the Participation Agreement for the purpose of paying Force Majeure Costs in the amount notified to the Lessor by the Construction Agent.

*"Face Value"* means, with respect to any Commercial Paper, (a) the face amount of any such Commercial Paper that is issued at a discount or (b) the principal amount of any such Commercial Paper

that bears interest plus the amount of interest to be paid on such Commercial Paper on the maturity date thereof.

"*Facility Fees*" is defined in *Section 4.6(a)* of the Participation Agreement.

"*Fair Market Sales Value*" means, with respect to the Property, the amount, which in any event shall not be less than zero, that would be paid in cash in an arm's-length transaction between an informed and willing purchaser and an informed and willing seller, neither of whom is under any compulsion to purchase or sell, respectively, for the ownership of the Property. For purposes of the Appraisal delivered in connection with the Closing Date, the Fair Market Sales Value of the Property shall be determined based on the assumption that the Property is in the condition and state of repair required under *Section 9.1* of the Lease and the Lessee is in compliance with the other requirements of the Operative Documents relating to the condition of the Property.

"*Federal Funds Effective Rate*" means, for any day, an interest rate per annum equal to the weighted average of the rates on overnight federal funds transactions with members of the Federal Reserve System arranged by federal funds brokers, as published for such day (or, if such day is not a Business Day, for the next preceding Business Day) by the Federal Reserve Bank of New York or, if such rate is not so published for any day which is a Business Day, the average of the quotations for such day on such transactions received by the Administrative Agent from three federal funds brokers of recognized standing selected by the Administrative Agent.

"*Fees*" is defined in *Section 4.6* of the Participation Agreement.

"*Financial Statements*" means, with respect to any accounting period for any Person, statements of income, shareholders' equity and cash flows of such Person for such period, and a balance sheet of such Person as of the end of such period, setting forth in each case in comparative form figures for the corresponding period in the preceding fiscal year if such period is less than a full fiscal year or, if such period is a full fiscal year, corresponding figures from the preceding annual audit, all prepared in reasonable detail and in accordance with GAAP.

"*Fixed Charge Coverage Ratio*" means, with respect to the Lessee for any consecutive four-quarter period, the ratio, determined on a consolidated basis in accordance with GAAP, of:

(a) The sum of (i) the net income of the Lessee and its Subsidiaries for such period, plus (ii) to the extent deducted in calculating such net income, (A) all Interest Expenses of the Lessee and its Subsidiaries for such period, (B) all income tax expenses of the Lessee and its Subsidiaries for such period, (C) all rental expenses of the Lessee and its Subsidiaries for such period, (D) all non-cash charges taken by the Lessee and its Subsidiaries during such period for in-process research and development, and (E) all amortization charges for goodwill taken by the Lessee and its Subsidiaries during such period;

to

(b) The sum of (i) all Interest Expenses of the Lessee and its Subsidiaries for such period, *plus* (ii) all rental expenses of the Lessee and its Subsidiaries for such period, *plus* (iii) the current portion of all long-term Indebtedness of the Lessee and its Subsidiaries appearing on the consolidated balance sheet of the Lessee and its Subsidiaries on the last day of such period, *plus* without duplication, (iv) twenty percent (20%) of all off-balance sheet Indebtedness of the Lessee and its Subsidiaries on the last day of such period; *provided, however*, that any Indebtedness under or with respect to currency exchange Rate Contracts shall be excluded for purposes of the calculation under this *subparagraph (b)*.

"*Fixtures*" means all fixtures relating to the Improvements, including all components thereof, located in or on the Improvements, together with all replacements, modifications, alterations and additions thereto.

"*Force Majeure Costs*" means any costs of restoring the Property to an Acceptable Condition which costs result from the occurrence of a Casualty or Condemnation that (a) did not arise as a result of a Full Recourse Event and (b) did not result in a CAA Event of Default (other than a Limited Recourse CAA Event of Default) or occur after the occurrence of a CAA Event of Default (other than a Limited Recourse CAA Event of Default).

"*Force Majeure Event*" means, with respect to the Construction of the Property, any event (the existence of which was not known and could not have been discovered through the exercise of reasonable due diligence by the Lessee or the Construction Agent prior to the Closing Date) beyond the control of the Lessee and the Construction Agent, including, but not limited to, strikes, lockouts, acts of God, adverse weather conditions, inability to obtain labor or materials, government activities, civil commotion and enemy action; but an event shall not be considered to have been beyond the control of the Lessee or the Construction Agent if such event (a) could have been avoided by exercising that standard of foresight, care and due diligence that an ordinary, prudent and competent person would exercise under the circumstances or (b) could have been avoided through the commercially reasonable expenditure of funds by the Lessee or Construction Agent from the proceeds of Advances.

"*Foreign Plan*" means any employee benefit plan maintained by the Lessee or any of its Subsidiaries which is mandated or governed by any Governmental Rule of any Governmental Authority other than the United States.

"*Full Recourse Event*" means (a) a Lease Event of Default described in *Section 16.1(f)* or *16.1(g)* of the Lease or a CAA Event of Default described in *Section 5.1(h)* or *5.1(i)* of the Construction Agency Agreement, (b) fraud, misapplication of funds, illegal acts or willful misconduct on the part of any Lessee Party, (c) any act or failure to act by any Lessee Party (other than failure to complete Construction of the Property when required pursuant to the Construction Agency Agreement or, except as provided in *clause (b)* above, to pay the costs of such Construction), or (d) any representation or warranty of any Lessee Party is untrue, inaccurate or incorrect and would have a Material Adverse Effect.

"*Funding Date*" means any date on which an Advance is made.

"*Funding Office*" means the office of each Participant identified on *Schedule II* to the Participation Agreement as its Funding Office.

"*Funding Request*" is defined in *Section 3.4(a)* of the Participation Agreement.

"*GAAP*" means generally accepted accounting principles and practices as in effect in the United States of America from time to time, consistently applied.

"*General Contractor*" is defined in *clause (b)* of the *first recital* of the Participation Agreement.

"*General Contractor Payments*" means amounts payable to the General Contractor from time to time under the Construction Contract, as set forth in the Construction Budget.

"*Governmental Action*" means all permits, authorizations, registrations, consents, approvals, waivers, exceptions, variances, orders, judgments, written interpretations, decrees, licenses, exemptions, publications, filings, notices to and declarations of or with, or required by, any Governmental Authority, or required by any Applicable Law, and shall include, without limitation, all such environmental and operating permits and licenses that are required for the use, occupancy, zoning and operation of the Property as provided in the Lease.

"*Governmental Authority*" means the government of the United States of America, any other nation or any political subdivision thereof, whether state or local, and any agency, authority, instrumentality, regulatory body, court, central bank or other entity exercising executive, legislative, judicial, taxing, regulatory or administrative powers or functions of or pertaining to government.

"*Governmental Charges*" means, with respect to any Person, all levies, assessments, fees, claims or other charges imposed by any Governmental Authority upon such Person or any of its property or otherwise payable by such Person.

"*Governmental Rule*" means any law, rule, regulation, ordinance, order, code interpretation, judgment, decree, directive, guidelines, policy or similar form of decision of any Governmental Authority which is made publicly available.

"*Ground Lease*" means that certain Ground Lease dated as of the Closing Date between the Ground Lessor, as lessor thereunder, and the Lessor, as lessee thereunder, with respect to the Land.

"*Ground Lessor*" means Redevelopment Agency of the City of San Jose, a public body, corporate and politic, established pursuant to the Community Redevelopment Law of the State of California (Health and Safety Code Section 33000 *et seq.*), together with its permitted successors and assigns.

"*Guaranty Obligation*" means, with respect to any Person, any direct or indirect liability of that Person with respect to any indebtedness, lease, dividend, letter of credit or other obligation (the "primary obligations") of another Person (the "primary obligor"), including any obligation of that Person, whether or not contingent, (a) to purchase, repurchase or otherwise acquire such primary obligations or any property constituting direct or indirect security therefor, or (b) to advance or provide funds (i) for the payment or discharge of any such primary obligation, or (ii) to maintain working capital or equity capital of the primary obligor or otherwise to maintain the net worth or solvency or any balance sheet item, level of income or financial condition of the primary obligor, or (c) to purchase property, securities or services primarily for the purpose of assuring the owner of any such primary obligation of the ability of the primary obligor to make payment of such primary obligation, or (d) otherwise to assure or hold harmless the holder of any such primary obligation against loss in respect thereof. The amount of any Guaranty Obligation shall be deemed equal to the stated or determinable amount of the primary obligation in respect of which such Guaranty Obligation is made or, if not stated or if indeterminable, the maximum reasonably anticipated liability in respect thereof.

"*Hazardous Activity*" means any activity, process, procedure or undertaking that (a) directly or indirectly (i) produces, generates or creates any Hazardous Material; (ii) causes or results in the Release of any Hazardous Material into the environment (including air, water vapor, surface water, groundwater, drinking water, land (including surface or subsurface), plant, aquatic and animal life); or (iii) involves the containment or storage of any Hazardous Material; and (b) is regulated as hazardous waste treatment, storage or disposal within the meaning of any Environmental Law.

"*Hazardous Materials*" means all pollutants, contaminants and other materials, substances and wastes which are hazardous, toxic, caustic, harmful or dangerous to human health or the environment, including petroleum and petroleum products and byproducts, radioactive materials, asbestos, polychlorinated biphenyls and all materials, substances and wastes which are classified or regulated as "hazardous," "toxic" or similar descriptions under any Environmental Law.

"*Impositions*" means any and all liabilities, losses, expenses and costs of any kind whatsoever for fees, taxes, levies, imposts, duties, charges, assessments or withholdings of any nature whatsoever imposed by any Governmental Authority and any interest, penalties and other additions thereon ("*Taxes*") (including, without limitation, (a) real and personal property taxes, including personal property taxes on any property covered by the Lease that is classified by Governmental Authorities as personal property, and real estate or ad valorem taxes in the nature of property taxes; (b) sales taxes, use taxes and other similar taxes (including rent taxes and intangibles taxes); (c) any excise taxes; (d) real estate transfer taxes, conveyance taxes, mortgage taxes, intangible taxes, stamp taxes and documentary recording taxes and fees; (e) taxes that are, or are in the nature of, franchise, income, value added, privilege and doing business taxes, license and registration fees; and (f) assessments on the Property, including all assessments for public improvements or benefits (whether or not such improvements are commenced or completed during the Construction Period or the Basic Lease Term), and in each case all interest, additions to tax and penalties thereon), which at any time may be levied, assessed or imposed by any Federal, state, local or foreign authority upon or with respect to (i) any Tax Indemnitee, the Property or any part thereof, or interest therein, or any adjacent property or parcel that is aggregated with the Property or any part thereof for real estate tax and assessment purposes, or the Lessee or any sublessee or user of the Property; (ii) the financing, refinancing, demolition, construction, substitution, subleasing, assignment, control, condition, occupancy, servicing, maintenance, repair, ownership, possession, purchase, rental, lease, activity conducted on, delivery, insuring, use, operation, improvement, transfer, return or other disposition of the Property or any part thereof or interest therein; (iii) the Notes or interest therein or transfer thereof; (iv) the rentals, receipts or earnings arising from the Property or any part thereof or interest therein; (v) the Operative Documents or any payment made or accrued pursuant thereto; (vi) the income or other proceeds received with respect to the Property or any part thereof or interest therein upon the sale or disposition thereof; (vii) any contract (including the Construction Agency Agreement and the Construction Documents) relating to the construction, acquisition or delivery of the Improvements or any part thereof or interest therein; (viii) the issuance of the Notes; or (ix) otherwise in connection with the transactions contemplated by the Operative Documents.

Notwithstanding anything in the first paragraph of this definition (except as provided in the final paragraph of this definition) the term "*Impositions*" shall not mean or include:

(i) Taxes (other than Taxes that are, or are in the nature of, withholding, sales, use, rental, value added transfer or property taxes) that are imposed by the U.S. federal government and that are based upon or measured by or with respect to the net income (including any minimum taxes, capital gains taxes, or taxes on, measured by or with respect to or in the nature of capital, net worth, excess profits, items of tax preference and capital stock); *provided*, that this *clause (i)* shall not be interpreted to prevent a payment from being made on an After Tax Basis if such payment is otherwise required to be so made and *provided, further*, that Taxes described in this *clause (i)* shall not include Taxes that are, or are in the nature of, withholding sales, use, rental, value added, transfer or property taxes;

(ii) Taxes (other than Taxes that are, or are in the nature of, withholding, sales, use, rental, value added, transfer or property taxes) that are (A) imposed by any U.S. state jurisdiction or any taxing authority within any U.S. state jurisdiction to the extent that such Tax Indemnitee is organized or has its Applicable Lending Office and (B) based upon or measured by income, except that this *clause (ii)* shall not apply to (and thus shall not exclude) any such Taxes imposed on a Tax Indemnitee by a state or political subdivision thereof where the Property is located, possessed or used under the Lease unless the Tax Indemnitee was subject to income taxes in such jurisdiction without regard to the transactions contemplated by the Operative Agreements; *provided,* that this *clause (ii)* shall not be interpreted to prevent a payment from being made on an After Tax Basis if such payment is otherwise required to be so made;

(iii) any Tax with respect to the Property to the extent, but only to such extent, it relates to any act, event or omission that occurs, or relates to a period, after the termination of the Lease and the payment of all Obligations, except that when such termination of the Lease is the result of the exercise of remedies after a CAA Event of Default, an Unwind Event or Lease Event of Default, such exclusion shall commence only after the sale of the Property (but not any Tax or Imposition that relates to any period prior to the termination of the Lease);

(iv) any interest or penalties imposed on a Tax Indemnitee as a result of a Tax Indemnitee's failure to file any return or other documents timely and as prescribed by Applicable Law; *provided*, that this *clause (iv)* shall not apply (A) if such interest or penalties arise as a result of a position taken (or requested to be taken) by the Lessee in a contest controlled by the Lessee under *Section 13.5(b)* of the Participation Agreement or (B) if such failure is attributable to a failure by the Lessee to fulfill its obligations under the Participation Agreement;

(v) any Taxes imposed upon a Tax Indemnitee with respect to any voluntary transfer, sale, financing or other voluntary disposition of any interest in the Property or any part thereof, or any interest therein or any interest or obligation under the Operative Documents or from any sale, assignment, transfer or other disposition of any interest in a Tax Indemnitee or any Affiliate thereof (other than any transfer, sale or other disposition (A) pursuant to the terms of the Operative Documents in connection with the exercise by the Lessee or the Construction Agent of its Purchase Option, the Remarketing Option, or any termination option or other purchase of the Property by the Lessee or the Construction Agent or in connection with a Construction Return, (B) after the occurrence of a CAA Event of Default, an Unwind Event or a Lease Event of Default, (C) in connection with a Casualty or Condemnation affecting the Property, (D) in connection with any sublease, modification or addition to the Property by the Lessee or the Construction Agent) or (E) in connection with any replacement of the applicable Liquidity Bank, Lessor or Note Purchaser pursuant to *Section 11.3* or *11.5* of the Participation Agreement;

(vi) any Taxes imposed against or payable by a Tax Indemnitee to the extent resulting from, or that would not have been imposed but for, the gross negligence or willful misconduct of such Tax Indemnitee;

(vii) Taxes imposed on or payable by a Tax Indemnitee to the extent such Taxes solely result from, or would not have been imposed but for, a breach by such Tax Indemnitee of any representations, warranties or covenants set forth in the Operative Documents (unless such breach is caused by any Obligor's breach of its representations, warranties or covenants set forth in the Operative Documents);

(viii) Taxes imposed on a Tax Indemnitee to the extent resulting from such Tax Indemnitee's failure to comply with the provisions of *Section 13.5(b)* of the Participation Agreement, which failure precludes the ability to conduct a contest pursuant to *Section 13.5(b)* of the Participation Agreement (unless such failure is caused by any Obligor's breach of its obligations under the Operative Documents);

(ix) Taxes that would have been imposed in the absence of the transactions contemplated by the Operative Documents;

(x) Taxes imposed on or with respect to or payable by a Tax Indemnitee resulting from, or that would not have been imposed but for the existence of, any Lessor Lien created by or through such Tax Indemnitee or an Affiliate thereof, unless caused by acts or omissions of any Obligor; and

(xi) Taxes imposed on or with respect to or payable by a Tax Indemnitee that would not have been imposed but for an amendment, supplement, modification, consent or waiver to any Operative Document not initiated, requested or consented to by an Obligor, unless such amendment, supplement, modification, consent or waiver (A) arises due to, or in connection with there having occurred, a CAA Event of Default, an Unwind Event or a Lease Event of Default or (B) is required by the terms of the Operative Documents or is executed in connection with any amendment to the Operative Documents required by Applicable Law;

Notwithstanding the foregoing, the exclusions from the definition of Impositions set forth in *clauses (i)* through *(xi)* above and shall not apply to any Taxes or any increase in Taxes imposed on a Tax Indemnitee to the extent that the imposition of such Taxes or such tax increase would not have occurred if on each Funding Date the Tax Indemnitees, collectively, had advanced funds to the Lessee in the form of a loan secured by the Property in an amount equal to the Advance funded on such Funding Date, with debt service for such loans equal to the Basic Rent payable on each Rent Payment Date and a principal balance at the maturity of such loan in an amount equal to the Property Cost at the end of the term of the Lease.

"*Improvements*" means all Equipment, buildings, structures, Fixtures and other improvements of every kind existing at any time and from time to time and constructed and installed pursuant to the Construction

Agency Agreement, or otherwise purchased, with amounts advanced by the Participants pursuant to the Participation Agreement, on or under the Land, together with any and all appurtenances to such buildings, structures or improvements, including sidewalks, utility pipes, conduits and lines, parking areas and roadways, and including all Modifications and other additions to or changes in the Improvements at any time.

*"Imputed Return"* means, with respect to any date after the Expiration Date, an imputed return to each Participant equal to the Base Rate plus a margin of two percent (2.00%) per annum on such Participant's outstanding Loans or Lessor Amounts, as the case may be, during the period from the Expiration Date to such date of determination.

*"Indebtedness"* of any Person means, without duplication:

(a) All obligations of such Person evidenced by notes, bonds, debentures or other similar instruments and all other obligations of such Person for borrowed money (including obligations to repurchase receivables and other assets sold with recourse);

(b) All obligations of such Person for the deferred purchase price of property or services (including obligations under letters of credit and other credit facilities which secure or finance such purchase price and obligations under "synthetic" leases);

(c) All obligations of such Person under conditional sale or other title retention agreements with respect to property acquired by such Person (to the extent of the value of such property if the rights and remedies of the seller or the lender under such agreement in the event of default are limited solely to repossession or sale of such property);

(d) All non-contingent payment or reimbursement obligations of such Person under or with respect to Surety Instruments;

(e) All net obligations of such Person, contingent or otherwise, under or with respect to Rate Contracts;

(f) All Guaranty Obligations of such Person with respect to the obligations of other Persons of the types described in *clauses (a)-(e)* above and all other Contingent Obligations of such Person; and

(g) All obligations of other Persons of the types described in *clauses (a)-(e)* above to the extent secured by (or for which any holder of such obligations has an existing right, contingent or otherwise, to be secured by) any Lien in any property (including accounts and contract rights) of such Person, even though such Person has not assumed or become liable for the payment of such obligations.

*"Indemnitee"* means each of the Lessor, the Note Purchaser, the Liquidity Banks, the Administrative Agent, the Conduit Agent, the Program Administrator, each Sub-Participant, their respective Affiliates and their respective successors, assigns, directors, shareholders, partners, officers, employees and agents.

*"Indirect Withholding Taxes"* is defined in *Section 13.13(a)* of the Participation Agreement.

*"Initial Construction Budget"* is defined in *Section 6.1(k)* of the Participation Agreement.

*"Insurance Requirements"* means all terms and conditions of any insurance policy either required by the Lease to be maintained by the Lessee or required by the Construction Agency Agreement to be maintained, or arranged on behalf of the Lessor, by the Construction Agent, and all requirements of the issuer of any such policy.

*"Interest Expenses"* means, with respect to any Person for any period, the sum, determined on a consolidated basis in accordance with GAAP, of (a) all interest on the Indebtedness of such Person paid or accrued during such period (including interest attributable to Capital Leases) plus (b) all fees in respect of outstanding letters of credit paid or accrued by such Person during such period.

"*Interest Rate*" means the rate of interest accruing on the Loans from time to time, as set forth in *Section 4.2(a)* of the Participation Agreement.

"*Interior Architect*" means Arc Tec, Inc. or such other reputable architect as may be selected by the Construction Agent with the consent of the Lessor.

"*Investment*" of any Person means any loan or advance of funds by such Person to any other Person (other than advances to employees of such Person for moving and travel expenses, drawing accounts and similar expenditures in the ordinary course of business), any purchase or other acquisition of any Equity Securities or Indebtedness of any other Person, any capital contribution by such Person to or any other investment by such Person in any other Person (including any Guaranty Obligations of such Person and any indebtedness of such Person of the type described in *clause (g)* of the definition of "Indebtedness" on behalf of any other Person); *provided, however*, that Investments shall not include (a) accounts receivable or other indebtedness owed by customers of such Person which are current assets and arose from sales of inventory in the ordinary course of such Person's business, (b) prepaid expenses of such Person incurred and prepaid in the ordinary course of business, or (c) acquisitions of Equity Securities subject to *Section 9.2(e)* of the Participation Agreement.

"*IRC*" means the Internal Revenue Code of 1986.

"*Land*" is defined in *clause (a)* of the *first recital* of the Participation Agreement.

"*Lease*" means the Lease, dated as of the date of the Participation Agreement, between the Lessor and the Lessee.

"*Lease Default*" means (a) any Lease Event of Default or (b) any event or circumstance not yet constituting a Lease Event of Default that, with the giving of any notice of the lapse of any period of time or both, would became a Lease Event of Default.

"*Lease Event of Default*" means a "Lease Event of Default" as defined in *Section 16.1* of the Lease.

"*Lease Term*" means, collectively, the Construction Period and the Basic Lease Term.

"*Lender Mortgage*" means a deed of trust on all of the interest of the Lessor in the Property, in appropriate recordable form in each relevant jurisdiction to grant to the Administrative Agent, for the benefit of the Lenders, a first priority Lien on the Lessor's interest in the Property, which deed of trust shall be substantially in the form of *Exhibit E-2* to the Participation Agreement.

"*Lenders*" means, collectively, the Note Purchaser and the Liquidity Banks and, after any refinancing pursuant to *Section 11.4* of the Participation Agreement, includes the Refinancing Lender and the Specified Liquidity Bank.

"*Lessee*" means Adobe Systems Incorporated, a Delaware corporation, as lessee under the Lease, and its successors and assigns expressly permitted under the Lease.

"*Lessee Parties*" means, collectively, (a) the Lessee, (b) the Construction Agent, (c) any third party for which the Lessee or the Construction Agent has control or supervisory authority or delegated responsibility by contract or otherwise and (d) the respective Affiliates, employees, officers and agents of the foregoing.

"*Lessee's Credit Agreement*" means that certain Credit Agreement dated as of August 11, 1999, among the Lessee, as the borrower, the lenders who are parties to the agreement from time to time, and ABN AMRO Bank N.V., as administrative agent, or any agreement which supersedes or replaces such agreement.

"*Lessor*" means SELCO Service Corporation, an Ohio corporation doing business in California as Ohio SELCO Service Corporation, together with its successors and assigns permitted pursuant to *Section 12.1* of the Participation Agreement.

*"Lessor Amount"* is defined at *Section 3.2* of the Participation Agreement.

*"Lessor Commitment"* means the Commitment of the Lessor in the amount set forth on *Schedule I* of the Participation Agreement or, upon delivery of an Assignment Agreement by any Person (whether as assignee Lessor or assignor Lessor) to the Administrative Agent pursuant to *Section 12.1* of the Participation Agreement, such Person's Commitment described as a "Lessor Commitment" in such Assignment Agreement.

*"Lessor Lien"* means any Lien, true lease or sublease or disposition of title arising as a result of (a) any act or omission of the Administrative Agent or any Participant that is not required or permitted by the Operative Documents or is in violation of any of the terms of the Operative Documents, (b) any claim against the Administrative Agent or any Participant against which the Lessee is not required to indemnify the Administrative Agent or any Participant pursuant to *Article XIII* or *XIV* of the Participation Agreement or *Article X* of the Construction Agency Agreement or (c) any claim against the Lessor arising out of any transfer by the Lessor of all or any portion of the interest of the Lessor in the Property or the Operative Documents other than the transfer of title to or possession of the Property by the Lessor pursuant to and in accordance with the Operative Documents or pursuant to the exercise of the remedies set forth in *Section 16.2* of the Lease or *Section 5.3* of the Construction Agency Agreement, (d) the gross negligence or willful misconduct of any Participant or (e) any claim against the Administrative Agent or any Participant that is unrelated to the transactions contemplated by the Operative Documents.

*"Lessor Mortgage"* means a deed of trust on all of the interest of the Lessee and the Construction Agent in the Property, in appropriate recordable form in each relevant jurisdiction sufficient to grant to the Lessor a first priority Lien on the Lessee's and Construction Agent's interest in the Property, which deed of trust shall be substantially in the form of *Exhibit E-1* to the Participation Agreement and otherwise satisfactory in form and substance to the Participants.

*"Lessor Percentage"* means 3.5%.

*"LIBOR Loans/Lessor Amounts"* means a Loan or Lessor Amount, as the case may be, accruing interest or Yield by reference to the BBA LIBO Rate.

*"Lien"* means, with respect to any property, (a) any security interest, mortgage, pledge, lien, charge or other encumbrance in, of, or on such property or the income therefrom, including, without limitation, the interest of a vendor or lessor under a conditional sale agreement, or other title retention agreement, or any agreement to provide any of the foregoing, and (b) the filing of any financing statement or similar instrument under the Uniform Commercial Code or comparable law of any jurisdiction other than filings made for notice purposes only in connection with true (but not "synthetic") leases.

*"Limited Recourse CAA Event of Default"* is defined in *Section 5.3(b)(ii)* of the Construction Agency Agreement.

*"Liquidity Agreement"* means the Liquidity Agreement dated as of September 26, 2001, among the Note Purchaser, the Liquidity Banks, the Program Administrator and The Bank of Tokyo-Mitsubishi, Ltd., New York Branch, as administrative agent for the Liquidity Banks.

*"Liquidity Banks"* means the various financial institutions, parties to the Participation Agreement and Liquidity Agreement from time to time as Liquidity Banks.

*"Liquidity Commitment"* means, with respect to any Liquidity Bank, its commitment to (a) make Loans pursuant to *Section 3.7* of the Participation Agreement, (b) make Liquidity Loans to the Note Purchaser pursuant to *Section 3.1* of the Liquidity Agreement and (c) make purchases from the Note Purchaser pursuant to *Section 1* of the Asset Purchase Agreement, in an aggregate amount set forth on *Schedule I* to the Participation Agreement under the heading "Liquidity Commitment" or, upon delivery of an assignment and assumption agreement signed by a Liquidity Bank to the Administrative Agent and the Conduit Agent pursuant to the Asset Purchase Agreement and *Section 12.1* of the Participation

Agreement, such Person's Commitment described as a "Liquidity Commitment" in such assignment agreement; *provided*, that, on the Commitment Termination Date, the Liquidity Commitment of each Liquidity Bank shall be reduced (if necessary) on a pro rata basis so that the aggregate Liquidity Commitments of all Liquidity Banks equals 102% of the sum of the aggregate outstanding principal amount of the Conduit Loans as of the Commitment Termination Date (after giving effect to any Advance made on such date).

"*Liquidity Documents*" means the Asset Purchase Agreement and the Liquidity Agreement.

"*Liquidity Loans*" means the "Loans" under, and as defined in, the Liquidity Agreement.

"*Liquidity Percentage*" means, with respect to any Liquidity Bank, the ratio (expressed as a percentage) of (a) such Liquidity Bank's Liquidity Commitment to (b) the aggregate Liquidity Commitments of all Liquidity Banks.

"*Loan Percentage*" means 96.5%.

"*Loans*" means (a) the Conduit Loans or (b) after any refinancing under *Section 11.4* of the Participation Agreement, the Refinancing Loans and loans outstanding under the Purchased Notes.

"*Margin Stock*" shall have the meaning given to that term in Regulation U issued by the Federal Reserve Board.

"*Marketing Period*" means the period commencing on the date the Lessee gives notice of its election of the Remarketing Option and ending on the earlier of (a) the date on which the Property is sold to a purchaser in accordance with *Article XX* of the Lease and (b) the Expiration Date.

"*Material Adverse Effect*" means a material adverse effect on (a) the business, assets, operations or financial condition of the Lessee and its Subsidiaries, taken as a whole; (b) the ability of the Lessee to pay or perform the Obligations in accordance with the terms of the Participation Agreement and the other Operative Documents; or (c) practical realization of the material rights and remedies of Administrative Agent, the Lessor or any Lender intended to be provided under the Participation Agreement and the other Operative Documents.

"*Material Subsidiary*" means any Subsidiary that had revenues during the immediately preceding fiscal year equal to or greater than five percent (5%) of the consolidated gross revenues of the Lessee and its Subsidiaries during such year.

"*Maturity Date*" means the Original Maturity Date or, upon any extension of the Maturity Date in accordance with *Section 11.2(a)* of the Participation Agreement, such extended date.

"*Maximum Non-Refinanced Amount*" is defined in *Section 11.4* of the Participation Agreement.

"*Maximum Recourse Amount*" means, as of any date of determination, an amount equal to 88.1314% of the Property Cost (less the aggregate amount of Extraordinary Lessor Investments, if any) outstanding at such time.

"*Memorandum of Lease*" means a Memorandum of Lease substantially in the form of *Exhibit A* to the Lease.

"*Modifications*" is defined in *Section 10.1* of the Lease.

"*Moody's*" means Moody's Investors Service, Inc. and its successors.

"*Multiemployer Plan*" means any multiemployer plan within the meaning of Section 3(37) of ERISA maintained or contributed to by the Lessee or any ERISA Affiliate.

"*Multiple Employer Plan*" means an employee benefit plan, other than a Multiemployer Plan, to which the Lessee or any ERISA Affiliate, and one or more employers other than the Lessee or an ERISA

Affiliate, is making or accruing an obligation to make contributions or, in the event that any such plan has been terminated, to which the Lessee or an ERISA Affiliate made or accrued an obligation to make contributions during any of the five plan years preceding the date of termination of such plan.

"*Necessary Permits*" means certificates, licenses, approvals, consents, permits (including, without limitation, building, demolition and environmental permits, licenses, approvals, authorizations and consents), easements and rights-of-way, including dedication, and all other authorizations of Governmental Authorities or other Persons, that are required for (a) the construction of the Improvements substantially in accordance with the Plans and Specifications and the Construction Agency Agreement, (b) the maintenance, use or operation of the Property as a first class corporate office building or (c) the use, treatment, storage, transport, disposal or disposition of any Hazardous Materials on, at, under or from the Property during the construction of the Improvements thereon,

"*Net Proceeds*" means, with respect to any sale or issuance of any Equity Security or any other security by any Person, the aggregate consideration received by such Person from such sale or issuance less the sum of the actual amount of the reasonable fees and commissions payable to Persons other than such Person or any Affiliate of such Person, the reasonable legal expenses and the other reasonable costs and expenses directly related to such sale or issuance that are to be paid by such Person.

"*Net Property Proceeds*" means all amounts received by the Lessor in connection with any Casualty or Condemnation or any sale of the Property pursuant to the Lessor's exercise of remedies under *Section 16.2* of the Lease or the Lessee's exercise of the Remarketing Option under *Article XX* of the Lease, and all interest earned thereon, less any Impositions arising in connection with such amounts, if any, and less the expense of claiming and collecting such amounts, including all costs and expenses in connection therewith for which the Lessor or any Participant is entitled to be reimbursed pursuant to the Lease.

"*Net Remarketing Proceeds*" means the proceeds of the sale of the Property pursuant to the Remarketing Option less all Sales Costs incurred in connection therewith.

"*Net Share Repurchases*" means, with respect to the Lessee for any period, the remainder, calculated on a consolidated basis, of (a) the aggregate consideration paid by the Lessee during such period (including Indebtedness incurred) to purchase, redeem, retire, defease or otherwise acquire Equity Securities of the Lessee minus (b) the aggregate Net Proceeds received by the Lessee during such period for Equity Securities issued by the Lessee; *provided*, that (i) Equity Securities of the Lessee issued in exchange for other Equity Securities of the Lessee and its Subsidiaries as permitted by *clause (i)* of *Section 9.2(f)* of the Participation Agreement shall be excluded for purposes of calculating *clauses (a)* and *(b)* above, (ii) repurchases of Equity Securities from employees of the Lessee or its Subsidiaries as permitted by *clause (iv)* of *Section 9.2(f)* of the Participation Agreement shall be excluded for purposes of calculating *clause (a)* above, and (iii) Equity Securities issued in connection with acquisitions permitted by *Section 9.2(d)* of the Participation Agreement shall be excluded for purposes of calculating *clause (b)* above.

"*Net Worth*" means, with respect to the Lessee at any time, the remainder at such time, determined on a consolidated basis in accordance with GAAP, of (a) the total assets of the Lessee and its Subsidiaries at such time, minus (b) the sum (without limitation and without duplication of deductions) of the total liabilities of the Lessee and its Subsidiaries at such time and all reserves of the Lessee and its Subsidiaries at such time for anticipated losses and expenses (to the extent not deducted in calculating total assets in *clause (a)* above).

"*Non-Consenting Lender*" is defined in *Section 11.2(a)* of the Participation Agreement.

"*Note*" is defined in *Section 2.2* of the Note Purchase Agreement.

"*Note Interest Amount*" is defined in *Section 4.2(b)* of the Participation Agreement.

*"Note Purchase Agreement"* means the Note Purchase Agreement, dated as of September 26, 2001, among the Lessee, the Lessor, the Note Purchaser and the Conduit Agent.

*"Note Purchaser"* means Victory Receivables Corporation, a Delaware corporation, its capacity as the Note Purchaser under the Note Purchase Agreement, and any other Eligible Note Purchaser that becomes a Note Purchaser by virtue of an assignment from the Note Purchaser in accordance with *Section 12.1* of the Participation Agreement.

*"Note Purchaser's Commitment"* means the Note Purchaser's Commitment in the amount set forth on *Schedule I* to the Participation Agreement under the heading "Note Purchaser's Commitment" or, upon delivery of an assignment agreement signed by the Note Purchaser, as assignor, to the Administrative Agent pursuant to *Section 12.1* of the Participation Agreement, the Note Purchaser's Commitment set forth in such assignment agreement.

*"Obligations"* means and includes, with respect to the Lessee, all loans, advances, debts, liabilities, and obligations, howsoever arising, of the Lessee to the Administrative Agent, the Lessor, any Lender, any other Affected Party or any Indemnitee or Tax Indemnitee, of every kind and description (whether or not evidenced by any note or instrument and whether or not for the payment of money), direct or indirect, absolute or contingent, due or to become due, now existing or hereafter arising pursuant to the terms of any of the Operative Documents, including without limitation all Basic Rent, Supplemental Rent, fees, charges, expenses, attorneys' fees and accountants' fees chargeable to the Lessee or payable by the Lessee thereunder.

*"Obligors"* means, collectively, the Lessee and the Construction Agent.

*"Operative Documents"* means the following:

    (a)  the Participation Agreement;

    (b)  the Ground Lease;

    (c)  the Lease;

    (d)  the Memorandum of Lease;

    (e)  the Construction Agency Agreement;

    (f)  the Security and Assignment Agreement;

    (g)  each Consent and Acknowledgment;

    (h)  the Note Purchase Agreement;

    (i)  each Note;

    (j)  the Liquidity Agreement;

    (k)  the Asset Purchase Agreement;

    (l)  the Assignment of Lease, Rent and CAA;

    (m) the UCC Financing Statements;

    (n)  the Lessor Mortgage and the Lender Mortgage; and

    (o)  each other document, agreement, certificate or instrument delivered in connection with the foregoing (including any amendment or other modification to any of the foregoing).

*"Original Date"* is defined in *Section 11.2(b)* of the Participation Agreement.

*"Original Executed Counterpart"* is defined in *Section 23.10* of the Lease.

"*Original Maturity Date*" means September 26, 2006.

"*Original Maturity Date Extension Effective Date*" is defined in *Section 11.2(a)* of the Participation Agreement.

"*Original Maturity Date Extension Request*" is defined in *Section 11.2(a)* of the Participation Agreement.

"*Original Maturity Date Extension Response Date*" is defined in *Section 11.2(a)* of the Participation Agreement.

"*Outside Completion Date*" means December 26, 2003.

"*Participant Balance*" means as of any date of determination: (a) with respect to Note Purchaser, an amount equal to its outstanding Conduit Loans, (b) with respect to any Liquidity Bank, an amount equal to its outstanding Conduit Loans and (c) with respect to the Lessor, an amount equal to the aggregate outstanding Lessor Amounts.

"*Participants*" means, collectively, the Lessor, the Note Purchaser and the Liquidity Banks, together with their respective successors and assigns.

"*Participation Agreement*" means the Participation Agreement, dated as of September 26, 2001, among the Lessee, the Construction Agent, the Lessee, the Lessor, the Note Purchaser, the Conduit Agent, the Liquidity Banks and the Administrative Agent.

"*PBGC*" means the Pension Benefit Guaranty Corporation.

"*Percentage Interest*" is defined in the Asset Purchase Agreement.

"*Permitted Indebtedness*" is defined in *Section 9.2(a)* of the Participation Agreement.

"*Permitted Liens*" is defined in *Section 9.2(b)* of the Participation Agreement.

"*Permitted Property Liens*" means any of the following:

(a) the respective rights and interests of the parties to the Operative Documents as provided in the Operative Documents (including all Liens in favor of the Participants created under the Security Documents);

(b) Lessor Liens;

(c) Liens for Taxes that are not yet due;

(d) Liens arising by operation of law, materialmen's, vendors', mechanics', workers', repairmen's, employees', carriers', warehousemen's and other like Liens relating to the construction of the Improvements or in connection with any Modifications or arising in the ordinary course of business for amounts that either are not more than sixty (60) days past due or are being diligently contested in good faith by appropriate proceedings, so long as such proceedings satisfy the conditions for the continuation of proceedings to contest Taxes set forth in *Section 12.1* of the Lease;

(e) Liens of any of the types referred to in *clause (d)* above that have been bonded for not less than the full amount in dispute (or as to which other security arrangements satisfactory to the Lessor have been made), which bonding (or arrangements) shall comply with Applicable Law, and has effectively stayed any execution or enforcement of such Liens;

(f) Liens arising out of judgments or awards with respect to which appeals or other proceedings for review are being prosecuted in good faith and for the payment of which adequate reserves have been provided as required by GAAP or other appropriate provisions have been made, so long as such proceedings have the effect of staying the execution of such judgments or awards and satisfy the conditions for the continuation of proceedings to contest set forth in *Section 12.1* of the Lease;

(g) easements, rights of way and other encumbrances on title to real property permitted pursuant to *Section 12.2* of the Lease;

(h) Liens described on the title insurance policy delivered with respect to the Property pursuant to *Section 6.1(i)* of the Participation Agreement other than Liens described in *clause (d)* or *(f)* above that are not removed within thirty (30) days of their origination;

(i) Liens for Taxes that are being contested in accordance with the provisions of *Section 12.1* of the Lease; and

(j) subleases that are permitted under *Section 6.2* of the Lease.

"*Person*" means and includes an individual, a partnership, a corporation (including a business trust), a joint stock company, an unincorporated association, a limited liability company, a joint venture, a trust or other entity or a Governmental Authority.

"*Plans and Specifications*" means the plans and specifications for the Property as delivered to the Participants on the Closing Date, together with such amendments and modifications thereto as may be made from time to time in accordance with (and subject to the terms of) the Construction Agency Agreement.

"*Pricing Level*" means, as of any date of determination, the level set forth in the table below that corresponds to the Debt/EBITDA Ratio of the Lessee, subject to the following provisions:

(a) Initially, until changed hereunder in accordance with the following provisions, the Pricing Level will be Level I.

(b) Commencing with the fiscal quarter of the Lessee ended on or nearest to November 30, 2001, and continuing with each fiscal quarter thereafter, the Administrative Agent will determine the Pricing Level in accordance with the table below, based on the Debt/EBITDA Ratio for the Testing Period ended on the last day of the fiscal quarter, and identified in such table. Changes in the Pricing Level based upon changes in the Debt/EBITDA Ratio shall become effective on the first day of the month following the receipt by the Administrative Agent pursuant to *Section 9.1(a)(i)* or *9.1(a)(ii)* of the Participation Agreement of the financial statements of the Lessee, accompanied by the certificate and calculations referred to in *Section 9.1(a)(iii)*, demonstrating the computation of the Debt/EBITDA Ratio, based upon the Debt/EBITDA Ratio in effect at the end of the applicable period covered (in whole or in part) by such financial statements.

(c) Notwithstanding the above provisions, during any period when the Lessee has failed to timely deliver its consolidated financial statements referred to in *Section 9.1(a)(i)* or *9.1(a)(ii)* of the Participation Agreement, accompanied by the certificate and calculations referred to in *Section 9.1(a)(iii)*, the Pricing Level shall be Level V, regardless of the Debt/EBITDA Ratio at such time.

(d) Any changes in the Pricing Level shall be determined by the Administrative Agent in accordance with the above provisions and the Administrative Agent will promptly provide notice of such determinations to the Lessee and the Participants. Any such determination by the Administrative Agent shall be conclusive and binding absent manifest error.

| Level | Debt/EBITDA Ratio |
|---|---|
| Level I . . . . . . . . . . . . . . . . . . . . . . . | Less than or equal to 0.45 to 1.0 |
| Level II . . . . . . . . . . . . . . . . . . . . . . | Less than or equal to 0.75 to 1.0 and greater than 0.45 to 1.0 |
| Level III . . . . . . . . . . . . . . . . . . . . . . | Less than or equal to 1.0 to 1.0 and greater than 0.75 to 1.0 |
| Level IV . . . . . . . . . . . . . . . . . . . . . . | Less than or equal to 1.50 to 1.0 and greater than 1.0 to 1.0 |
| Level V . . . . . . . . . . . . . . . . . . . . . . | Greater than 1.50 to 1.0 |

"*Program Administrator*" means Bankers Trust Company, and its successors as program administrator for the Note Purchaser.

"*Program Termination Event*" is defined in *Section 7* of the Note Purchase Agreement.

"*Property*" is defined in the *second recital* of the Participation Agreement.

"*Property Balance*" means the sum of (a) the Property Cost and (b) any other amounts due and owing by the Construction Agent or the Lessee under the Operative Documents (including all Contingent Payments then due and owing).

"*Property Completion Differential*" is defined in *Section 13.2(c)* of the Participation Agreement.

"*Property Cost*" means, at any date of determination, (a) the aggregate amount of Advances made on or prior to such date *plus* (b) the aggregate amount of Extraordinary Lessor Investments made by the Lessor on or prior to such date *minus* (c) any payments received by the Administrative Agent as insurance proceeds, condemnation awards or liquidated damages and which are applied to reduce the aggregate amount of the Advances then outstanding *minus* (d) any other payments received by the Administrative Agent that are distributed to the Lenders or Lessor pursuant to *Article VII* of the Participation Agreement for application to pay the Loans or the Lessor Amounts (as the case may be).

"*Property Rents*" is defined in *Section 22.1(c)* of the Lease.

"*Proposed Construction Plan*" is defined in *Section 2.6(a)(iv)* of the Constructing Agency Agreement.

"*Purchased Notes*" is defined in *Section 11.4* of the Participation Agreement.

"*Purchase Notice*" means an irrevocable written notice by the Lessee delivered to the Lessor pursuant to *Section 18.1* of the Lease, notifying the Lessor of the Lessee's intention to exercise its option pursuant to such Section, and specifying the proposed purchase date therefor.

"*Purchase Option*" means the Lessee's option to purchase the Property in accordance with the provisions of *Section 18.1* of the Lease and the Construction Agent's option to purchase the Property in accordance with the provisions of *Section 6.1* of the Construction Agency Agreement.

"*Purchase Price*" is defined in *Section 18.1* of the Lease.

"*Quick Ratio*" means, with respect to the Lessee and its Subsidiaries at any time, the ratio, determined on a consolidated basis in accordance with GAAP, of:

(a) The sum at such time, to the extent unencumbered and unrestricted, of all (i) cash of the Lessee and its Subsidiaries; (ii) cash equivalents of the Lessee and its Subsidiaries; (iii) short-term investments of the Lessee and its Subsidiaries which comply with the investment policy of the Lessee meeting the requirements of *Section 9.2(e)(i)* of the Participation Agreement and (iv) accounts receivable of the Lessee and its Subsidiaries, net of appropriate loss and other reserves therefor;

to

(b) The sum at such time of all (i) current liabilities of the Lessee and its Subsidiaries (including the current portion of all loans under the Lessee's Credit Agreement); and (ii) to the extent not included in such current liabilities under the preceding *clause (i)*, the current portion of all Indebtedness of the types described in *clauses (a) - (c)* of the definition of "Indebtedness."

"*Rate Contracts*" means swap agreements (as that term is defined in *Section* 101 of the Federal Bankruptcy Reform Act of 1978, as amended) and any other agreements or arrangements designed to provide protection against fluctuations in interest or currency exchange rates.

"*Real Property*" of any person means all of the right, title and interest of such person in and to land, improvements and fixtures, including Leaseholds.

"*Redeemable Stock*" means with respect to any Person any capital stock or similar equity interests of such person that (a) is by its terms subject to mandatory redemption, in whole or in part, pursuant to a sinking fund, scheduled redemption or similar provisions, at any time prior to the Maturity Date; or (b) otherwise is required to be repurchased or retired on a scheduled date or dates, upon the occurrence of any event or circumstance, at the option of the holder or holders thereof, or otherwise, at any time prior to the Maturity Date, other than any such repurchase or retirement occasioned by a "change of control" or similar event.

"*Reference Bank Rate*" means, with respect to any Basic Rent Period for any LIBOR Loan/Lessor Amount, the arithmetic mean (rounded upward if necessary to the nearest $1/100^{th}$ of one percent) of the rates per annum at which Dollar deposits are offered to each of the Reference Banks in the London interbank market on the Second Business Day prior to the first day of such Basic Rent Period at or about 11:00 a.m. (London time) (for delivery on the first day of such Basic Rent Period in an amount substantially equal to the amount of such LIBOR Loan/Lessor Amount and for a term comparable to such Basic Rent Period).

"*Reference Banks*" means (a) KeyBank National Association and (b) any Participant or Participants selected as a Reference Bank by the Administrative Agent and the Required Participants, *provided*, that if any of such Reference Banks is no longer a Participant, such other Participant or Participants as may be selected by the Administrative Agent acting on instructions from the Required Participants.

"*Refinanced Notes*" is defined in *Section 11.3(a)* of the Participation Agreement.

"*Refinancing Lender*" is defined in *Section 11.3(a)* of the Participation Agreement.

"*Refinancing Loans*" is defined in *Section 11.3(a)* of the Participation Agreement.

"*Release*" means any release, pumping, pouring, emptying, injecting, escaping, leaching, dumping, seepage, spill, leak, flow, discharge, disposal or emission of a Hazardous Material.

"*Remarketing Option*" is defined in *Section 20.1* of the Lease.

"*Rent*" means, collectively, the Basic Rent and the Supplemental Rent, in each case payable under the Lease.

"*Rent Payment Date*" means the last day of each Basic Rent Period then in effect (and, if the applicable Basic Rent Period is longer than one (1) month, the last day of each monthly period in such Basic Rent Period).

"*Replacement Lender*" is defined in *Section 11.3(a)* of the Participation Agreement.

"*Replacement Lessor*" is defined in *Section 11.3(a)* of the Participation Agreement.

"*Replacement Participant*" is defined in Section 11.3(a) of the Participation Agreement.

"*Requesting Party*" is defined in Section 21.1 of the Lease.

"*Required Lenders*" means, at any time, (a) the Note Purchaser together with (b) Liquidity Banks having Liquidity Commitments representing at least 66⅔% of the aggregate Liquidity Commitments (or, if the Liquidity Commitments have been terminated, Liquidity Banks holding at least 66⅔% of the aggregate principal amount of the Liquidity Loans outstanding); *provided*, that "Required Lenders" shall not include the Note Purchaser (i) with respect to amendments, supplements, waivers or modifications to *Section 9.1(i), 9.2* (other than *Section 9.2(d)(v)*) or *9.3* of the Participation Agreement or (ii) at any time during which all of the Notes have been funded and/or purchased by the Liquidity Banks pursuant to the Liquidity Documents.

"*Required Modification*" is defined in *Section 10.1(a)* of the Lease.

"*Required Participants*" means, at any time, (a) the Note Purchaser together with (b) Participants (excluding the Note Purchaser) having a Lessor Commitment or Liquidity Commitments representing at least 66⅔% of the aggregate Commitments of the Lessor and the Liquidity Banks (or, if the Liquidity Commitments have been terminated, Liquidity Banks holding at least 66⅔% of the aggregate principal amount of the Liquidity Loans outstanding); *provided*, that "Required Participants" shall not include the Note Purchaser (i) with respect to amendments, supplements, waivers or modifications to *Section 9.1(i), 9.2* (other than *Section 9.2(d)(v)*) or *9.3* of the Participation Agreement or (ii) at any time during which all of the Notes have been funded and/or purchased by the Liquidity Banks pursuant to the Liquidity Documents.

"*Requirement of Law*" applicable to any Person means (a) the Articles or Certificate of Incorporation and By-laws, Partnership Agreement or other organizational or governing documents of such Person, (b) any Governmental Rule applicable to such Person, (c) any license, permit, approval or other authorization granted by any Governmental Authority to or for the benefit of such Person or (d) any judgment, decision or determination of any Governmental Authority or arbitrator, in each case applicable to or binding upon such Person or any of its property or to which such Person or any of its property is subject.

"*Reserve Requirement*" means, with respect to any day in a Basic Rent Period for a LIBOR Loan/ Lessor Amount, the aggregate of the reserve requirement rates (expressed as a decimal) in effect on such day for eurocurrency funding (currently referred to as "*Eurocurrency liabilities*" in Regulation D of the Federal Reserve Board) maintained by a member bank of the Federal Reserve System. As used herein, the term "*reserve requirement*" shall include, without limitation, any basic, supplemental or emergency reserve requirements imposed on any Lender by any Governmental Authority.

"*Return Conditions*" is defined in *Section 20.1* of the Lease.

"*S&P*" means Standard & Poor's Ratings Group, and its successors.

"*Sales Costs*" means any marketing, closing or other costs, and commissions related to the sale of the Property, in each case in connection with the Lessee's exercise of its Remarketing Option.

"*Scheduled Basic Lease Term Termination Date*" means September 26, 2008.

"*SEC*" means the United States Securities and Exchange Commission.

"*Secured Obligations*" is defined in *Section 22.1(a) of the Lease.*

"*Secured Parties*" means each of the Administrative Agent, the Lessor, the Note Purchaser, the Conduit Agent, the Program Administrator, the Liquidity Banks and any other Lenders.

"*Securities Act*" means the Securities Act of 1933, and the rules and regulations of the SEC promulgated thereunder.

"*Security and Assignment Agreement*" means the Security and Assignment Agreement dated as of the date of the Participation Agreement, among the Lessee and the Construction Agent, as grantors, in favor of the Participants.

"*Security Documents*" means, collectively, the Lessor Mortgage, the Lender Mortgage, the Security and Assignment Agreement, the UCC Financing Statements, each Consent and Acknowledgment and all other documents, agreements and instruments executed and delivered in order to establish, preserve, protect and perfect the Lien of the Participants in the Collateral.

"*Shortfall Amount*" means, as of the Expiration Date, an amount equal to (a) the Property Cost, minus (b) the portion of the Maximum Recourse Amount received by the Lessor from the Lessee pursuant to *Section 20.1(m)(i)* of the Lease, *minus* (c) the Net Remarketing Proceeds received by the Lessor in accordance with *Section 20.1(l)* of the Lease; *provided, however*, that if a sale of the Property is not consummated on or prior to the Expiration Date, then the term "Shortfall Amount" means an amount equal to (i) the Property Cost, *minus* (ii) the Maximum Recourse Amount received by the Lessor pursuant to *Section 20.1(m)(i)* of the Lease.

"*Solvent*" means, with respect to any Person on any date, that on such date (a) the fair value of the property of such Person is greater than the fair value of the liabilities (including contingent, subordinated, matured and unliquidated liabilities) of such Person, (b) the present fair saleable value of the assets of such Person is greater than the amount that will be required to pay the probable liability of such Person on its debts as they become absolute and matured, (c) such Person does not intend to, and does not believe that it will, incur debts or liabilities beyond such Person's ability to pay as such debts and liabilities mature, and (d) such Person is not engaged in or about to engage in business or transactions for which such Person's property would constitute an unreasonably small capital.

"*Special Advance*" is defined in *Section 3.1(a)(i)* of the Participation Agreement.

"*Specified Liquidity Bank*" is defined in *Section 11.2(a)* of the Participation Agreement.

"*Structuring Agent*" means Key Global Finance.

"*Sub-Participant*" is defined in *Section 12.2* of the Participation Agreement.

"*Subsidiary*" of any Person means (a) any corporation of which more than 50% of the issued and outstanding Equity Securities having ordinary voting power to elect a majority of the Board of Directors of such corporation (irrespective of whether at the time capital stock of any other class or classes of such corporation shall or might have voting power upon the occurrence of any contingency) is at the time directly or indirectly owned or controlled by such Person, by such Person and one or more of its other Subsidiaries or by one or more of such Person's other Subsidiaries, (b) any partnership, joint venture, limited liability company or other association of which more than 50% of the equity interests having the power to vote, direct or control the management of such partnership, joint venture or other association is at the time owned and controlled by such Person, by such Person and one or more of the other Subsidiaries or by one or more of such Person's other Subsidiaries or (c) any other Person whose results of operations are included in the Financial Statements of such Person on a consolidated basis.

"*Supplemental Rent*" means all amounts, liabilities and obligations (other than Basic Rent) which the Lessee assumes or agrees to pay to the Lessor or any other Person under the Lease, or under any of the other Operative Documents, including, without limitation, Contingent Payments, Fees, Break Costs, the Maximum Recourse Amount, the Construction Recourse Amount, and payments pursuant to *Section 15.2* of the Lease and *Articles XVIII* and *XX* of the Lease.

"*Surety Instruments*" means all letters of credit (including standby and commercial), banker's acceptances, bank guaranties, shipside bonds, surety bonds and similar instruments.

"*Taxes*" is defined in the definition of Impositions.

"*Tax Indemnitee*" means the Lessor, the Note Purchaser, the Liquidity Banks, the Administrative Agent, the Conduit Agent, the Program Administrator, each Sub-Participant, their respective Affiliates and their respective successors, assigns, directors, shareholders, partners, officers, employees and agents.

"*Taxing Authority*" is defined in *Section 13.13(a)* of the Participation Agreement.

"*Termination Date*" is defined in *Section 15.2* of the Lease.

"*Termination Notice*" is defined in *Section 15.1* of the Lease.

"*Testing Period*" means for any determination a single period consisting of the four consecutive fiscal quarters of the Lessee then last ended (whether or not such quarters are all within the same fiscal year), *except* that if a particular provision of any Operative Document indicates that a Testing Period shall be of a different specified duration, such Testing Period shall consist of the particular fiscal quarter or quarters then last ended which are so indicated in such provision.

"*Title Company*" means First American Title Insurance Company or such other title insurance company as may be selected by the Lessee with the approval of the Lessor.

"*Transaction Expenses*" means all costs, expenses and Impositions incurred in connection with the preparation, execution and delivery of the Operative Documents and the transactions contemplated by the Operative Documents including without limitation:

(a) the reasonable fees, out-of-pocket expenses and disbursements of Jones, Day, Reavis & Pogue, special counsel for the Lessor and the Administrative Agent, in negotiating the terms of the Operative Documents and the other transaction documents to be delivered in connection with the Documentation Date, the Closing Date and each Funding Date, preparing for, and rendering opinions in connection with, the transactions contemplated to occur on the Documentation Date, the Closing Date and each Funding Date, and in rendering other services in connection with the Documentation Date, the Closing Date and each Funding Date, customary for counsel representing parties to transactions of the types involved in the transactions contemplated by the Operative Documents;

(b) the reasonable fees, out-of-pocket expenses and disbursements of special counsel for the Lessee and local counsel for the Lessee in negotiating the terms of the Operative Documents and the other transaction documents to be delivered in connection with the Documentation Date, the Closing Date and each Funding Date, preparing for, and rendering opinions in connection with, the transactions contemplated to occur on the Documentation Date, the Closing Date and each Funding Date, and in rendering other services in connection with the Documentation Date, the Closing Date and each Funding Date, customary for counsel representing parties to transactions of the types involved in the transactions contemplated by the Operative Documents;

(c) the reasonable fees, out-of-pocket expenses and disbursements of counsel for the Note Purchaser in connection with the preparation, negotiation, execution and delivery of the Note Purchase Agreement, the Note, the Liquidity Agreement and the Asset Purchase Agreement and in connection with the review and approval of the other Operative Documents, the transactions contemplated to occur on the Documentation Date, the Closing Date and each Funding Date;

(d) the Fees;

(e) any and all Taxes and fees incurred in recording, registering or filing any Operative Document or any other transaction document, any deed, declaration, mortgage, security agreement, notice or financing statement with any public office, registry or governmental agency in connection with the transactions contemplated by the Operative Documents; and

(f) other actual out-of-pocket expenses related to the placement and syndication of the Note Purchaser's Commitment and the Liquidity Commitments reasonably incurred by the Structuring Agent.

"*Trustee*" is defined in *Section 22.1(a)* of the Lease.

"*UCC*" means the Uniform Commercial Code, as in effect in any applicable jurisdiction.

"*UCC Financing Statements*" means UCC financing statements appropriately completed and executed for filing in the applicable jurisdiction in order to protect the respective security interests of the Administrative Agent, the Lessor and the other Participants in the Property and other Collateral under the Lessor Mortgage, the Lender Mortgage and the Security and Assignment Agreement.

"*Uniform Commercial Code*" and "*UCC*" means the Uniform Commercial Code as in effect in any applicable jurisdiction.

"*Unwind Event*" is defined in *Section 5.5* of the Construction Agency Agreement.

"*Unused Fee*" is defined in *Section 4.6(c) of the Participation Agreement.*

"*Upfront Fee*" is defined in *Section 4.6* of the Participation Agreement.

"*VC Partnership*" is defined in *Section 9.2(e)* of the Participation Agreement.

"*Withholding Taxes*" is defined in *Section 13.13(a)* of the Participation Agreement.

"*Yield*" is defined in *Section 4.3(a)* of the Participation Agreement.

"*Yield Rate*" means at any date (a) with respect to any Lessor Amount that is a LIBOR Loan/Lessor Amount, the BBA LIBO Rate for the applicable Basic Rent Period then in effect for Lessor Amounts plus a margin of 2.00% per annum and (b) at any time that Yield on the Lessor Amounts is to be calculated by reference to the Base Rate, the Base Rate.